UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Enbridge Income Fund

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Alberta, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

Enbridge Inc.

(Name of Person(s) Furnishing Form)

4.85% MEDIUM TERM NOTES, SERIES 4, DUE NOVEMBER 12, 2020
4.10% MEDIUM TERM NOTES, SERIES 6, DUE FEBRUARY 22, 2019
4.85% MEDIUM TERM NOTES, SERIES 7, DUE FEBRUARY 22, 2022
3.94% MEDIUM TERM NOTES, SERIES 10, DUE JANUARY 13, 2023
3.95% MEDIUM TERM NOTES, SERIES 12, DUE NOVEMBER 19, 2024
4.87% MEDIUM TERM NOTES, SERIES 13, DUE NOVEMBER 21, 2044

(Title of Class of Subject Securities)

29254ZAD6

29254ZAF1

29254ZAG9

29254ZAK0

29254ZAM6

29254ZAN4

(CUSIP Number of Class of Securities (if applicable))

Tyler W. Robinson

Vice President & Corporate Secretary

Enbridge Inc.

200, 425-1st Street S.W.

Calgary, Alberta T2P 3L8, Canada

Telephone Number: 1-403-231-3900

with a copy to:

Robert E. Buckholz

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone Number: (212) 558-4000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 14, 2018

(Date Tender Offer/Rights Offering Commenced)

This Form CB is being furnished by Enbridge Inc. (“Enbridge”), a company governed by the laws of Canada, in connection with (i) the meeting (the “Meeting”) of the holders of issued and outstanding 4.85% medium term notes, series 4, due November 12, 2020, 4.10% medium term notes, series 6, due February 22, 2019, 4.85% medium term notes, series 7, due February 22, 2022, 3.94% medium term notes, series 10, due January 13, 2023, 3.95% medium term notes, series 12, due November 19, 2024 and 4.87% medium term notes, series 13, due November 21, 2044 (collectively, the “Fund Notes”) of Enbridge Income Fund to facilitate the proposed exchange of the Fund Notes for an equal principal amount of newly issued medium term notes of Enbridge (the “Enbridge Notes”) having financial terms that are the same as the financial terms of the Fund Notes and (ii) the proposed exchange of the Fund Notes for the Enbridge Notes in the manner, and subject to the conditions precedent, described in the Circular (as defined below) included as Appendix A to this form.

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a) The following documents have been published in the home jurisdiction of Enbridge and are attachments to this Form CB:

Appendix A:	Management Information Circular and Consent Solicitation Statement with respect to Amendments to the Trust Indenture Governing the Fund Notes (the “Circular”).
Appendix B:	Form of Proxy and Consent Solicitation Form for the Meeting.

 (b)

Not Applicable.

Item 2.    Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included on page 1 of the Circular, under the heading “Notice to Noteholders in the United States”.

2

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Index

2.1

The Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the U.S. Securities and Exchange Commission (the “SEC”) on Form 10-K on February 16, 2018 (the “Enbridge Annual Report”).

2.2

The audited consolidated financial statements of Enbridge as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor’s report thereon (incorporated by reference to the Enbridge Annual Report).

2.3

The unaudited interim consolidated financial statements of Enbridge as at and for the interim period ended September 30, 2018 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on Form 10-Q on November 2, 2018).

2.4	The management’s discussion and analysis of Enbridge for the year ended December 31, 2017 (incorporated by reference to the Enbridge Annual Report).

2.5

The management’s discussion and analysis of Enbridge for the three and nine month periods ended September 30, 2018 (incorporated by reference to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed with the SEC on Form 10-Q on November 2, 2018).

2.6	The Current Report on Form 8-K, filed with the SEC on May 17, 2018.

2.7	Enbridge Definitive Proxy Statement on Schedule 14A filed with the SEC on Schedule 14A on April 5, 2018 .

PART III — CONSENT TO SERVICE OF PROCESS

Enbridge is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof. Enbridge will promptly communicate any change in the name or address of the agent for service to the Commission by amendment of the Form F-X.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Enbridge Inc.
Filer

By:	/s/ Maximillian G. Chan
	Name:	Maximillian G. Chan
	Title:	Vice President, Treasury
	Date:	November 15, 2018

By:	/s/ Tyler W. Robinson
	Name:	Tyler W. Robinson
	Title:	Vice President & Corporate Secretary
	Date:	November 15, 2018

4

Appendix A

These materials are important and require your immediate attention. They require holders of certain medium term notes of Enbridge Income Fund to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. Noteholders with questions may contact the information agent, D.F. King Canada, by calling toll free in North America at 1-800-294-5107 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com.

The transactions described in this document have not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of such transactions, the securities offered pursuant to such transactions or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Securityholders in the United States should read the Notice to Noteholders in the United States on page 1 of the enclosed Circular.

Information has been incorporated by reference in the enclosed Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Enbridge Income Fund at 200, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8 and are also available electronically on SEDAR at www.sedar.com.

NOTICE OF MEETING OF NOTEHOLDERS OF ENBRIDGE INCOME FUND

4.85% MEDIUM TERM NOTES, SERIES 4, DUE NOVEMBER 12, 2020 (CUSIP: 29254ZAD6)
4.10% MEDIUM TERM NOTES, SERIES 6, DUE FEBRUARY 22, 2019 (CUSIP: 29254ZAF1)
4.85% MEDIUM TERM NOTES, SERIES 7, DUE FEBRUARY 22, 2022 (CUSIP: 29254ZAG9)
3.94% MEDIUM TERM NOTES, SERIES 10, DUE JANUARY 13, 2023 (CUSIP: 29254ZAK0)
3.95% MEDIUM TERM NOTES, SERIES 12, DUE NOVEMBER 19, 2024 (CUSIP: 29254ZAM6)
4.87% MEDIUM TERM NOTES, SERIES 13, DUE NOVEMBER 21, 2044 (CUSIP: 29254ZAN4)

to be held on December 10, 2018

and

MANAGEMENT INFORMATION CIRCULAR
AND CONSENT SOLICITATION STATEMENT
WITH RESPECT TO
AMENDMENTS TO THE TRUST INDENTURE GOVERNING
THE ENBRIDGE INCOME FUND MEDIUM TERM NOTES

November 9, 2018

AN AMENDMENT REVIEW FEE OF $0.25 PER $1,000 PRINCIPAL AMOUNT OF NOTES WILL BE PAID TO EACH NOTEHOLDER WHO VOTES ON THE NOTE EXCHANGE RESOLUTION (REGARDLESS FOR OR AGAINST) SHOULD THE NOTE EXCHANGE RESOLUTION BE APPROVED AND THE NOTE EXCHANGE TRANSACTION BE COMPLETED

ELIGIBLE OUTSTANDING MEDIUM TERM NOTES OF ENBRIDGE INCOME FUND

Below is certain information regarding Enbridge Income Fund’s medium term notes that are subject to the matters to be considered at the meeting of noteholders contemplated hereby. Capitalized terms used herein are as defined in the glossary of the accompanying management information circular and consent solicitation statement.

Series	Principal Amount	Coupon	Maturity Date	CUSIP
Series 4	$100,000,000	4.85%	November 12, 2020	29254ZAD6
Series 6	$300,000,000	4.10%	February 22, 2019	29254ZAF1
Series 7	$200,000,000	4.85%	February 22, 2022	29254ZAG9
Series 10	$275,000,000	3.94%	January 13, 2023	29254ZAK0
Series 12	$500,000,000	3.95%	November 19, 2024	29254ZAM6
Series 13	$250,000,000	4.87%	November 21, 2044	29254ZAN4

Due to their upcoming maturity date, Enbridge Income Fund’s 4.00% medium term notes, series 5, due December 20, 2018 (“Series 5 Notes”) are not eligible to participate in the meeting of noteholders or consent solicitation contemplated hereby and will not be eligible to vote on the Note Exchange Transaction. Holders of the Series 5 Notes will continue to be governed under Enbridge Income Fund’s current trust indenture until the maturity of the Series 5 Notes.

A PROXY AND CONSENT WILL NOT BE VALID UNLESS THE COMPLETED PROXY AND CONSENT SOLICITATION FORM IS RECEIVED BY AST TRUST COMPANY (CANADA) BY MAIL AT P.O. BOX 721, AGINCOURT, ONTARIO, M1S 0A1, ATTENTION: PROXY DEPARTMENT OR BY FAX AT 1-866-781-3111 (TOLL FREE) OR 416-368-2502 (WITHIN THE 416 AREA CODE) OR BY EMAIL AT PROXYVOTE@ASTFINANCIAL.COM BY NO LATER THAN 10:00 A.M. (CALGARY TIME) ON DECEMBER 5, 2018, UNLESS THE MEETING IS OTHERWISE CANCELLED, ADJOURNED OR POSTPONED (IN WHICH CASE THE DEADLINE FOR SUBMITTING A PROXY AND CONSENT SOLICITATION FORM SHALL BE NO LATER THAN 72 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING SUCH ADJOURNED OR POSTPONED MEETING). THE TIME LIMIT FOR THE DEPOSIT OF PROXIES MAY BE WAIVED OR EXTENDED BY THE CHAIR OF THE MEETING AT HIS OR HER DISCRETION WITHOUT NOTICE.

If you: (a) execute and deliver a valid proxy and consent solicitation form to AST Trust Company (Canada) by the proxy cut-off time of 10:00 a.m. (Calgary Time) on December 5, 2018; or (b) you vote in person at the Meeting (if the Meeting is held), and the transactions contemplated in the accompanying management information circular and consent solicitation statement are approved by eligible noteholders and subsequently completed, you may be eligible to receive an amendment review fee of $0.25 for each $1,000 principal amount of medium term notes represented by such proxy and consent or voted in person at the Meeting. Further information regarding the payment of such amendment review fee can be found in the accompanying management information circular and consent solicitation statement.

The Fund Notes have been issued in the form of global certificates registered in the name of CDS or its nominee and, as such, CDS is the sole registered Fund Noteholder. Only registered Fund Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting, or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholder(s), may only vote the Fund Notes in accordance with instructions received from the beneficial Fund Noteholders. Beneficial Fund Noteholders as of the Record Date wishing to vote their Fund Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their Fund Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholder(s), as to how to vote their Fund Notes at the Meeting.

YOUR VOTE IS IMPORTANT

THE MEETING (IF THE MEETING IS HELD) WILL BE HELD AT MCCARTHY TETRAULT LLP, SUITE 4000, 421 - 7TH AVENUE S.W., CALGARY, ALBERTA ON DECEMBER 10, 2018 AT THE TIME SET OUT IN THE NOTICE OF MEETING. THE RECORD DATE FOR ENTITLEMENT TO NOTICE OF, AND TO VOTE AT, THE MEETING IS NOVEMBER 7, 2018 (THE “RECORD DATE”).

EXERCISE OF PROXY VOTING AND CONSENT: A PROXY AND CONSENT SOLICITATION FORM MUST BE COMPLETED AND RETURNED BY 10:00 A.M. (CALGARY TIME) ON DECEMBER 5, 2018 TO AST TRUST COMPANY (CANADA). NOTEHOLDERS ARE INSTRUCTED TO PROVIDE INSTRUCTIONS TO THEIR BROKER OR INTERMEDIARY THROUGH WHICH THEY HOLD THEIR FUND NOTES TO COMPLETE, EXECUTE AND DELIVER THIS FORM.

OTHER OPTION FOR EXERCISE OF PROXY VOTING (BENEFICIAL/NON-REGISTERED FUND NOTEHOLDERS): A BENEFICIAL FUND NOTEHOLDER CAN ALSO PROVIDE ITS PROXY VOTE FOR THE MEETING (BUT NOT CONSENT) VIA THE VOTING INSTRUCTION FORM. THE VOTING INSTRUCTION FORM MUST BE RECEIVED BY BROADRIDGE AT LEAST ONE BUSINESS DAY BEFORE THE PROXY CUT-OFF TIME (I.E. 10:00 A.M. (CALGARY TIME) ON DECEMBER 4, 2018).

NOTEHOLDERS WITH QUESTIONS MAY CONTACT THE INFORMATION AGENT, D.F. KING CANADA, BY CALLING TOLL FREE IN NORTH AMERICA AT 1-800-294-5107 (1-212-771-1133 BY COLLECT CALL) OR BY EMAIL AT INQUIRIES@DFKING.COM.

November 9, 2018

Dear Enbridge Income Fund Noteholder:

You are invited to attend a meeting (the “Meeting”) of the holders (“Fund Noteholders”) of issued and outstanding 4.85% medium term notes, series 4, due November 12, 2020, 4.10% medium term notes, series 6, due February 22, 2019, 4.85% medium term notes, series 7, due February 22, 2022, 3.94% medium term notes, series 10, due January 13, 2023, 3.95% medium term notes, series 12, due November 19, 2024 and 4.87% medium term notes, series 13, due November 21, 2044 (collectively, the “Fund Notes”) of Enbridge Income Fund (the “Fund”), voting together as a single class, as set forth in the Notice of Meeting included with this letter.

The Meeting has been called to consider, and if thought advisable, pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Appendix A to the accompanying management information circular and consent solicitation statement (the “Circular”), to authorize the Fund and the Fund Note Trustee (as defined below), at the Fund’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated November 29, 2004 between the Fund and Computershare Trust Company of Canada, as trustee (the “Fund Note Trustee”), as amended or supplemented from time to time (the “Fund MTN Indenture”), such that, in accordance with the steps described in the Circular, all of issued and outstanding Fund Notes will be exchanged for an equal principal amount of newly issued medium term notes (the “Enbridge Notes”) of Enbridge Inc. (“Enbridge”) having financial terms that are the same as the financial terms of the Fund Notes (the “Note Exchange Transaction”).

The timing of the Note Exchange Transaction follows the closing of Enbridge’s acquisition of all the issued and outstanding common shares of Enbridge Income Fund Holdings Inc., not already owned by Enbridge, on November 8, 2018. The Note Exchange Transaction is being undertaken to simplify the organizational structure and reporting obligations of the Fund. Allowing the Fund to apply to cease to be a reporting issuer in each of the provinces of Canada, as well as the transition of long-term credit ratings to Enbridge, will result in administrative efficiencies and will reduce costs associated with the administration of the Fund, including audit, legal and board expenses.

The Fund believes the Note Exchange Transaction may have the following benefits for the Fund Noteholders:

•                  Fund Noteholders will benefit from holding medium term notes of Enbridge, the largest energy infrastructure company in North America with significant diversification across businesses that generate diverse, safe and reliable cash flows;

•                  Enbridge provides superior financial strength with a significantly larger revenue and cash flow base;

•                  the Note Exchange Transaction will provide Fund Noteholders with exposure to Enbridge credit enhancement through reduced complexity and structural subordination;

•                  Fund Noteholders will receive Enbridge Notes that will rank pari passu with Enbridge’s other senior unsecured public debt securities; and

i

•                  the completion of the Note Exchange Transaction will reduce the number of public debt issuers in the Enbridge group and concentrate activity at Enbridge, one of the largest and most active issuers in Canada.

The Meeting will be held at the offices of McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta, on December 10, 2018 at the time set out in the Notice of Meeting. The record date for entitlement to notice of, and to vote at, the Meeting is November 7, 2018 (the “Record Date”).

Pursuant to the Fund MTN Indenture, each Fund Noteholder as of the Record Date will have one vote for each $1,000 principal amount of Fund Notes of which such Fund Noteholder is the holder as of the Record Date with respect to the Note Exchange Resolution. To be effective, the Note Exchange Resolution must be approved, subject to the terms of the Fund MTN Indenture, by holders of not less than 66 2/3% of the principal amount of the Fund Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution.

Holders of at least 25% of the principal amount of the outstanding Fund Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than seven days later, and to such place and time as may be appointed by the chairman of the Meeting, and two clear days’ notice shall be given of such adjourned meeting in the manner in which notices are by the Fund MTN Indenture authorized to be given (but it shall not be necessary to specify in such notice the business to be transacted at such adjourned meeting). At the adjourned meeting, the Fund Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

The Fund MTN Indenture provides that the Note Exchange Resolution may also be passed by the written consent of the Fund Noteholders holding 66 2/3% of the principal amount of all of the outstanding Fund Notes as of the Record Date. Accordingly, pursuant to the Circular, the Fund is simultaneously soliciting the written consent of Fund Noteholders to the passing of the Note Exchange Resolution (the “Consent Solicitation”). Fund Noteholders who execute and deliver a valid proxy and consent solicitation form voting FOR the approval of the Note Exchange Resolution (and who do not validly revoke such proxy and consent) prior to the proxy cut-off time shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation. If Fund Noteholders representing not less than 66 2/3% of the principal amount of all of the outstanding Fund Notes have delivered valid proxies voting FOR the approval of the Note Exchange Resolution by the proxy cut-off time (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the Fund Noteholders and the Meeting will be unnecessary and therefore cancelled. The Fund will notify Fund Noteholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting. The Fund reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

If the Note Exchange Resolution is approved by the Fund Noteholders and the Note Exchange Transaction is completed, Fund Noteholders who: (a) execute and deliver a valid proxy and consent solicitation form to AST Trust Company (Canada) by 10:00 a.m. (Calgary time) on December 5, 2018 (or by the deadline for the deposit of proxies for any postponed or adjourned Meeting) voting on the Note Exchange Resolution, with such proxy and consent solicitation form being accepted by AST Trust Company (Canada) by the proxy cut-off time; or (b) vote on the Note Exchange Resolution in person at the Meeting, if the Meeting is held, will receive $0.25 for each $1,000 principal amount of Fund Notes represented by such proxy and consent or voted in person at the Meeting (collectively, the “Amendment Review Fees”). Interest will not accrue on or be payable with respect to the Amendment Review Fees. The Amendment Review Fees will be paid to AST Trust Company (Canada), as tabulation agent for the Fund Noteholders entitled to Amendment Review Fees, on the first business day following the Effective Date (as defined in the Circular) who will then pay the Amendment Review Fees to CDS (as defined below) participants for distribution to the Fund Noteholders entitled to Amendment Review Fees no later than the fourth business day following the Effective Date. No Amendment Review Fees will be paid to those Fund Noteholders who, prior to the commencement of the Meeting, revoke any proxies and consents previously delivered by them prior to the proxy cut-off time.

The Fund Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered Fund Noteholder. Only registered Fund Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting (or as part of the Consent Solicitation), or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholder(s), may only vote the Fund Notes in accordance with instructions received from the beneficial Fund Noteholders. Beneficial Fund Noteholders as of the Record Date wishing to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation) must provide instructions to their broker or other intermediary through which they hold their Fund Notes in sufficient time prior to the deadline for depositing proxies for the Meeting (or as part of the Consent Solicitation) to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholder(s), as to how to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation).

Please give this material your careful consideration. If you require assistance, consult your financial, tax, legal or other professional advisors. If you have any questions or require more information with regard to voting your Fund Notes, please contact the Information Agent (as defined in the Circular), the Solicitation Agent (as defined in the Circular) or the Fund using the information provided on the back cover of the Circular. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back cover of the Circular. Copies of this document and related materials are also available electronically on SEDAR at www.sedar.com.

Yours very truly,

(signed) “John K. Whelen”
John K. Whelen, Director
Enbridge Management Services Inc.,
as administrator of Enbridge Income Fund

NOTICE OF MEETING OF HOLDERS OF THE FUND NOTES

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of the holders (“Fund Noteholders”) of 4.85% medium term notes, series 4, due November 12, 2020, 4.10% medium term notes, series 6, due February 22, 2019, 4.85% medium term notes, series 7, due February 22, 2022, 3.94% medium term notes, series 10, due January 13, 2023, 3.95% medium term notes, series 12, due November 19, 2024 and 4.87% medium term notes, series 13, due November 21, 2044 (collectively, the “Fund Notes”) of Enbridge Income Fund (the “Fund”), voting together as a single class, will be held at the offices of McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) on December 10, 2018 for the following purposes:

1.                                      to consider and, if thought advisable, to pass, with or without alteration or modification, an extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth as Appendix A to the accompanying management information circular and consent solicitation statement (the “Circular”), to authorize the Fund and the Fund Note Trustee (as defined below), at the Fund’s option, to enter into a supplemental indenture amending the terms of the trust indenture dated November 29, 2004 between the Fund and Computershare Trust Company of Canada, as trustee (the “Fund Note Trustee”), as amended or supplemented from time to time (the “Fund MTN Indenture”), such that, in accordance with the steps described in the Circular, all issued and outstanding Fund Notes will be exchanged for an equal principal amount of newly issued medium term notes of Enbridge Inc. (“Enbridge Notes”) governed by the terms of the trust indenture dated as of October 20, 1997 between Enbridge Inc. and the Fund Note Trustee, as supplemented and amended, having financial terms that are the same as the financial terms of the Fund Notes; and

2.                                      to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Meeting has been called by the Fund. The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting of Fund Noteholders.

Due to their upcoming maturity date, the Fund’s 4.00% medium term notes, series 5, due December 20, 2018 (“Series 5 Notes”) are not eligible to participate in the Meeting or consent solicitation contemplated hereby and will not be eligible to vote on the Note Exchange Resolution. Holders of the Series 5 Notes will continue to be governed under the Fund’s current trust indenture until the maturity of the Series 5 Notes.

The record date for entitlement to notice of, and to vote at, the Meeting is November 7, 2018 (the “Record Date”). Each Fund Noteholder as of the Record Date will have one vote for each $1,000 principal amount of Fund Notes of which such Fund Noteholder is the holder as of the Record Date with respect to the Note Exchange Resolution. Pursuant to the provisions of the Fund MTN Indenture, any extraordinary resolution passed by holders of not less than 66 2/3% of the principal amount of Fund Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution at the Meeting or any adjournment thereof will, if passed in accordance with the provisions contained in the Fund MTN Indenture, be binding upon all Fund Noteholders, whether present at or absent from the Meeting and whether or not they vote at the Meeting. Holders of at least 25% of the principal amount of the outstanding Fund Notes present in person or by proxy will constitute a quorum for the Meeting.

The Fund MTN Indenture provides that the Note Exchange Resolution may also be passed by the written consent of the Fund Noteholders holding 66 2/3% of the principal amount of all of the outstanding Fund Notes as of the Record Date. Accordingly, pursuant to the Circular, the Fund is simultaneously soliciting the written consent of Fund Noteholders to the passing of the Note Exchange Resolution (the “Consent Solicitation”). Fund Noteholders who execute and deliver a valid proxy and consent solicitation form voting FOR the approval of the Note Exchange Resolution (and who do not validly revoke such proxy and consent) prior to the proxy cut-off time shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation. If Fund Noteholders representing not less than 66 2/3% of the principal amount of all of the outstanding Fund Notes have delivered valid proxies voting FOR the approval of the Note Exchange Resolution by the proxy cut-off time (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the Fund Noteholders and the Meeting will be unnecessary and therefore cancelled. The Fund will notify Fund Noteholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting. The Fund reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

If the Note Exchange Resolution is approved by the Fund Noteholders and the Note Exchange Transaction is completed, Amendment Review Fees (as such term is defined below) will be paid only to eligible Fund Noteholders who: (a) executed and delivered a valid proxy and consent solicitation form to AST Trust Company (Canada) by 10:00 a.m. (Calgary time) on December 5, 2018 (or by the deadline for the deposit of proxies and consents for any postponed or adjourned Meeting) voting on the Note Exchange Resolution, with such proxy and consent solicitation form being accepted by AST Trust Company (Canada) by the proxy cut-off time; or (b) voted on the Note Exchange Resolution in person at the Meeting, if the Meeting is held.

The Fund Notes have been issued in the form of global certificates registered in the name of CDS Clearing and Depository Services Inc. or its nominee (“CDS”) and, as such, CDS is the sole registered Fund Noteholder. Only registered Fund Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting (or as part of the Consent Solicitation), or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholder(s), may only vote the Fund Notes in accordance with instructions received from the beneficial Fund Noteholders. Beneficial Fund Noteholders as of the Record Date wishing to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation) must provide instructions to their broker or other intermediary through which they hold their Fund Notes in sufficient time prior to the deadline for depositing proxies for the Meeting (or as part of the Consent Solicitation) to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholder(s), as to how to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation).

If you have any questions or require more information with regard to voting your Fund Notes, please contact the Information Agent (as defined in the Circular), the Solicitation Agent (as defined in the Circular) or the Fund using the information provided on the back cover of the Circular.

DATED at Calgary, Alberta this 9th day of November, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF ENBRIDGE MANAGEMENT SERVICES INC., AS ADMINISTRATOR OF ENBRIDGE INCOME FUND

(signed) “John K. Whelen”
John K. Whelen, Director
Enbridge Management Services Inc.,
as administrator of Enbridge Income Fund

v

NOTICE TO NOTEHOLDERS IN THE UNITED STATES

THE ENBRIDGE NOTES WILL BE ISSUED PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, PROVIDED BY RULE 802 THEREUNDER.

THE ENBRIDGE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The solicitation of proxies for the Note Exchange Resolution is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with applicable disclosure requirements in Canada. Fund Noteholders in the United States should be aware that the foregoing disclosure requirements are different from those of the United States. The financial statements or selected summary financial information of the Fund included or incorporated by reference herein have been prepared in accordance with IFRS, which differs from U.S. GAAP, and may not be comparable to the financial statements or selected summary financial information of United States companies.

Fund Noteholders in the United States should be aware that the disposition of Fund Notes and acquisition of Enbridge Notes by them in the Note Exchange Transaction may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and such Fund Noteholders are encouraged to consult their tax advisors. See the Section of this Circular entitled “Certain Canadian Federal Income Tax Considerations” and the Section of this Circular entitled “Certain U.S. Federal Income Tax Considerations”.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws since the Fund and Enbridge are located in Canada and many of their officers and directors are residents of Canada. You may not be able to sue a foreign company or partnership or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Fund Noteholders should be aware that, prior to the consummation of the Note Exchange Transaction, the Fund, Enbridge or their respective affiliates, directly or indirectly, may bid for or make purchases of Fund Notes or certain related securities, as permitted by applicable laws and regulations of the United States or Canada or its provinces or territories. All capitalized terms used in this Section have the meanings assigned to them in the Section of this Circular entitled “Glossary of Terms”.

NOTICE REGARDING INFORMATION

Certain information in this Circular has been taken from or is based on documents that are expressly referred to in this Circular. All summaries of, and references to, documents that are specified in this Circular as having been filed, or that are contained in documents specified as having been filed, on SEDAR are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Fund’s or Enbridge’s SEDAR profile at www.sedar.com. Fund Noteholders are urged to read carefully the full text of those documents, which may also be obtained on request without charge from 200, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8.

The information concerning Enbridge contained in this Circular, including but not limited to the section of this Circular entitled “Information Concerning Enbridge”, has been provided by Enbridge. Although the Fund has no knowledge that would indicate that any of such information is untrue or incomplete, the Fund does not assume any responsibility for the accuracy or completeness of such information or the failure by Enbridge to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to the Fund.

All dollar amounts set forth in this Circular, including the Appendices hereto, are expressed in Canadian dollars, except where otherwise indicated.

Information contained in this Circular is given as of November 9, 2018, unless otherwise specifically stated.

FORWARD-LOOKING INFORMATION

Certain statements contained in this Circular and in the documents incorporated by reference herein constitute forward-looking statements. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions or the negative thereof.

In particular, this Circular contains forward-looking statements pertaining to:

•                  the tax treatment of Fund Noteholders;

•                  the anticipated timing, mechanics, completion and settlement of the Note Exchange Transaction;

•                  certain strategic and financial benefits that may result from the completion of the Note Exchange Transaction;

•                  the ability of the Fund and Enbridge to complete the transactions contemplated by the Note Exchange Transaction;

•                  statements relating to anticipated credit ratings applicable to the Enbridge Notes; and

•                  the anticipated timing of the closing of Enbridge’s transactions with each of SEP, EEP and EEQ.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•                  the perceived benefits of the Note Exchange Transaction, which are based upon a number of facts, including the terms and conditions contained within the Enbridge MTN Indenture and the Fund MTN Indenture and current industry, economic and market conditions.

•                  the satisfaction of all conditions to the proposed Note Exchange Transaction;

•                  the treatment of Fund Noteholders under tax laws, which is subject to the statements made under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”; and

•                  the effects of the Note Exchange Transaction on the Fund and Enbridge, which are based on the Fund’s current expectations regarding the intentions of Enbridge.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Fund believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular and in the documents incorporated by reference herein should not be unduly relied upon. These statements speak only as of the date of this Circular.

Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include:

•                  the market value of the Enbridge Notes;

•                  conditions to the completion of the Note Exchange Transaction and the Fund’s discretion as to the completion of the Note Exchange Transaction;

•                  risks related to the realization of any possible benefits of the Note Exchange Transaction; and

•                  the other factors discussed under “Risk Factors” in this Circular.

With regard to the forward-looking statements in the Fund’s and Enbridge’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive and are made as of the date hereof. The forward-looking statements contained in this Circular are expressly qualified by this cautionary statement. Except as required by law, the Fund does not undertake any obligation to publicly update or revise any forward-looking statements.

NON-IFRS AND NON-U.S. GAAP MEASURES

This Circular and certain of Enbridge’s documents incorporated by reference in this Circular use and refer to financial measures which do not have any standardized meaning prescribed by IFRS or U.S. GAAP, respectively. Please refer to the non-IFRS and non-U.S. GAAP measures advisories in such documents incorporated by reference or in the respective management discussions and analysis documents for the definitions and descriptions of such terms.

GLOSSARY OF TERMS

In this Circular, unless the context otherwise requires, the following terms have the meanings indicated:

“ABCA” means the Business Corporations Act (Alberta);

“Adjusted EBITDA” means Enbridge’s earnings before interest, income taxes and depreciation and amortization, adjusted for unusual, non-recurring or non-operating factors on a consolidated basis;

“allowable capital loss” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“Amendment Review Fees” has the meaning set out in the section of this Circular entitled ‘‘Information Regarding the Note Exchange Transaction — Amendment Review Fees’’;

“Arrangement” means the plan of arrangement completed November 8, 2018 between ENF and Enbridge pursuant to which Enbridge acquired all the issued and outstanding common shares of ENF not already owned by Enbridge;

“Arrangement Agreement” means the arrangement agreement dated effective as of September 17, 2018, between ENF and Enbridge, as modified by the amending agreement dated as of September 27, 2018, with respect to the Arrangement;

“BMO Capital Markets” means BMO Nesbitt Burns Inc.;

“Broadridge” has the meaning set out in the section of the Circular entitled “General Information Regarding the Meeting and Consent Solicitation — Beneficial Fund Noteholders”;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday observed in Calgary, Alberta and Toronto, Ontario;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc. or its nominee;

“Circular” means this management information circular and consent solicitation statement dated November 9, 2018;

“Code” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”;

“Consent Solicitation” has the meaning set out in the section of this Circular entitled ‘‘General Information Regarding the Meeting and Consent Solicitation — Consent Solicitation’’;

“CRA” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“DBRS” means DBRS Limited;

“Debentures” has the meaning set out in the section of this Circular entitled “Description of the Enbridge Notes — General”;

“Definitive Notes” has the meaning set out in the section of this Circular entitled “Description of the Enbridge Notes — Global Notes”;

“Depository” means CDS Clearing & Depository Services Inc.;

“DPSP” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“ECT” means Enbridge Commercial Trust, an unincorporated trust established under the laws of Alberta;

“EEP” means Enbridge Energy Partners, L.P., a publicly traded Delaware limited partnership;

“EEP Class A Common Unit” means each Class A common unit representing a fractional part of the limited partner interests in EEP;

“EEQ” means Enbridge Energy Management, L.L.C., a publicly traded Delaware limited liability company;

“Effective Date” means the date specified as such in the Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from the Fund and Enbridge given to the Fund Note Trustee pursuant to the Fund Second MTN Supplemental Indenture notifying the Fund Note Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified therein, together with an undertaking of Enbridge to issue the Enbridge Notes required to be issued in connection with the Note Exchange Transaction pursuant to the Enbridge MTN Indenture;

“EIPGP” means Enbridge Income Partners GP Inc., a corporation existing under the laws of Canada;

“EIPGP Common Shares” mean the common shares in the capital of EIPGP;

“EIPLP” means Enbridge Income Partners L.P., a limited partnership established under the laws of Alberta;

“EMSI” means Enbridge Management Services Inc., a corporation existing under the laws of Canada, in its role as administrator of the Fund, pursuant to an amended and restated administrative services agreement between EMSI, the Fund, AST Trust Company (Canada) and ECT dated effective as of November 8, 2018, as amended from time to time;

“Enbridge” means Enbridge Inc., a corporation existing under the laws of Canada;

“Enbridge Annual MD&A” means the management’s discussion and analysis of Enbridge for the year ended December 31, 2017 dated February 16, 2018;

“Enbridge Annual Report” means the annual report on Form 10-K of Enbridge in respect of the financial year ended December 31, 2017 dated February 16, 2018;

“Enbridge Financial Statements” means the audited consolidated financial statements of Enbridge as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor’s report thereon, and the unaudited interim consolidated financial statements of Enbridge as at and for the interim period ended September 30, 2018;

“Enbridge First MTN Supplemental Indenture” means the first supplemental trust indenture to the Enbridge MTN Indenture dated as of November 28, 2001 between Enbridge and the Enbridge Note Trustee;

“Enbridge Fourth MTN Supplemental Indenture” means the fourth supplemental trust indenture to the Enbridge MTN Indenture dated as of April 12, 2018 between Enbridge and the Enbridge Note Trustee;

“Enbridge Interim MD&A” means the management’s discussion and analysis of Enbridge for the three and six month periods ended September 30, 2018;

“Enbridge MTN Indenture” means the trust indenture dated as of October 20, 1997 between Enbridge and Fund Note Trustee as supplemented and amended by the Enbridge Supplemental Indentures and as may be further supplemented and amended from time to time;

“Enbridge Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the Enbridge MTN Indenture;

“Enbridge Notes” means the medium term notes of Enbridge to be issued under the Enbridge MTN Indenture in connection with the Note Exchange Transaction;

“Enbridge Second MTN Supplemental Indenture” means the second supplemental trust indenture to the Enbridge MTN Indenture dated as of December 21, 2011 between Enbridge and the Enbridge Note Trustee;

“Enbridge Shares” means the common shares in the capital of Enbridge;

“Enbridge Supplemental Indentures” means, collectively, the Enbridge First MTN Supplemental Indenture, the Enbridge Second MTN Supplemental Indenture, the Enbridge Third MTN Supplemental Indenture and the Enbridge Fourth MTN Supplemental Indenture;

“Enbridge Third MTN Supplemental Indenture” means the third supplemental trust indenture to the Enbridge MTN Indenture dated as of September 26, 2017 between Enbridge and the Enbridge Note Trustee;

“ENF” means Enbridge Income Fund Holdings Inc., a corporation existing under the laws of Alberta;

“ENF Shares” means the common shares in the capital of ENF;

“Fitch” means Fitch Ratings, Inc.;

“Fund” means Enbridge Income Fund, an unincorporated trust established under the laws of Alberta;

“Fund and Enbridge Notes” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Fund First MTN Supplemental Indenture” means the supplemental trust indenture to the Fund MTN Indenture dated as of December 21, 2011 between the Fund and the Fund Note Trustee;

“Fund Group Entities” means the Fund, ECT, EIPGP, EIPLP and their respective subsidiaries, and “Fund Group Entity” means any one of them.

“Fund MTN Indenture” means the trust indenture dated as of November 29, 2004 between the Fund and the Fund Note Trustee, as supplemented and amended by the Fund First MTN Supplemental Indenture and as may be further supplemented and amended from time to time;

“Fund Note Trustee” means Computershare Trust Company of Canada (including any successor trustee), in its capacity as trustee under the Fund MTN Indenture;

“Fund Noteholder” means each holder of Fund Notes;

“Fund Notes” means, collectively, the Series 4 Notes, Series 6 Notes, Series 7 Notes, Series 10 Notes, Series 12 Notes and Series 13 Notes of the Fund;

“Fund Second MTN Supplemental Indenture” means the supplemental indenture amending the terms of the Fund MTN Indenture, as more particularly described in the Note Exchange Resolution;

“Global Note” has the meaning set out in the section of the Circular entitled “Description of Enbridge Notes — Global Notes”;

“Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the Canadian Accounting Standards Board;

“Information Agent” means D.F. King Canada;

“Intermediary” means an investment advisor, stockbroker, bank, trust company or other nominee;

“IRS” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations — Taxation of the Ownership of the Enbridge Notes”;

“Meeting” means the meeting of the holders of the Fund Notes, voting together as a single class, to be held at the offices of McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta, at 10:00 a.m. (Calgary time) on December 10, 2018, and any adjournment or postponement thereof;

“Minister” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Moody’s” means Moody’s Investors Services Inc.;

“Non-Resident Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada”;

“Note Exchange Resolution” means the resolution to be considered at the Meeting, the full text of which is set forth as Appendix A to the Circular;

“Note Exchange Transaction” has the meaning set out in the section of the Circular entitled “Information Regarding the Note Exchange Transaction — Fund Second MTN Supplemental Indenture”;

“Notice of Meeting” means the notice of Meeting dated November 9, 2018, accompanying the Circular;

“NYSE” means the New York Stock Exchange;

“OID” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations — Taxation of the Ownership of the Enbridge Notes”;

“participant” has the meaning set out in the section of this Circular entitled “Description of the Enbridge Notes — Global Notes”;

“Proposed Legislative Amendments” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“Rating Agencies” means, collectively, DBRS, S&P, Moody’s and Fitch and “Rating Agency” means any one of them;

“RDSPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“Record Date” means November 7, 2018;

“Registered Plans” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“Resident Holder” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“RESPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“RRIFs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“RRSPs” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“Rule 144” has the meaning set out in the section of the Circular entitled “Information Regarding the Note Exchange Transaction — Considerations Relevant to the Evaluation of the Note Exchange Transaction — U.S. Securities Laws Considerations”;

“S&P” means Standard and Poor’s Rating Service, a division of the McGraw-Hill Companies, Inc.;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the provinces of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian Securities Administrators and accessible at www.sedar.com;

“SEP” means Spectra Energy Partners, LP, a publicly traded Delaware master limited partnership

“Series 4 Notes” means the 4.85% Medium Term Notes, Series 4, due November 12, 2020 issued pursuant to the Fund MTN Indenture;

“Series 5 Notes” means the 4.00% Medium Term Notes, Series 5, due December 20, 2018 issued pursuant to the Fund MTN Indenture;

“Series 6 Notes” means the 4.10% Medium Term Notes, Series 6, due February 22, 2019 issued pursuant to the Fund MTN Indenture;

“Series 7 Notes” means the 4.85% Medium Term Notes, Series 7, due February 22, 2022 issued pursuant to the Fund MTN Indenture;

“Series 10 Notes” means the 3.94% Medium Term Notes, Series 10, due January 13, 2023 issued pursuant to the Fund MTN Indenture;

“Series 12 Notes” means the 3.95% Medium Term Notes, Series 12, due November 19, 2024 issued pursuant to the Fund MTN Indenture;

“Series 13 Notes” means the 4.87% Medium Term Notes, Series 13, due November 21, 2044 issued pursuant to the Fund MTN Indenture;

“Solicitation Agent” has the meaning set out in the section of the Circular entitled “General Information Regarding the Meeting and Consent Solicitation — Solicitation Agent”;

“Stub Period Accrued Interest” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations — Taxation of the Note Exchange Transaction”;

“Tabulation Agent” means AST Trust Company (Canada);

“Tax Act” means the Income Tax Act (Canada) and all regulations promulgated thereunder from time to time;

“taxable capital gain” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations”;

“TFSA” has the meaning set out in the section of the Circular entitled “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“TSX” means the Toronto Stock Exchange;

“U.S.” or “United States” means the United States of America;

“U.S. Exchange Act” has the meaning set out in the section of the Circular entitled “Notice to Noteholders in the United States”;

“U.S. GAAP” means generally accepted accounting principles of the United States;

“U.S. Holder” has the meaning set out in the section of the Circular entitled “Certain U.S. Federal Income Tax Considerations”; and

“U.S. Securities Act” has the meaning set out in the section of the Circular entitled “Notice to Noteholders in the United States”.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in this Circular. Fund Noteholders are urged to read this Circular and the appendices attached hereto carefully and in their entirety. Certain capitalized terms used in this summary are defined in the Glossary of Terms above.

Background to the Note Exchange Transaction

On May 17, 2018, Enbridge made four separate non-binding all share proposals to the respective boards of directors of its sponsored vehicles, SEP, EEP, EEQ and ENF, to acquire, in separate combination transactions, all of the outstanding equity securities of those entities not beneficially owned by Enbridge.

On August 24, 2018, Enbridge announced that it had entered into a definitive agreement with SEP to acquire all the outstanding public units of SEP on the basis of 1.111 Enbridge Shares for each common unit of SEP. On September 18, 2018, Enbridge announced that it had also entered into definitive agreements with each of EEP and EEQ under which Enbridge agreed to acquire all of the outstanding public class A common units of EEP and all of the outstanding public listed shares of EEQ. Under such agreements, EEP public unitholders will receive 0.335 of an Enbridge Share for each class A common unit of EEP, and EEQ public shareholders will receive 0.335 of an Enbridge Share for each listed share of EEQ. Assuming timely satisfaction of the necessary closing conditions, Enbridge expects its transactions with each of SEP, EEP and EEQ to close in the fourth quarter of 2018.

On September 17, 2018, following a period of negotiations between Enbridge and a special committee of the board of directors of ENF, Enbridge and ENF entered into the Arrangement Agreement, providing for the implementation of the Arrangement. On November 8, 2018, Enbridge and ENF completed the Arrangement. Pursuant to the Arrangement, Enbridge acquired all of the issued and outstanding ENF Shares not already owned by Enbridge and ENF became an indirect wholly-owned subsidiary of Enbridge. On November 9, 2018, ENF was dissolved pursuant to section 211 of the ABCA and all its liabilities were assumed by its parent corporation, Enbridge.

Following the Arrangement, Enbridge reviewed the structure of the Fund Group Entities to simplify and streamline the Enbridge group to increase the transparency of the Fund Group Entities’ cash generating assets. As a result of such review, Enbridge and the Fund have determined that they should proceed with the Note Exchange Transaction to effectively transfer the Fund Notes to Enbridge, which will result in the benefits described in this Circular. For a description of the benefits of the Note Exchange Transaction, see the section entitled “Information Regarding the Note Exchange Transaction — Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Summary of the Note Exchange Transaction

Pursuant to the Note Exchange Transaction, the Fund Notes will be exchanged for an equal principal amount of newly issued Enbridge Notes, having financial terms that are the same as the financial terms of the Fund Notes. Payment obligations for the Enbridge Notes will not be guaranteed by any corporate entity, as is the case for all of Enbridge’s current medium term notes.

Rationale for the Note Exchange Transaction

The Note Exchange Transaction is part of Enbridge’s strategy to simplify and streamline its corporate structure, to provide increased transparency by reducing the number of public debt issuers within the Enbridge group, to reduce administrative inefficiencies, including by, among other things, implementing simplified accounting and financial reporting procedures, and to reduce structural subordination at Enbridge.

Conditions to Completion of the Note Exchange Transaction

The completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained at the Meeting or pursuant to the Consent Solicitation; (b) delivery to the Fund Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. The Fund reserves the right, subject to applicable law, to waive the condition in (c) above.

In addition, the Note Exchange Resolution authorizes the Fund, without further notice to or approval of the Fund Noteholders, to revoke the Note Exchange Resolution at any time prior to the transactions contemplated by the Note Exchange Resolution being completed. The Fund also reserves the right to cancel the Meeting at any time prior to commencement thereof and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

See the section of this Circular entitled “Information Regarding the Note Exchange Transaction — Conditions to Completion of the Note Exchange Transaction”.

For risks related to the completion of the Note Exchange Transaction, see the section of this Circular entitled “Risks Relating to the Note Exchange Transaction and the Enbridge Notes — Completion of the Note Exchange Transaction”.

Fund Second MTN Supplemental Indenture

By approving the Note Exchange Resolution, the holders of the Fund Notes will be authorizing the Fund and the Fund Note Trustee, at the Fund’s option, to enter into and execute and deliver the Fund Second MTN Supplemental Indenture containing the terms described below and will be authorizing and directing the Fund and the Fund Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The Fund Second MTN Supplemental Indenture will amend the terms of the Fund MTN Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)                                 all of the issued and outstanding Fund Notes, including the entitlement to interest accrued thereon, shall be transferred from the Fund Noteholders to Enbridge in exchange for an equal principal amount of newly issued Enbridge Notes, together with an entitlement to an amount equal to the interest accrued on the Fund Notes, having the terms, conditions and other attributes set forth in the Enbridge MTN Indenture and Appendix B to this Circular; and

(b)                                 the Fund shall be released and discharged from all obligations under or in respect of the Fund MTN Trust Indenture and the Fund Notes.

After the execution of the Fund Second MTN Supplemental Indenture, but prior to the Note Exchange Transaction taking effect, the Fund and Enbridge will be required under the Fund Second MTN Supplemental Indenture to deliver to the Fund Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the day that will be the Effective Date and will also include the undertaking of Enbridge to issue the required Enbridge Notes to the existing Fund Noteholders in exchange for the Fund Notes. On the Effective Date, the Fund Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of Fund Notes will own Enbridge Notes in the place of the Fund Notes. The Fund anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the

Fund Second MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Upon request to the Corporate Secretary of EMSI or the Information Agent, copies of the proposed form of Fund Second MTN Supplemental Indenture will be sent to any Fund Noteholder.

See the section entitled “Information Regarding the Note Exchange Transaction — Fund Second MTN Supplemental Indenture”.

Considerations Relevant to the Evaluation of the Note Exchange Transaction

The Fund believes the Note Exchange Transaction may have the following benefits for the Fund Noteholders, and that Fund Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•                  Same Financial Terms: Fund Noteholders will receive Enbridge Notes having financial terms (including with respect to coupon, maturity and redemption price) that are the same as those of the Fund Notes for which they are being exchanged. The Fund MTN Indenture and the Enbridge MTN Indenture are substantively similar.

•                  Superior Credit Profile:

•                  Stronger Business Profile: Upon completion of the Note Exchange Transaction, Fund Noteholders will hold medium term notes in Enbridge, the largest energy infrastructure company in North America with significant diversification across businesses that generate diverse, safe and reliable cash flows. The stronger business profile will be driven by direct ownership in Enbridge’s core businesses comprised of premium liquids transportation, natural gas transmission and natural gas distribution utility franchises.

•                  Stronger Financial Profile: Fund Noteholders will benefit from a consolidated Enbridge entity that is financially superior to the Fund, with a consolidated revenue base of approximately $34.8 billion, Adjusted EBITDA of $9.5 billion and an asset base of $163.2 billion for the nine months ended September 30, 2018. Fund Noteholders will also benefit from ongoing improvement in the financial strength and overall credit profile of Enbridge through the simplification of its corporate structure, higher retention of cash flow generated from its subsidiaries and reduction in structural subordination.

•                  Stronger Credit Ratings: Enbridge’s stronger business and financial profile is illustrated in the comparison of the credit ratings of each of Enbridge and the Fund.  As of the date of this Circular, Enbridge’s medium term notes are rated BBB (high) (with stable trend) by DBRS, Baa3 (with positive outlook) by Moody’s, BBB+ (with stable outlook) by S&P and BBB+ (with stable outlook) by Fitch. The Enbridge Notes will have the same ratings as Enbridge’s current medium term notes. Accordingly, the rating applicable to the Enbridge Notes by S&P is currently stronger than the rating of BBB (with stable outlook) assigned by S&P to the Fund Notes. DBRS currently rates the Fund Notes the same credit rating of BBB (high) (with stable trend) and Moody’s rates the Fund Notes the same credit rating of Baa3 (with positive outlook). Fitch does not currently rate the Fund Notes.

•                  Structural Enhancement: Fund Noteholders will receive Enbridge Notes that will rank pari passu with Enbridge’s other senior unsecured debt securities, will benefit from Enbridge’s diversified asset base (which includes the Fund’s asset base), and will benefit from reporting consistent with Enbridge’s publicly traded equity and debt. The Enbridge Notes received by Fund Noteholders will be governed by the Enbridge MTN Indenture.

•                  Addition of Stricter Financial Covenants: The Enbridge Notes will be governed by the existing Enbridge MTN Indenture which includes covenants that provide greater credit protection than the current Fund MTN Indenture. The Enbridge MTN Indenture contains an issue test requirement which prohibits Enbridge from issuing Funded Obligations unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization as well as a negative pledge covenant which includes a Permitted Encumbrance general basket carve-out that cannot exceed 5% of Consolidated Net Tangible Assets (such terms are defined in the Enbridge MTN Indenture). Upon completion of the Note Exchange Transaction, Fund Noteholders will receive Enbridge Notes that will have the benefit of this issue test, as well as the Permitted Encumbrance general carve-out basket of 5% of Consolidated Net Tangible Assets (versus 10% in the Fund MTN Indenture). Attached as Appendix C to this Circular is a comparison of the material terms of the Fund MTN Indenture and the Enbridge MTN Indenture.

•                  Greater Liquidity and Simplicity: Enbridge is one of Canada’s largest and most well-known corporate issuers in the debt capital markets, with approximately $6.45 billion of senior public debt outstanding. Enbridge is also one of the most active issuers in Canada, having issued approximately $3.48 billion of senior public debt over the last five years. By comparison, the Fund has only $1.75 billion of senior public debt outstanding and has not issued senior public debt in Canada since 2014. Fund Noteholders will benefit from the enhanced liquidity of holding new Enbridge Notes as well as increased transparency by reducing the number of public debt issuers within the Enbridge group and concentrating activity into one active issuer.

See the section entitled “Information Regarding the Note Exchange Transaction — Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Approval of Fund Noteholders

Through the Note Exchange Resolution, the Fund Noteholders have the opportunity to vote on a transaction to exchange all outstanding Fund Notes for Enbridge Notes with the same financial terms as the Fund Notes.

Required Approval at the Meeting

To be effective, the Note Exchange Resolution must be approved by holders of not less than 66 2/3% of the principal amount of the Fund Notes, voting together as a single class, present in person or by proxy at the Meeting, and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out in Appendix A of this Circular.

Quorum at the Meeting

Holders of at least 25% of the principal amount of the outstanding Fund Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than seven days later, and to such place and time as may be appointed by the chairman of the Meeting, and two clear days’ notice shall be given of such adjourned meeting in the manner in which notices are by the Fund MTN Indenture authorized to be given (but it shall not be necessary to specify in such notice the business to be transacted at such adjourned meeting). At the adjourned meeting, the Fund Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

See the section entitled “Information Regarding the Note Exchange Transaction — Approval of the Fund Noteholders”.

General

The proxy and consent solicitation form delivered with this Circular provides a means for a registered Fund Noteholder to vote for or against the Note Exchange Resolution. The proxy and consent solicitation form further provides that if a registered Fund Noteholder using the proxy and consent solicitation form does not specify whether such Fund Notes are to be voted for or against a resolution, the proxyholder will be deemed to vote FOR the Note Exchange Resolution.

The Fund Notes have been issued in the form of global certificates registered in the name of CDS and, as such, CDS is the sole registered Fund Noteholder. Only registered Fund Noteholders, or their duly appointed proxyholders, have the right to vote at the Meeting (or as part of the Consent Solicitation), or to appoint or revoke a proxy. However, CDS, or its duly appointed proxyholder(s), may only vote the Fund Notes in accordance with instructions received from the beneficial Fund Noteholders. Beneficial Fund Noteholders as of the Record Date wishing to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation) must provide instructions to their broker or other intermediary through which they hold their Fund Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholder(s), as to how to vote their Fund Notes at the Meeting (or as part of the Consent Solicitation).

Notwithstanding the foregoing, the Note Exchange Resolution authorizes the Fund, without further notice to or approval of the Fund Noteholders, to revoke the Note Exchange Resolution at any time prior to the completion of the Note Exchange Transaction. The Fund also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

See the sections entitled “General Information Regarding the Meeting and Consent Solicitation — Appointment of Proxies” and “General Information Regarding the Meeting and Consent Solicitation — Voting at Meeting and Quorum”.

Consent Solicitation

The Fund MTN Indenture provides that the Note Exchange Resolution may also be passed by the written consent of the Fund Noteholders holding 66 2/3% of the principal amount of all of the outstanding Fund Notes as of the Record Date. Accordingly, pursuant to the Circular, the Fund is simultaneously soliciting the written consent of Fund Noteholders to the passing of the Note Exchange Resolution. Fund Noteholders who execute and deliver a valid proxy voting FOR the approval of the Note Exchange Resolution (and who do not validly revoke such proxy and consent) prior to the proxy cut-off time shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation. If Fund Noteholders representing not less than 66 2/3% of the principal amount of all of the outstanding Fund Notes have delivered valid proxies voting FOR the approval of the Note Exchange Resolution by the proxy cut-off time (and have not validly revoked such proxies and consents), the Note Exchange Resolution will be passed by the written consent of the Fund Noteholders and the Meeting will be unnecessary and therefore cancelled. The Fund will notify Fund Noteholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting. The Fund reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

See the section entitled “General Information Regarding the Meeting and Consent Solicitation — Consent Solicitation’’.

Amendment Review Fees

If the Note Exchange Resolution is approved by the Fund Noteholders and the Note Exchange Transaction is completed, Amendment Review Fees will be payable to eligible Fund Noteholders who: (a) executed and delivered a valid proxy and consent solicitation form to AST Trust Company (Canada) by

10:00 a.m. (Calgary time) on December 5, 2018 (or by the deadline for the deposit of proxies for any postponed or adjourned Meeting) voting on the Note Exchange Resolution, with such proxy and consent solicitation form being accepted by AST Trust Company (Canada) by the proxy cut-off time; or (b) voted on the Note Exchange Resolution in person at the Meeting, if the Meeting is held. Enbridge will pay the Amendment Review Fees to the Tabulation Agent, as tabulation agent for the Fund Noteholders, on the first Business Day following the Effective Date and the Tabulation Agent will pay the Amendment Review Fees to the CDS participants for distribution to Fund Noteholders entitled to Amendment Review Fees no later than the fourth Business Day following the Effective Date. Enbridge will pay to the Tabulation Agent $0.25 for each $1,000 principal amount of Fund Notes held by Fund Noteholders entitled to Amendment Review Fees. No Amendment Review Fees will be paid to a Fund Noteholder, however, if: (a) the Note Exchange Resolution is approved at the Meeting and, prior to the commencement of the Meeting, the Fund Noteholder revokes any such proxy previously delivered; or (b) the Note Exchange Resolution is approved pursuant to the Consent Solicitation and the Fund Noteholder revokes any such proxy previously delivered, in each case prior to the proxy cut-off time. The right to receive the Amendment Review Fees is not transferable with any of the Fund Notes. No other holder of any Fund Notes, including any Fund Noteholders to whom any Fund Notes have been transferred subsequent to the Record Date with respect to such transferred Fund Notes, will be entitled to receive the Amendment Review Fees. Fund Noteholders who wish to transfer Fund Notes and to provide the benefit of the Amendment Review Fees to a transferee or other designee should contact their broker, dealer, trust company or other nominee to make such arrangements. Interest will not accrue on or be payable with respect to the Amendment Review Fees.

Fund Noteholders who do not deposit a valid proxy and consent solicitation form voting on the Note Exchange Resolution prior to the proxy cut-off time or who do not vote on the Note Exchange Resolution in person at the Meeting, if the Meeting is held, will not receive any Amendment Review Fees even though the Fund Second MTN Supplemental Indenture will be binding on them if the Fund Second MTN Supplemental Indenture becomes effective.

See the section entitled ‘‘Information Regarding the Note Exchange Transaction — Amendment Review Fees’’.

Note Exchange Procedure

Beneficial Fund Noteholders are not required to take any action in order to receive Enbridge Notes following completion of the Note Exchange Transaction. Upon completion of the Note Exchange Transaction, the Enbridge Notes to be issued to beneficial Fund Noteholders will be credited to the beneficial Fund Noteholder’s Intermediary’s account through the procedures in place for such purposes between CDS and such Intermediary. Beneficial Fund Noteholders should contact their Intermediary if they have any questions regarding this process.

See the section entitled “Information Regarding the Note Exchange Transaction — Note Exchange Procedure”.

Information Agent

The Fund has retained D.F. King Canada to act as information agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from the Fund for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent at 1-800-294-5107 (1-212-771-1133 by collect call) or by email at

inquiries@dfking.com. Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Tabulation Agent

The Fund has retained AST Trust Company (Canada) to act as tabulation agent in connection with the Note Exchange Transaction.

Solicitation Agent

BMO Capital Markets has been retained on behalf of the Fund to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the Fund Notes, the Enbridge Notes or any other securities of the Fund or Enbridge for their own account, or for the accounts of their customers, and accordingly may hold a long or short position in the Fund Notes, the Enbridge Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold Fund Notes, such Solicitation Agent may cause such Fund Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Fund, Enbridge and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

See the section entitled “General Information Regarding the Meeting and Consent Solicitation — Solicitation Agent”.

Effective Date

As soon as practical following approval of the Note Exchange Resolution at the Meeting and the satisfaction or waiver of the other conditions listed above, assuming the Fund does not revoke the Note Exchange Resolution, the Fund and the Trustee will execute and deliver the Fund Second MTN Supplemental Indenture and Enbridge and the Fund will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction.

Date, Time and Place of Meeting

The Meeting will be held on December 10, 2018 at the offices of McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta, unless otherwise cancelled, adjourned or postponed, at 10:00 a.m. (Calgary time).

Notwithstanding the foregoing, the Fund may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting.

Record Date

The board of directors of EMSI, in its role as administrator of the Fund, has provided notice of and fixed the Record Date (being November 7, 2018) for the purposes of determining beneficial Fund Noteholders entitled to receive notice of, and to vote at, the Meeting.

Purpose of the Meeting

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

Certain Canadian Federal Income Tax Considerations

A Resident Holder, as defined in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”, will be considered to have disposed of its Fund Notes upon the consummation of the Note Exchange Transaction on the Effective Date. A Resident Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary generally will be required to include in income the amount of interest accrued or deemed to accrue on the Fund Notes up to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Resident Holder’s income for the year or a preceding taxation year. Any other Resident Holder will be required to include in income for a taxation year any interest on the Fund Notes received or receivable by such Resident Holder in the year except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. In addition, a Resident Holder will realize a capital gain (capital loss) on the disposition of the Fund Notes equal to the amount by which the proceeds of disposition, net of any amount included in the Resident Holder’s income as interest and net of any reasonable costs of disposition, are greater (or less) than the adjusted cost base to the Resident Holder of the Fund Notes so disposed of.

There is no authority directly addressing the treatment under the Tax Act of the receipt of the Amendment Review Fees including whether the Amendment Review Fees should be treated as part of the Resident Holder’s proceeds of disposition of the Fund Notes or included in computing the Resident Holder’s income for the taxation year in which the Amendment Review Fees is received.

No tax on income (including taxable capital gains) will be payable under the Tax Act by a Non-Resident Holder, as defined in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”, on the Note Exchange Transaction.

The foregoing is only a brief summary of certain Canadian federal income tax consequences and is qualified in its entirety by the description of certain Canadian federal income tax considerations described in the section of this Circular entitled “Certain Canadian Federal Income Tax Considerations”. Fund Noteholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Fund Notes pursuant to the Note Exchange Transaction.

Certain U.S. Federal Income Tax Considerations

An exchange by a U.S. Holder of a the Fund Note for a Enbridge Note pursuant to the Note Exchange Transaction should generally be a taxable transaction for U.S. federal income tax purposes. However, there is no authority directly addressing the treatment under the Code of the receipt of the Amendment Review Fees including whether the Amendment Review Fees should be treated as part of the U.S. Holder’s proceeds of disposition of the Fund Notes or treated as a separate fee which would be included in computing the U.S. Holder’s ordinary income.  For a more comprehensive description of the U.S. federal income tax consequences of the Note Exchange Transaction and the ownership of Enbridge Notes received pursuant to the Note Exchange Transaction, see the section of this Circular entitled “Certain U.S. Federal Income Tax Considerations”.

Fund Noteholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a disposition of Fund Notes pursuant to the Note Exchange Transaction and the ownership of Enbridge Notes.

INFORMATION REGARDING THE NOTE EXCHANGE TRANSACTION

Background to the Note Exchange Transaction

On May 17, 2018, Enbridge made four separate non-binding all share proposals to the respective boards of directors of its sponsored vehicles, SEP, EEP, EEQ and ENF, to acquire, in separate combination transactions, all of the outstanding equity securities of those entities not beneficially owned by Enbridge.

On August 24, 2018, Enbridge announced that it had entered into a definitive agreement with SEP to acquire all the outstanding public units of SEP on the basis of 1.111 Enbridge Shares for each common unit of SEP. On September 18, 2018, Enbridge announced that it had also entered into definitive agreements with each of EEP and EEQ under which Enbridge agreed to acquire all of the outstanding public class A common units of EEP and all of the outstanding public listed shares of EEQ. Under such agreements, EEP public unitholders will receive 0.335 of an Enbridge Share for each class A common unit of EEP, and EEQ public shareholders will receive 0.335 of an Enbridge Share for each listed share of EEQ. Assuming timely satisfaction of the necessary closing conditions, Enbridge expects its transactions with each of SEP, EEP and EEQ to close in the fourth quarter of 2018.

On September 17, 2018, following a period of negotiations between Enbridge and a special committee of the board of directors of ENF, Enbridge and ENF entered into the Arrangement Agreement, providing for the implementation of the Arrangement. On November 8, 2018, Enbridge and ENF completed the Arrangement. Pursuant to the Arrangement, Enbridge acquired all of the issued and outstanding ENF Shares not already owned by Enbridge and ENF became an indirect wholly-owned subsidiary of Enbridge. On November 9, 2018, ENF was dissolved pursuant to section 211 of the ABCA and all its liabilities were assumed by its parent corporation, Enbridge.

Following the Arrangement, Enbridge reviewed the structure of the Fund Group Entities to simplify and streamline the Enbridge group to increase the transparency of the Fund Group Entities’ cash generating assets. As a result of such review, Enbridge and the Fund have determined that they should proceed with the Note Exchange Transaction to effectively transfer the Fund Notes to Enbridge, which will result in the benefits described in this Circular. For a description of the benefits of the Note Exchange Transaction, see the section entitled “Information Regarding the Note Exchange Transaction — Considerations Relevant to the Evaluation of the Note Exchange Transaction”.

Summary of the Note Exchange Transaction

Pursuant to the Note Exchange Transaction, the Fund Notes will be exchanged for an equal principal amount of newly issued Enbridge Notes, having financial terms that are the same as the financial terms of the Fund Notes. Payment obligations for the Enbridge Notes will not be guaranteed by any corporate entity, as is the case for all of Enbridge’s current medium term notes.

Rationale for the Note Exchange Transaction

The Note Exchange Transaction is part of Enbridge’s strategy to simplify and streamline its corporate structure, to provide increased transparency by reducing the number of public debt issuers within the Enbridge group, to reduce administrative inefficiencies, including by, among other things, implementing simplified accounting and financial reporting procedures, and to reduce structural subordination at Enbridge.

Conditions to Completion of the Note Exchange Transaction

The completion of the Note Exchange Transaction is subject to the following conditions: (a) the requisite approval of the Note Exchange Resolution being obtained at the Meeting or pursuant to the Consent

Solicitation; (b) delivery to the Fund Note Trustee of a fully executed Effectiveness Notice and Undertaking; and (c) the absence of any law or regulation, and the absence of any injunction or action or other proceeding (actual, pending or threatened), that (in the case of any injunction, action or proceeding if adversely determined) would make unlawful or invalid or enjoin the implementation of the Note Exchange Transaction. The Fund reserves the right, subject to applicable law, to waive the condition in (c) above.

In addition, the Note Exchange Resolution authorizes the Fund, without further notice to or approval of the Fund Noteholders, to revoke the Note Exchange Resolution at any time prior to the transactions contemplated by the Note Exchange Resolution being completed. The Fund also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting and/or to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

For risks related to the completion of the Note Exchange Transaction, see the section of this Circular entitled “Risks Relating to the Note Exchange Transaction and the Enbridge Notes — Completion of the Note Exchange Transaction”.

Fund Second MTN Supplemental Indenture

By approving the Note Exchange Resolution, the holders of the Fund Notes will be authorizing the Fund and the Fund Note Trustee, at the Fund’s option, to enter into and execute and deliver the Fund Second MTN Supplemental Indenture containing the terms described below and will be authorizing and directing the Fund and the Fund Note Trustee, as applicable, to take such actions and execute and deliver such documents as may be necessary to carry out the intent of the Note Exchange Resolution.

The Fund Second MTN Supplemental Indenture will amend the terms of the Fund MTN Indenture such that, among other things, on the Effective Date (and in the following sequence):

(a)                                 all of the issued and outstanding Fund Notes, including the entitlement to interest accrued thereon, shall be transferred from the Fund Noteholders to Enbridge in exchange for an equal principal amount of newly issued Enbridge Notes, together with an entitlement to an amount equal to the interest accrued on the Fund Notes, having the terms, conditions and other attributes set forth in the Enbridge MTN Indenture and Appendix B to this Circular; and

(b)                                 the Fund shall be released and discharged from all obligations under or in respect of the Fund MTN Indenture and the Fund Notes,

(the steps described in (a) and (b), collectively, the “Note Exchange Transaction”).

After the execution of the Fund Second MTN Supplemental Indenture, but prior to the Note Exchange Transaction taking effect, the Fund and Enbridge will be required under the Fund Second MTN Supplemental Indenture to deliver to the Fund Note Trustee the Effectiveness Notice and Undertaking. The Effectiveness Notice and Undertaking will specify the day that will be the Effective Date and will also include the undertaking of Enbridge to issue the required Enbridge Notes to the existing Fund Noteholders in exchange for the Fund Notes. On the Effective Date, the Fund Notes will be transferred to Enbridge in exchange for the applicable Enbridge Notes. The result of the Note Exchange Transaction is that holders of Fund Notes will own Enbridge Notes in the place of the Fund Notes. The Fund anticipates that the Effectiveness Notice and Undertaking will be executed and delivered on the same day that the Fund Second MTN Supplemental Indenture is executed and that the Effective Date will also occur on such date.

Upon request to the Corporate Secretary of EMSI or the Information Agent, copies of the proposed form of the Fund Second MTN Supplemental Indenture will be sent to any Fund Noteholder.

Considerations Relevant to the Evaluation of the Note Exchange Transaction

The Fund believes the Note Exchange Transaction may have the following benefits for the Fund Noteholders, and that Fund Noteholders should consider the following factors, among others, in making a decision whether to vote in favour of the Note Exchange Resolution:

•                  Same Financial Terms. Fund Noteholders will receive Enbridge Notes having financial terms (including with respect to coupon, maturity and redemption price) that are the same as those of the Fund Notes for which they are being exchanged. The Fund MTN Indenture and the Enbridge MTN Indenture are substantively similar.

•                  Superior Credit Profile:

•                  Stronger Business Profile: Upon completion of the Note Exchange Transaction, Fund Noteholders will hold medium term notes in Enbridge, the largest energy infrastructure company in North America with significant diversification across businesses that generate diverse, safe and reliable cash flows. The stronger business profile will be driven by direct ownership in Enbridge’s core businesses comprised of premium liquids transportation, natural gas transmission and natural gas distribution utility franchises.

•                  Stronger Financial Profile: Fund Noteholders will benefit from a consolidated Enbridge entity that is financially superior to the Fund, with a consolidated revenue base of approximately $34.8 billion, Adjusted EBITDA of $9.5 billion and an asset base of $163.2 billion for the nine months ended September 30, 2018. Fund Noteholders will also benefit from ongoing improvement in the financial strength and overall credit profile of Enbridge through the simplification of its corporate structure, higher retention of cash flow generated from its subsidiaries and reduction in structural subordination.

•                  Stronger Credit Ratings: Enbridge’s stronger business and financial profile is illustrated in the comparison of the credit ratings of each of Enbridge and the Fund.  As of the date of this Circular, Enbridge’s medium term notes are rated BBB (high) (with stable trend) by DBRS, Baa3 (with positive outlook) by Moody’s, BBB+ (with stable outlook) by S&P and BBB+ (with stable outlook) by Fitch. The Enbridge Notes will have the same ratings as Enbridge’s current medium term notes. Accordingly, the rating applicable to the Enbridge Notes by S&P is currently stronger than the rating of BBB (with stable outlook) assigned by S&P to the Fund Notes. DBRS currently rates the Fund Notes the same credit rating of BBB (high) (with stable trend) and Moody’s rates the Fund Notes the same credit rating of Baa3 (with positive outlook). Fitch does not currently rate the Fund Notes.

•                  Structural Enhancement. Fund Noteholders will receive Enbridge Notes that will rank pari passu with Enbridge’s other senior unsecured debt securities, will benefit from Enbridge’s diversified asset base (which includes the Fund’s asset base), and will benefit from reporting consistent with Enbridge’s publicly traded equity and debt. The Enbridge Notes received by Fund Noteholders will be governed by the Enbridge MTN Indenture.

•                  Addition of Stricter Financial Covenants: The Enbridge Notes will be governed by the existing Enbridge MTN Indenture which includes covenants that provide greater credit protection than the current Fund MTN Indenture. The Enbridge MTN Indenture contains an issue test requirement which prohibits Enbridge from issuing Funded Obligations unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization as well as a negative pledge covenant which includes a Permitted Encumbrance general basket carve-out that cannot exceed 5% of Consolidated Net Tangible Assets (such terms are defined in the Enbridge MTN Indenture). Upon completion of the Note Exchange Transaction, Fund Noteholders will receive Enbridge Notes that will have the benefit of this issue test, as well as the Permitted Encumbrance general carve-out basket of 5% of Consolidated Net

Tangible Assets (versus 10% in the Fund MTN Indenture). Attached as Appendix C to this Circular is a comparison of the material terms of the Fund MTN Indenture and the Enbridge MTN Indenture.

•                  Greater Liquidity and Simplicity: Enbridge is one of Canada’s largest and most well-known corporate issuers in the debt capital markets, with approximately $6.45 billion of senior public debt outstanding. Enbridge is also one of the most active issuers in Canada, having issued approximately $3.48 billion of senior public debt over the last five years. By comparison, the Fund has only $1.75 billion of senior public debt outstanding and has not issued senior public debt in Canada since 2014. Fund Noteholders will benefit from the enhanced liquidity of holding new Enbridge Notes as well as increased transparency by reducing the number of public debt issuers within the Enbridge group and concentrating activity into one active issuer.

Note Exchange Procedure

Beneficial Fund Noteholders are not required to take any action in order to receive Enbridge Notes following completion of the Note Exchange Transaction. Upon completion of the Note Exchange Transaction, the Enbridge Notes to be issued to beneficial Fund Noteholders will be credited to the beneficial Fund Noteholder’s Intermediary’s account through the procedures in the place for such purposes between CDS and such Intermediary. Beneficial Fund Noteholders should contact their Intermediary if they have any questions regarding this process.

Effective Date

As soon as practical following approval of the Note Exchange Resolution at the Meeting and the satisfaction or waiver of the other conditions listed above, assuming the Fund does not revoke the Note Exchange Resolution, the Fund and the Trustee will execute and deliver the Fund Second MTN Supplemental Indenture and Enbridge and the Fund will deliver the Effectiveness Notice and Undertaking and proceed to complete the Note Exchange Transaction.

Canadian Securities Law Considerations

The issuance in Canada of the Enbridge Notes will be exempt from the prospectus requirements contained within applicable Canadian securities laws. The Enbridge Notes will also be “freely tradable” in Canada by persons other than “control persons” as defined under applicable Canadian securities laws (subject to customary restrictions).

U.S. Securities Law Considerations

The Enbridge Notes to be issued in connection with the proposed Note Exchange Transaction will be exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 802 thereunder. Such securities will not constitute “restricted securities” under Rule 144 of the U.S. Securities Act (“Rule 144”) and will be freely tradable under the U.S. Securities Act, except as described below.

Enbridge Notes sold on behalf of the holders of Enbridge Notes who are “affiliates” as that term is defined in Rule 144 or who have been affiliates of Enbridge in the 90 days prior to the Effective Date are subject to certain restrictions under Rule 144 and will be “restricted securities” under Rule 144 in the hands of subsequent purchasers in non-registered sales. Offers and sales of such securities must be made in accordance with: (a) the applicable requirements of Rule 144; (b) another applicable exemption from the registration requirements of the U.S. Securities Act; or (c) the registration requirements of the U.S. Securities Act.

BUSINESS TO BE CONDUCTED AT THE MEETING

The Meeting has been called to consider and, if determined advisable, pass, with or without amendment, the Note Exchange Resolution.

The Fund reserves the right to amend the terms of this Circular at any time before the Meeting, including by way of press release.

GENERAL INFORMATION REGARDING THE MEETING AND CONSENT SOLICITATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation by the Fund of proxies to be used at the Meeting at the time and place and for the purposes set forth in the Notice of Meeting accompanying this Circular and in connection with the solicitation by the Fund of consents under the Consent Solicitation. In addition to the solicitation of proxies by mail, officers, directors and employees of EMSI, on behalf of the Fund, may, without additional compensation, solicit such proxies on behalf of management personally, by telephone, fax or other electronic means. The Fund will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Circular. The Solicitation Agent may also contact beneficial Fund Noteholders regarding the Meeting and solicit proxies on behalf of management.

Appointment of Proxies

All of the Fund Notes are registered in the name of CDS. Accordingly, in order for a beneficial holder of Fund Notes to have its Fund Notes voted at the Meeting (or as part of the Consent Solicitation) it must complete and sign the applicable instrument of proxy and consent provided by such holder’s Intermediary and return such instrument of proxy and consent in accordance with the instructions provided therein well in advance of the Meeting. Failure to do so will result in your Fund Notes not being voted at the Meeting (or as part of the Consent Solicitation). If you have any questions or require assistance completing your proxy and consent solicitation form, you may contact the Information Agent. Contact details may be found on the back page of this document. A Fund Noteholder has the right to appoint a person or entity (who need not be a Fund Noteholder) to attend the meeting and act on his or her behalf at the meeting other than the persons named in the accompanying proxy and consent solicitation form.

Exercise of Vote by Proxy

Each Fund Noteholder of record as at the Record Date will be entitled to one vote for each $1,000 principal amount of Fund Notes held on all matters that come before the Meeting, and such vote may be given in person or by proxy. Votes may be cast FOR or AGAINST the Note Exchange Resolution.

The Fund Notes represented by the accompanying proxy and consent solicitation form will be voted FOR or AGAINST the Note Exchange Resolution in accordance with the instructions of the Fund Noteholder as specified in the proxy. In the event that no specifications as to voting have been made by a Fund Noteholder to vote for or against the Note Exchange Resolution in respect of particular Fund Notes for which the proxy has been returned, the Fund Notes represented by proxies in favour of management’s nominees will be voted in favour of the Note Exchange Resolution.

The accompanying proxy and consent solicitation form, when properly completed and signed, confers discretionary authority upon the proxyholder named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to any matters that may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters which may come before the Meeting other than those referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy and consent solicitation form to vote on such amendment, variation or other matter in accordance with their judgement.

Fund Noteholders who execute and deliver a valid proxy and consent solicitation form voting FOR the Note Exchange Resolution (and who do not validly revoke such proxy and consent solicitation form) prior to the proxy cut-off time shall also be considered to have provided written consent to the Note Exchange  Resolution for the purposes of the Consent Solicitation.

The Fund reserves the right to waive the proxy cut-off time and accept and treat as valid those proxies (and consents) received after the proxy cut-off time for the purpose of both the Meeting and the Consent Solicitation.

Revocation of Proxies

A beneficial Fund Noteholder may revoke a proxy and consent solicitation form provided by its Intermediary in accordance with the instructions provided therein.

Beneficial Fund Noteholders for Proxy Voting (Alternative Voting Option for the Meeting)

Only the registered Fund Noteholder as of the close of business on the Record Date (being November 7, 2018) or the persons they appoint as their proxyholders are permitted to vote at the Meeting. The Fund Notes are registered in a “book-entry only” system under which all the issued and outstanding Fund Notes are evidenced by global certificates that are registered in the name of and held by CDS. At the date of this Circular, CDS is the only registered holder of the Fund Notes. Accordingly, all beneficial Fund Noteholders do not hold their Fund Notes in their own name but through an Intermediary.

A beneficial Fund Noteholder as of the close of business on the Record Date is entitled to direct how the Fund Notes beneficially owned by such holder are to be voted at the Meeting. As an alternative to the proxy and consent solicitation form, beneficial Fund Noteholders can provide their voting instructions (and proxy) for the Meeting via a voting instruction form. However, such method will not qualify for consent pursuant to the Consent Solicitation. To provide a valid consent, beneficial Fund Noteholders are instructed to provide instructions to their Intermediary through which they hold their Fund Notes to complete, execute and deliver the proxy and consent solicitation form to AST Trust Company (Canada).

Applicable regulatory policy requires the Fund to forward meeting materials to Intermediaries for onward distribution to beneficial Fund Noteholders who have not waived their right to receive such material and to seek voting instructions from such beneficial Fund Noteholders in advance of the Meeting. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by beneficial Fund Noteholders in order to ensure that their Fund Notes are voted at the Meeting. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form. Each beneficial Fund Noteholder is requested to complete and return the voting instruction form to Broadridge as outlined in the voting instruction form. Alternatively, the beneficial Fund Noteholder can call a toll-free telephone number, return the voting instruction form via mail, or access the internet to vote the Fund Notes held by such beneficial Fund Noteholder as follows:

Fund Noteholders in Canada

Internet Voting:                                                          www.proxyvote.com (enter your 16-digit control number to vote).

Mail Voting:                                                                            Fund Noteholders wishing to vote using mail may return their voting instruction form using the envelope provided by Broadridge.

Telephone Voting:                                            Fund Noteholders who wish to vote by phone should call 1-800-474-7493 (or 1-800-474-7501 if you speak French). You will require a 16-digit control number to identify yourself on the system.

Fund Noteholders in the United States

Internet Voting:                                                          www.proxyvote.com (enter your 16-digit control number to vote).

Mail Voting:                                                                            Fund Noteholders wishing to vote using mail may return their voting instruction form using the envelope provided by Broadridge.

Telephone Voting:                                            Fund Noteholders who wish to vote by phone should call 1-800-454-8683. You will require a 16-digit control number to identify yourself on the system.

Broadridge tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Fund Notes to the Tabulation Agent. A beneficial Fund Noteholder receiving a voting instruction form cannot use that voting instruction form to vote Fund Notes directly at the Meeting as the voting instruction form must be returned as directed by Broadridge well in advance of the Meeting in order to have the Fund Notes voted.

Although beneficial holdings of Fund Noteholders may not be recognized directly at the Meeting for the purposes of voting Fund Notes registered in the name of CDS, a beneficial Fund Noteholder may attend the Meeting as a proxyholder and vote their Fund Notes in that capacity. If a beneficial Fund Noteholder wishes to attend the Meeting and vote its Fund Notes, it must do so as proxyholder for the registered holder of the Fund Notes. To do this, a beneficial Fund Noteholder should enter its name in the blank space on the applicable voting instruction form provided to it and return the document to Broadridge well in advance of the Meeting.

Transfers of Fund Notes

If a person purchases Fund Notes after the Record Date and the Fund Noteholder as of the Record Date previously delivered a valid proxy and consent solicitation form (or thereafter delivers a valid proxy and consent solicitation form), such proxy and consent solicitation form of the Fund Noteholder as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the Tabulation Agent if it was (or is) validly submitted. However, if a person purchases Fund Notes after the Record Date and the Fund Noteholder as of the Record Date has not previously consented to the Note Exchange Transaction, the purchaser may obtain an appropriate consent and agreement from the holder as of the Record Date and submit a proxy and consent solicitation form on or prior to the applicable cut-off date. However, in this case, any Amendment Review Fees payable will be payable to the holder as of the Record Date unless otherwise agreed to between such holder and the subsequent purchaser. Any subsequent purchaser is advised to contact their Intermediary and legal advisors in this situation.

Information Agent

The Fund has retained D.F. King Canada to act as Information Agent in connection with the Note Exchange Transaction. The Information Agent will receive reasonable and customary compensation from the Fund for its services in connection with the Note Exchange Transaction, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Note Exchange Transaction.

Questions and requests for assistance concerning the Note Exchange Transaction may be directed to the Information Agent at 1-800-294-5107 (1-212-771-1133 by collect call) or by email at inquiries@dfking.com. Further contact details for the Information Agent may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent at its offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Tabulation Agent

The Fund has retained AST Trust Company (Canada) to act as tabulation agent and paying agent in connection with the Note Exchange Transaction.

Solicitation Agent

BMO Capital Markets (the “Solicitation Agent”) has been retained on behalf of the Fund to act as solicitation agent and to solicit votes in favour of the Note Exchange Resolution.

The Solicitation Agent will be indemnified against certain liabilities and expenses in connection with the solicitation of votes in favour of the Note Exchange Resolution.

At any given time, the Solicitation Agent and/or its affiliates may trade the Fund Notes, the Enbridge Notes or any other securities of the Fund or Enbridge for their own account, or for the accounts of their customers, and accordingly may hold a long or short position in the Fund Notes, the Enbridge Notes or those other securities and, to the extent that the Solicitation Agent or its affiliates hold Fund Notes, such Solicitation Agent may cause such Fund Notes to be voted in respect of the Note Exchange Transaction. In the ordinary course of its business, the Solicitation Agent and its affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Fund, Enbridge and their affiliates and/or perform financial advisory services for which they receive, or will receive, customary fees and expenses.

Date, Time and Place of Meeting

The Meeting will be held on December 10, 2018 at the offices of McCarthy Tétrault LLP, Suite 4000, 421 — 7th Avenue S.W., Calgary, Alberta, unless otherwise cancelled, adjourned or postponed, at 10:00 a.m. (Calgary time).

Notwithstanding the foregoing, the Fund may, at its option, at any time prior to the Meeting, cancel or postpone the Meeting or modify the matters to be considered thereat. In the event that the Note Exchange Resolution is approved pursuant to the Consent Solicitation, the Meeting will be unnecessary and therefore cancelled. In addition, to the extent that the Meeting is held and a quorum is not present at the commencement of the Meeting, the Meeting may be adjourned in accordance with the Fund MTN Indenture.

Record Date

The board of directors of EMSI, in its role as administrator of the Fund, has provided notice of and fixed the Record Date (being November 7, 2018) for the purposes of determining beneficial Fund Noteholders entitled to receive notice of, and to vote at, the Meeting.

Voting at Meeting and Quorum

At the Meeting, each registered holder of Fund Notes as at the Record Date will be entitled to one vote in respect of each $1,000 principal amount of Fund Notes held with respect to the Note Exchange Resolution.

Fund Noteholders should refer to the section of this Circular entitled “General Information Regarding the Meeting and Consent Solicitation” for details as to how to vote their Fund Notes. As at the Record Date, there were an aggregate of $1,625,000,000 principal amount of Fund Notes outstanding, as set forth below.

Designation:	Principal Amount:	Interest Rate:
4.85% Medium Term Notes, Series 4, due November 12, 2020	$100,000,000	4.85%
4.10% Medium Term Notes, Series 6, due February 22, 2019	$300,000,000	4.10%
4.85% Medium Term Notes, Series 7, due February 22, 2022	$200,000,000	4.85%
3.94% Medium Term Notes, Series 10, due January 13, 2023	$275,000,000	3.94%
3.95% Medium Term Notes, Series 12, due November 19, 2024	$500,000,000	3.95%
4.87% Medium Term Notes, Series 13, due November 21, 2044	$250,000,000	4.87%

The above excludes the Fund’s Series 5 Notes, the holders of which are not eligible to participate in the Meeting or Consent Solicitation described in this Circular. Holders of such Series 5 Notes will continue to be governed under the Fund MTN Trust Indenture until the maturity of the Series 5 Notes on December 20, 2018.

Required Approval at the Meeting

At the Meeting, holders of Fund Notes will be asked to consider and vote on the Note Exchange Resolution. To be effective, the Note Exchange Resolution must be approved by holders of not less than 66 2/3% of the principal amount of the Fund Notes, voting together as a single class, present in person or by proxy at the Meeting and voted on a poll upon such resolution. A copy of the Note Exchange Resolution is set out in Appendix A of this Circular.

Quorum at the Meeting

Holders of at least 25% of the principal amount of the outstanding Fund Notes present in person or by proxy will constitute a quorum for the Meeting. In the absence of a quorum, the Meeting shall be adjourned to such date, being not less than seven days later, and to such place and time as may be appointed by the chairman of the Meeting, and two clear days’ notice shall be given of such adjourned meeting in the manner in which notices are by the Fund MTN Indenture authorized to be given (but it shall not be necessary to specify in such notice the business to be transacted at such adjourned meeting). At the adjourned meeting, the Fund Noteholders present in person or by proxy shall form a quorum and may transact the business for which the Meeting was originally called.

General

The proxy and consent solicitation form delivered with this Circular provides a means for a registered Fund Noteholder to vote for or against the Note Exchange Resolution. The proxy and consent solicitation form further provides that if a registered Fund Noteholder using the proxy and consent solicitation form does not specify whether such Fund Notes are to be voted for or against a resolution, the proxyholder will be deemed to vote FOR the Note Exchange Resolution.

The Fund Notes have been issued in the form of global certificates registered in the name of CDS and, as such, CDS is the sole registered Fund Noteholder. Only registered Fund Noteholders, or their duly appointed proxyholders, have the right to vote at a Meeting, or to appoint or revoke a proxy. However,

CDS, or its duly appointed proxyholder(s), may only vote the Fund Notes in accordance with instructions received from the beneficial Fund Noteholders. Beneficial Fund Noteholders as of the Record Date wishing to vote their Fund Notes at the Meeting must provide instructions to their broker or other intermediary through which they hold their Fund Notes in sufficient time prior to the deadline for depositing proxies for the Meeting to permit their broker or other nominee to instruct CDS, or its duly appointed proxyholder(s), as to how to vote their Fund Notes at the Meeting.

Notwithstanding the foregoing, the Note Exchange Resolution authorizes the Fund, without further notice to or approval of the Fund Noteholders, to revoke the Note Exchange Resolution at any time prior to the completion of the Note Exchange Transaction. The Fund also reserves the right to cancel the Meeting at any time prior to commencement of the Meeting. In the event that the Note Exchange Resolution is approved pursuant to the Consent Solicitation, the Meeting will be unnecessary and therefore cancelled. In addition, to the extent that the Meeting is held and a quorum is not present at the commencement of the Meeting, the Meeting may be adjourned in accordance with the Fund MTN Indenture.

Consent Solicitation

The Fund MTN Indenture provides that the Note Exchange Resolution may also be passed by the written consent of the Fund Noteholders holding 66 2/3% of the principal amount of all of the outstanding Fund Notes as of the Record Date. Accordingly, pursuant to the Circular, the Fund is simultaneously soliciting the written consent of Fund Noteholders to the passing of the Note Exchange Resolution. Fund Noteholders who execute and deliver a valid proxy and consent solicitation form voting FOR the approval of the Note Exchange Resolution (and who do not validly revoke such proxy and consent solicitation form) prior to the proxy cut-off time shall be considered to have provided written consent to the Note Exchange Resolution for the purposes of the Consent Solicitation. If Fund Noteholders representing not less than 66 2/3% of the principal amount of all of the outstanding Fund Notes have delivered valid proxies voting FOR the approval of the Note Exchange Resolution by the proxy cut-off time (and have not validly revoked such proxies), the Note Exchange Resolution will be passed by the written consent of the Fund Noteholders and the Meeting will be unnecessary and therefore cancelled. The Fund will notify Fund Noteholders of any such approval and cancellation of the Meeting prior to the commencement of the Meeting.

The Fund reserves the right to terminate, extend or modify the terms of the Consent Solicitation at any time prior to the Meeting.

Amendment Review Fees

If the Note Exchange Resolution is approved by the Fund Noteholders and the Note Exchange Transaction is completed, Amendment Review Fees will be payable to eligible Fund Noteholders who: (a) executed and delivered a valid proxy and consent solicitation form to AST Trust Company (Canada) by 10:00 a.m. (Calgary time) on December 5, 2018 (or by the deadline for the deposit of proxies for any postponed or adjourned Meeting) voting on the Note Exchange Resolution, with such proxy and consent solicitation form being accepted by AST Trust Company (Canada) by the proxy cut-off time; or (b) voted on the Note Exchange Resolution in person at the Meeting, if the Meeting is held. Enbridge will pay the Amendment Review Fees to the Tabulation Agent, as tabulation agent for the Fund Noteholders, on the first Business Day following the Effective Date and the Tabulation Agent will pay the Amendment Review Fees to the CDS participants for distribution to Fund Noteholders entitled to Amendment Review Fees no later than the fourth Business Day following the Effective Date. Enbridge will pay to the Tabulation Agent $0.25 for each $1,000 principal amount of Fund Notes held by Fund Noteholders entitled to Amendment Review Fees. No Amendment Review Fees will be paid to a Fund Noteholder, however, if: (a) the Note Exchange Resolution is approved at the Meeting and, prior to the commencement of the Meeting, the Fund Noteholder revokes any such proxy previously delivered; or (b) the Note Exchange Resolution is approved pursuant to the Consent Solicitation and the Fund Noteholder revokes any such proxy previously delivered, in each case prior to the proxy cut-off time. The right to receive the Amendment Review Fees is not transferable with any of the Fund Notes. No other holder of any Fund Notes, including any Fund Noteholders to whom any Fund Notes have been transferred subsequent to the Record Date with respect to such transferred Fund Notes, will be entitled to receive the Amendment Review Fees. Fund Noteholders who wish to transfer Fund Notes and to provide the benefit of the Amendment Review Fees to a transferee or other designee should contact their broker, dealer, trust company or other nominee to make such arrangements. Interest will not accrue on or be payable with respect to the Amendment Review Fees.

Fund Noteholders who do not deposit a valid form of proxy and consent solicitation form voting on the Note Exchange Resolution prior to the proxy cut-off time or who do not vote on the Note Exchange Resolution in person at the Meeting, if the Meeting is held, will not receive any Amendment Review Fees even though the Fund Second MTN Supplemental Indenture will be binding on them if the Fund Second MTN Supplemental Indenture becomes effective.

INFORMATION CONCERNING THE FUND

General

The Fund is an unincorporated open-ended trust established under the laws of the Province of Alberta by a trust indenture dated May 22, 2003, as most recently amended and restated effective November 8, 2018. The Fund is a limited purpose trust and its activities are restricted to acquiring, investing in, holding, transferring, disposing of and otherwise dealing with debt or equity securities of ECT and other corporations, partnerships, trusts or other persons involved in energy infrastructure. The Fund owns all of the issued and outstanding common units of ECT, which in turn owns 99.99% of the issued and outstanding Class A units of EIPLP (the remaining 0.01% is owned by EIPGP, the general partner of EIPLP). Enbridge owns all of the issued and outstanding preferred units of ECT and directly and indirectly owns all of the issued and outstanding Class C units of EIPLP. Enbridge owns 51% of the EIPGP Common Shares and ECT owns the remaining 49%.

The Fund, through its indirect investment in EIPLP, holds assets consisting of: a portfolio of Canadian liquids transportation and storage businesses, including the Canadian Mainline, the Regional Oil Sands System, the Canadian segment of the Southern Lights Pipeline and Class A units entitling the holder to receive defined cash flows from the United States segment of the Southern Lights Pipeline; a 50% interest in the Alliance Pipeline, which transports natural gas from Canada to the United States; and interests in more than 1,400 megawatts of renewable and alternative power generation assets.

AST Trust Company (Canada) is the trustee of the Fund. EMSI, a wholly-owned subsidiary of Enbridge, is the administrator of the Fund.

The head office and principal business office of the Fund is located at 200, 425 - 1st Street S.W., Calgary, Alberta, T2P 3L8.

INFORMATION CONCERNING ENBRIDGE

General

Enbridge is a North American energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation assets. Enbridge delivers an average of 2.9 million barrels of crude oil each day through its Mainline and Express Pipeline and accounts for approximately 62% of United States-bound Canadian crude oil exports. Enbridge also moves approximately 22% of all natural gas consumed in the United States, serving key supply basins and demand markets. Enbridge’s regulated utilities serve approximately 3.7 million retail customers in Ontario, Quebec and New Brunswick. Enbridge also has interests in more than 1,700 megawatts of net renewable power generation capacity in North America and Europe.

The Enbridge Shares trade on the TSX and the NYSE under the ticker symbol “ENB”. Enbridge was incorporated on April 13, 1970 under the Companies Ordinance of the Northwest Territories and was continued under the CBCA on December 15, 1987.

Enbridge’s principal executive offices are located at 200, 425 1st Street S.W., Calgary, Alberta, Canada T2P 3L8.

For further information regarding Enbridge and its business activities, see the Enbridge Annual Report and the other documents incorporated by reference in this Circular.

The following organization chart shows the intercorporate relationships among Enbridge and each of its material subsidiaries and the jurisdiction where each material subsidiary was incorporated or formed. The chart below does not include all of the subsidiaries of Enbridge. The assets and revenues of excluded subsidiaries did not individually exceed 10% and in the aggregate exceed 20% of the total consolidated assets or total consolidated revenues of Enbridge as at September 30, 2018.  Unless otherwise indicated, Enbridge owns, directly or indirectly, 100% of the voting securities of all the subsidiaries in the chart below. Reference should be made to the appropriate sections of the Enbridge Annual Report for a complete list of the subsidiaries of Enbridge.

Notes:

(1)                                 Enbridge holds an approximate 32.9% economic interest in EEP.

(2)                                 Enbridge holds an approximate 83.1% economic interest in SEP.

Recent Developments

Acquisition and Dissolution of ENF

On May 17, 2018, Enbridge announced it had made a proposal to the board of directors of ENF to acquire all of the outstanding equity securities of ENF not already owned by Enbridge. On September 17, 2018, Enbridge entered into the Arrangement Agreement with ENF pursuant to which Enbridge agreed to acquire all the ENF Shares not already owned by Enbridge. Under the Arrangement, ENF Shareholders (other than Enbridge and dissenting shareholders) received for each ENF Share held, 0.7350 of an Enbridge Share and a cash payment equal to $0.45. The Arrangement was completed on November 8, 2018, following which ENF became a wholly-owned subsidiary of Enbridge. On November 9, 2018, ENF was dissolved pursuant to section 211 of the ABCA and all its liabilities were assumed by its parent corporation, Enbridge.

Other Enbridge Transactions

On May 17, 2018, Enbridge announced it had made, on behalf of itself and certain of its wholly owned U.S. subsidiaries, separate all-share proposals to the respective boards of directors of its sponsored vehicles, SEP, EEP and EEQ, to acquire, in separate combination transactions, all of the outstanding equity securities of those sponsored vehicles not beneficially owned by Enbridge.

On August 24, 2018, Enbridge entered into an agreement and plan of merger with SEP, under which Enbridge has agreed to acquire all of the publicly held units of SEP not already owned by Enbridge in a share-for-unit transaction. At the effective time of such merger, each SEP common unit, other than those held by Enbridge or its subsidiaries, will be converted into the right to receive 1.111 Enbridge Shares.

On September 17, 2018, Enbridge entered into an agreement and plan of merger with EEP, under which each EEP Class A Common Unit issued and outstanding immediately prior to the effective time of the merger, other than certain excluded EEP Class A Common Units owned by Enbridge and its subsidiaries, will be converted into the right to receive 0.335 of an Enbridge Share.

On September 17, 2018, Enbridge entered into an agreement and plan of merger with EEQ, under which each listed share of EEQ issued and outstanding immediately prior to the effective time of the merger, other than certain excluded EEQ listed shares owned by Enbridge and its subsidiaries, will be converted into the right to receive 0.335 of an Enbridge Share.

Assuming timely satisfaction of the necessary closing conditions, Enbridge expects its transactions with each of SEP, EEP and EEQ to close in the fourth quarter of 2018.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of Enbridge as at September 30, 2018 and after giving effect to the Note Exchange Transaction:

	As of September 30, 2018
	Actual	As Adjusted for the Note Exchange Transaction
	(millions of dollars)
Total long-term debt, less current portion	58,707	58,707
Shareholders’ equity:
Preference shares	7,747	7,747
Common shares(1)	51,944	51,944
Additional paid-in capital	4,346	4,346
Retained deficit	(3,718)	(3,718)
Accumulated other comprehensive income	570	570
Reciprocal shareholding	(102)	(102)
Total Enbridge Inc. shareholders’ equity	60,787	60,787
Total capitalization	119,494	119,494

Note:

(1)                                 Does not reflect the issuance of 104,032,230 Enbridge Shares on November 8, 2018 in connection with the completion of the Arrangement.

Earnings Coverage Ratios

The following earnings coverage ratios for Enbridge have been calculated on a consolidated basis as at and for the periods ended December 31, 2017 and September 30, 2018 and give pro forma effect to the Note Exchange Transaction.

	December 31, 2017	September 30, 2018(2)
Earnings coverage(1)	2.3	2.2

Notes:

(1)                                 Earnings coverage on a net earnings basis is equal to earnings attributable to Enbridge plus net interest expense and income taxes divided by net interest expense plus capitalized interest and preference share dividend obligations.

(2)                                 The pro forma earnings attributable to Enbridge for the twelve month ended September 30, 2018 is comprised of the pro-forma earnings attributable to Enbridge for the nine month ended September 30, 2018 and the year ended December 31, 2017, less the historical earnings attributable to Enbridge for the nine month ended September, 2017. The removal of historical earnings attributable to Enbridge for the nine month ended September 30, 2017 from the pro forma earnings attributable to Enbridge for the year ended December 31, 2017 may result in inconsistency between the earnings coverage ratios of the periods presented.

Enbridge evaluates its performance using a variety of measures. The earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of Enbridge’s financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

Enbridge’s dividend requirements on all of its preference shares adjusted to a before tax equivalent using a pro forma effective income tax recovery rate of 30% at December 31, 2017, amounted to approximately

$256 million for the 12 months ended December 31, 2017. Enbridge’s interest requirements, including giving pro forma effect to the Note Exchange Transaction, amounted to approximately $3,164 million for the 12 months ended December 31, 2017. Enbridge’s earnings before interest and income taxes, including giving pro forma effect to the Note Exchange Transaction, for the 12 months ended December 31, 2017 were approximately $8,014 million, which is 2.3 times Enbridge’s aggregate pro forma dividend and interest requirements for this period.

Enbridge’s dividend requirements on all of its preference shares adjusted to a before tax equivalent using a pro forma effective income tax recovery rate of 46% at September 30, 2018, amounted to approximately $248 million for the 12 months ended September 30, 2018. Enbridge’s interest requirements, including giving pro forma effect to the Note Exchange Transaction, amounted to approximately $3,468 million for the 12 months ended September 30, 2018. Enbridge’s earnings before interest and income taxes, including giving pro forma effect to the Note Exchange Transaction, for the 12 months ended September 30, 2018 were approximately $8,014 million, which is 2.2 times Enbridge’s aggregate pro forma dividend and interest requirements for this period.

DESCRIPTION OF ENBRIDGE NOTES

The following description is a brief summary of the material attributes and characteristics applicable to the Enbridge Notes to be issued in connection with the Note Exchange Transaction, which summary does not purport to be complete, and is qualified in its entirety by reference to the provisions of the Enbridge MTN Indenture. A summary description of the variable terms of each maturity of Enbridge Notes to be issued in connection with the Note Exchange Transaction is attached as Appendix B to this Circular and a comparison between the Enbridge MTN Indenture.

The following summary uses words and terms that are defined in the Enbridge MTN Indenture (some of which are set forth below in the section entitled “Description of Enbridge Notes — Definitions”).

General

The Enbridge Notes will be issued under a trust indenture dated as of October 20, 1997 between Enbridge and Enbridge Note Trustee, as trustee, as supplemented and amended by the Enbridge Supplemental Indentures, and as may be further supplemented and amended from time to time.

Medium term notes issued by Enbridge are debentures of a single series under the Enbridge MTN Indenture. The Enbridge MTN Indenture permits the issuance thereunder from time to time of additional medium term notes, and of debentures in one or more other series (“Debentures”), without limitation as to aggregate principal amount.  The Enbridge Notes will be direct unsecured obligations of Enbridge ranking equally and pari passu, except as to redemption and/or sinking fund provisions, with all other unsecured and unsubordinated indebtedness of Enbridge.

Guarantors

Enbridge’s payment obligations under the Enbridge MTN Indenture are not guaranteed by any corporate entities.

Term and Denomination

The Enbridge Notes will be issuable in fully registered form in denominations of $1,000 and integral multiples thereof.

Global Note

All Enbridge Notes will be denominated in Canadian dollars and will be represented in the form of a fully registered global note (the “Global Note”) held by, or on behalf of, CDS Clearing & Depository Services

Inc. or a successor (the “Depository”) as custodian of the Global Note (for its participants as defined below) and registered in the name of the Depository or its nominee.  Except as described below, no holder of an Enbridge Note will be entitled to a certificate or other instrument from Enbridge or the Depository evidencing ownership of the Enbridge Note.  Instead, the Enbridge Notes will be represented only in book-entry form.  Beneficial interests in the Global Note, constituting ownership of the Enbridge Notes, will be represented through book-entry accounts of institutions (including the Agents) acting on behalf of beneficial owners, as direct and indirect participants of the Depository (“participants”).  The Depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Global Note.

If the Depository notifies Enbridge that it is unwilling or unable to continue as depository in connection with the Global Note, or if at any time the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and Enbridge and the Trustee are unable to locate a qualified successor, or if an event of default has occurred and is continuing with respect to the Enbridge Notes, or if Enbridge elects to terminate the book-entry system, beneficial owners of the Enbridge Notes represented by the Global Note will receive Enbridge Notes in definitive form (“Definitive Notes”).  Beneficial owners of the Enbridge Notes represented by the Global Note may also receive Definitive Notes if the Trustee gives notice pursuant to the Enbridge MTN Indenture that an event of default has occurred and is continuing with respect to the Enbridge Notes.

Payment of Interest and Principal

The Depository or its nominee, as the registered owner of the Global Note, will be considered the sole owner of the Global Note for the purposes of receiving payments of interest and principal on the Global Note and for all other purposes under the Enbridge MTN Indenture and the Global Note.

Enbridge understands that the Depository or its nominee, upon receipt of any payment of interest or principal in respect of the Global Note, will credit participants’ accounts on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of the Depository or its nominee.  Enbridge also understands that payments of interest and principal by participants to the owners of beneficial interests in the Global Note held through such participants will be governed by standing instructions and customary practices. The responsibility and liability of Enbridge in respect of the Enbridge Notes represented by the Global Note is limited to making payment of any interest and principal due on the Global Note to the Depository or its nominee in the currency and in the manner described in the Global Note.

Transfer of Enbridge Notes

Transfers of beneficial ownership of Enbridge Notes represented by the Global Note will be effected through records maintained by the Depository or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of persons other than participants).  Beneficial owners who are not participants in the Depository’s book-entry system, but who desire to purchase, sell or otherwise transfer their ownership or other interest in the Global Note, may do so only through participants in the Depository’s book-entry system.

The ability of a beneficial owner of an interest in an Enbridge Note represented by the Global Note to pledge the Enbridge Note or otherwise take action with respect to such owner’s interest in an Enbridge Note represented by the Global Note (other than through a participant) may be limited due to the lack of a physical certificate.

The registered holder of a Definitive Note may transfer or exchange such Definitive Note at the principal office of the Trustee or other registrar in Calgary, Alberta or at such other place or places as may from time to time be designated by Enbridge with the approval of the Enbridge Note Trustee.  Definitive Notes may be exchanged for Enbridge Notes (other than Enbridge Notes represented by the Global Note) of the same or other authorized form or denomination or denominations of the same aggregate principal amount of the Enbridge Notes, bearing the same interest rate and of the same maturity date.  Reasonable charges, including a sum sufficient to cover any tax or other governmental charge payable, may be imposed by the Enbridge Note Trustee or other registrar in connection with the exchange or transfer of Enbridge Notes.

Redemption and Purchase of Enbridge Notes

Enbridge Notes will not be redeemable by Enbridge or repayable at the option of the holder prior to maturity, unless otherwise specified in Appendix B to this Circular.

Enbridge may at any time when not in default under the Enbridge MTN Indenture purchase Enbridge Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender to all holders of Enbridge medium term notes or by private contract, at any price not exceeding the redemption price, if any, plus accrued and unpaid interest and costs of purchase.  Enbridge Notes redeemed or purchased by Enbridge will be cancelled and may not be reissued.

Covenants

In addition to other covenants, the Enbridge MTN Indenture contains, with respect to the Enbridge Notes issued thereunder, covenants substantially to the following effect:

Negative Covenant

So long as any Debentures (including the Enbridge Notes) remain outstanding, Enbridge will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its assets (present or future) in respect of any Indebtedness of any person unless, in the opinion of legal counsel to Enbridge, the obligations of Enbridge in respect of all Debentures (including Enbridge Notes) then outstanding shall be secured equally and rateably therewith, provided that such covenant shall not hinder or prevent the sale of any property or asset of Enbridge.

Issue Test

So long as any Debentures (including Enbridge Notes) remain outstanding Enbridge will not issue or become liable for (other than to a Subsidiary) any Funded Obligations, unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of the Total Consolidated Capitalization.

Modifications

The rights of the holders of medium term notes under the Enbridge MTN Indenture may be modified.  For that purpose, among others, the Enbridge MTN Indenture contains provisions making binding upon all holders of medium term notes, resolutions passed at meetings of such noteholders by the affirmative votes of not less than 66 2/3% of the principal amount of such medium term notes present in person or represented by proxy at such meeting or instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of all such outstanding medium term notes.  In certain cases, modification will require separate assent by the holders of the required percentages of medium term notes of each series or tranche outstanding under the Enbridge MTN Indenture or otherwise.  Reference is made to the Enbridge MTN Indenture for detailed provisions relating to voting and meetings of noteholders.

Governing Law

The Enbridge MTN Indenture is and the Enbridge Notes will be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada as applicable therein.

Credit Ratings of the Enbridge Notes

As of the date of this Circular, Enbridge’s medium term notes are rated BBB (high) (with stable trend) by DBRS, Baa3 (with positive outlook) by Moody’s, BBB+ (with stable outlook) by S&P and BBB+ (with stable outlook) by Fitch. The Enbridge Notes will have the same ratings as Enbridge’s current medium term notes.

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten rating categories for long term debt. Long-term obligations rated “BBB” are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, and may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “high” and “low” grades are not used for the AAA and D categories.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten major rating categories for long term debt. An obligation rated “BBB” exhibits adequate capacity to meet financial commitments but more subject to adverse economic conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. The “Baa” rating is the fourth highest of nine rating categories for long term debt. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The “BBB” rating category is the fourth highest of the eleven major categories used by Fitch. Fitch describes debt instruments rated “BBB” as having good credit quality. An obligation rated “BBB” indicates that expectations of default risk are currently low and that the capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. They are not, however, recommendations to purchase, hold or sell the securities of Enbridge as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

Enbridge has made customary payments to each of DBRS, S&P, Moody’s and Fitch in connection with the assignment of ratings on its medium-term notes.

Definitions

The Enbridge MTN Indenture contains, among others, definitions substantially to the following effect:

“Consolidated Funded Obligations” means the aggregate amount of all Funded Obligations of Enbridge arrived at on a consolidated basis in accordance with Generally Accepted Accounting Principles.

“Consolidated Net Tangible Assets” means all consolidated assets of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge, less the aggregate of the following amounts reflected upon such balance sheet:

(a)                                 all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b)                                 to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in (a) above;

(c)                                  minority interests;

(d)                                 non cash current assets; and

(e)                                  Non Recourse Assets to the extent of the outstanding Non Recourse Debt financing such assets.

“Consolidated Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

“Financial Instrument Obligations” means obligations arising under:

(a)                                 any interest swap agreement, forward rate agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is interest rates or the price, value, or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);

(b)                                 any currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, futures or options, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time; and

(c)                                  any agreement for the making or taking of Petroleum Substances, any commodity swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by Enbridge where the subject matter of the same is Petroleum Substances or the price, value or amount payable thereunder is dependent or based upon the price of Petroleum Substances or fluctuations in the price of Petroleum Substances;

to the extent of the net amount due or accruing due by Enbridge thereunder (determined by marking to market the same in accordance with their terms).

“Funded Obligations” means all Indebtedness, including Purchase Money Obligations, created, assumed or guaranteed which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof, except the Lakehead Liability, Non Recourse Debt and Subordinated Debt.

“Generally Accepted Accounting Principles” means generally accepted accounting principles which are in effect from time to time in Canada, including those accounting principles generally accepted in the United States of America from time to time, which Canadian corporations are permitted to use in Canada pursuant to Canadian law.

“Indebtedness” means all items of indebtedness in respect of any amounts borrowed and all Purchase Money Obligations which, in accordance with Generally Accepted Accounting Principles, would be recorded in the financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication:

(a)                                 obligations secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the obligations secured thereby shall have been assumed; and

(b)                                 guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another person for indebtedness of that other person in respect of any amounts borrowed by them.

“Lakehead Liability” means any liability of Lakehead Pipe Line Company, Inc.: 1

(a)                                 as general partner of Lakehead Pipe Line Company, Limited Partnership and as general partner of Lakehead Pipe Line Partners, L.P. (excluding any liability of Lakehead Pipe Line Partners, L.P. as general partner of Lakehead Services, Limited Partnership), provided that such liability is not required to be recorded in the financial statements of Enbridge in accordance with Generally Accepted Accounting Principles; and

(b)                                 as general partner of Lakehead Pipe Line Partners, L.P. with respect to its liability as general partner of Lakehead Services, Limited Partnership and as limited partner of Lakehead Services, Limited Partnership, with respect to that portion of the total liabilities of Lakehead Services, Limited Partnership against which there is deposited as collateral with a collateral agent such corresponding amount in United States dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the Government of the United States.

“Non Recourse Assets” means the assets created, developed, constructed or acquired with or in respect of which Non Recourse Debt has been incurred and any and all receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which recourse of the lender of such Non Recourse Debt (or any agent, trustee, receiver or other person acting on behalf of such lender) in respect of such indebtedness is limited in all circumstances (other than in respect of false or misleading representations or warranties).

1   Lakehead Pipe Line Company, Inc., Lakehead Pipeline Company, Limited Partnership and Lakehead Pipeline Partners, L.P. are predecessors to Enbridge Energy Company, Inc., Enbridge Energy, Limited Partnership and EEP, respectively.

“Non Recourse Debt” means any Indebtedness incurred to finance the creation, development, construction or acquisition of assets and any increases in or extensions, renewals or refundings of any such Indebtedness, provided that the recourse of the lender thereof or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such Indebtedness or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties) to the assets created, developed, constructed or acquired in respect of which such Indebtedness has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral connected with the assets created, developed, constructed or acquired and to which the lender has recourse.

“Permitted Encumbrance” means any of the following:

(a)                                 any Security Interest existing as of the date of the first issuance by Enbridge of Debentures issued pursuant to the Enbridge MTN Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b)                                 any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

(c)                                  any Security Interest created, incurred or assumed to secure any Non Recourse Debt;

(d)                                 any Security Interest in favour of any Subsidiary;

(e)                                  any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with, Enbridge, or such property is otherwise acquired by Enbridge;

(f)                                   any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g)                                  any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(h)                                 any Security Interest in respect of:

(i)                                     liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue Enbridge, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations,

(ii)                                  any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Enbridge in good faith,

(iii)                               any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease,

(iv)                              any obligations or duties, affecting the property of Enbridge to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Enbridge under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Enbridge,

(v)                                 any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens,

(vi)                              the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof,

(vii)                           any undetermined or inchoate liens and charges incidental to the current operations of Enbridge that have not at the time been filed against Enbridge; provided, however, that if any such lien or charge shall have been filed, Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge,

(viii)                        any Security Interest the validity of which is being contested at the time by Enbridge in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full,

(ix)                              any easements, rights of way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights of way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that in the opinion of Enbridge will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Enbridge,

(x)                                 any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Enbridge,

(xi)                              any liens and privileges arising out of judgments or awards with respect to which Enbridge shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, and

(xii)                           any other liens of a nature similar to the foregoing which do not in the opinion of Enbridge materially impair the use of the property subject thereto or the operation of the business of Enbridge, or the value of such property for the purpose of such business;

(i)                                     any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements), in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

(j)                                    any other Security Interest if the amount of Indebtedness secured pursuant to this clause (j) does not exceed 5% of Consolidated Net Tangible Assets.

“Petroleum Substances” means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur.

“Purchase Money Obligation” means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation outstanding on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, erected or constructed thereon.

“Security Interest” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not.

“Subordinated Debt” means any Indebtedness which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation or assumption thereof and which by its terms, operation of law or otherwise, provides that in the event of:

(a)                                 any insolvency, bankruptcy, receivership, liquidation, composition or other similar proceeding relating to Enbridge or its property; or

(b)                                 any proceedings for the liquidation, dissolution or other winding up of Enbridge, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings; or

(c)                                  any assignment by Enbridge for the benefit of the creditors; or

(d)                                 any other marshalling of the assets of Enbridge for distribution to the creditors of Enbridge;

then and in any such event the principal of, premium, if any, and interest on, the Debentures is to be first paid in full before any payment or distribution, whether in cash or other property, shall be made on account of any such obligation; and in respect of which the Trustee has received an opinion of Counsel to the effect that such Indebtedness constitutes Subordinated Debt.

“Subsidiary” means any corporation of which shares carrying more than 50% of the voting rights attaching to all outstanding shares carrying voting rights at all times (provided that ownership of such shares confers the right to elect at least a majority of the directors of such corporation) are beneficially owned, directly or indirectly, by Enbridge or by Enbridge and any other Subsidiary or by any other Subsidiary.

“Total Consolidated Capitalization” means, without duplication, the sum of:

(a)                                 Consolidated Shareholders’ Equity;

(b)                                 the amount of preferred share capital;

(c)                                  the principal amount of Consolidated Funded Obligations;

(d)                                 the principal amount of Subordinated Debt;

(e)                                  the accumulated provision for future income taxes; and

(f)                                   the amount of any non-controlling interests;

as determined for Enbridge on a consolidated basis in accordance with Generally Accepted Accounting Principles.

CREDIT RATINGS

As of the date of this Circular, the Fund Notes are rated BBB (high) (with stable trend) by DBRS, BBB (with stable outlook) by S&P and Baa3 (with positive outlook) by Moody’s, in each case, in respect of the Fund Notes.

DBRS’ credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten rating categories for long term debt. Long-term obligations rated “BBB” are of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, and may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “high” and “low” grades are not used for the AAA and D categories.

S&P’s credit ratings are on a long term debt rating scale that ranges from AAA to D, representing the range from highest to lowest quality of such securities rated. The “BBB” rating is the fourth highest of ten major rating categories for long term debt. An obligation rated “BBB” exhibits adequate capacity to meet financial commitments but more subject to adverse economic conditions. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Moody’s credit ratings are on a long term debt rating scale that ranges from Aaa to C, representing the range from least credit risk to greatest credit risk of such securities rated. The “Baa” rating is the fourth highest of nine rating categories for long term debt. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its long term debt rating system. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. They are not, however, recommendations to purchase, hold or sell the securities of Enbridge as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgement, circumstances so warrant.

The Fund has made customary payments to each of DBRS, S&P and Moody’s in connection with the assignment of ratings on the Fund Notes.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Circular, a fair summary of the principal Canadian federal income tax consequences under the Tax Act generally applicable to a beneficial owner of Fund Notes (the Fund Notes and Enbridge Notes collectively referred to in this section as the “Fund and Enbridge Notes”) who: (a) participates in the Note Exchange Transaction; (b) deals at arm’s length with Enbridge and is not affiliated with Enbridge for purposes of the Tax Act; and (c) holds the Enbridge Notes as capital property for purposes of the Tax Act (a “Holder”).

Generally, the Fund and Enbridge Notes will be capital property to a Holder provided the Holder does not hold the Fund and Enbridge Notes in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Fund and Enbridge Notes as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Fund and Enbridge Notes and all other “Canadian securities”, as defined in the Tax Act, owned by the Holders in the taxation year in which the election is made and in all subsequent taxation years treated as capital property. Holders who will not hold the Fund and Enbridge Notes as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of certain rules applicable to “mark-to-market property” and “specified debt obligations”, each as defined in the Tax Act, (b) an interest in which is a “tax shelter” or a “tax shelter investment”, each as defined in the Tax Act; (c) that has made a “functional currency” reporting election under section 261 of the Tax Act to report the Holder’s “Canadian tax results”, as defined in the Tax Act, in a currency other than Canadian currency; (d) that is a “specified financial institution”, as defined in the Tax Act; (e) that has entered or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement”, each as defined in the Tax Act, with respect to the Fund and Enbridge Notes; or (f) that is exempt from tax under Part I of the Tax Act. Any such Holder should consult its own tax advisors with respect to the income tax consequences applicable to the Note Exchange Transaction.

This summary is based on the current provisions of the Tax Act in force as the date hereof, applicable jurisprudence, the current published administrative policies and assessing practices of the Canada Revenue Agency and all specific proposals to amend the Tax Act which have been publicly announced by the Minister of Finance (Canada) (the “Minister”) prior to the date hereof (the “Proposed Legislative Amendments”). This summary assumes that all Proposed Legislative Amendments will be enacted in their present form, but no assurances can be given that the Proposed Legislative Amendments will be enacted in the form proposed, or at all. Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or consequences, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only, is not exhaustive of all Canadian federal income tax consequences and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. The tax liability of each Holder will depend on the Holder’s particular circumstances. Accordingly, it is recommended that Holders consult their own tax advisors as to the particular tax consequences to them of participating in the Note Exchange Transaction and acquiring and holding the Enbridge Notes.

Holders Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act, is resident or deemed to be resident in Canada (a “Resident Holder”).

Taxation of the Note Exchange Transaction

If the Note Exchange Resolution is approved, each Resident Holder of the applicable Fund Notes will be considered to have disposed of such Fund Notes upon the consummation of the Note Exchange Transaction on the Effective Date. The exchange of Fund Notes pursuant to the Note Exchange Transaction will be a taxable disposition of the Fund Notes, by each Resident Holder.

A Resident Holder will be required to include in computing its income for the taxation year in which the disposition occurs any interest that has accrued or deemed to accrue on the Fund Notes to the Effective Date to the extent that such interest was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

A Resident Holder’s capital gain or loss from the disposition of the Fund Notes will be equal to the amount, if any, by which the proceeds of disposition to the Resident Holder of the Fund Notes, net of any amount included in the Resident Holder’s income as interest on the Fund Notes, exceed (or are less than) the total of the adjusted cost base to the Resident Holder of the Fund Notes immediately before the disposition and any reasonable costs of disposition. For this purpose, the proceeds of disposition of the Fund Notes should be the fair market value of the Enbridge Notes on the Effective Date and any cash received as proceeds of disposition of the Fund Notes, other than cash received as interest. There is no authority directly addressing the treatment under the Tax Act of the receipt of the Amendment Review Fees including whether the Amendment Review Fees should be treated as part of the Resident Holder’s proceeds of disposition of the Fund Notes or included in computing the Resident Holder’s income for the taxation year in which the Amendment Review Fees is received. Resident Holders should consult their own tax advisors with respect to the receipt of the Amendment Review Fees taking into account their own particular circumstances.

A Resident Holder will generally be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in that taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized by the Resident Holder in a taxation year from taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the provisions of the Tax Act. Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

Taxation of Interest on the Enbridge Notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Enbridge Notes that accrued or is deemed to have accrued to it to the end of the particular taxation year, or becomes receivable or is received by it before the end of that taxation year, including on a redemption, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder, including an individual (other than certain trusts), will be required to include in computing income for a taxation year all interest on the Enbridge Notes that is received or receivable by the Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder in computing income), including on a redemption, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. In addition, if at any time a Enbridge Note is or becomes an “investment contract” (as defined in the Tax Act) in relation to a Resident Holder, such Resident Holder will be required to include in computing income for a taxation year any interest that accrues to the Resident Holder on the Enbridge Note up to the end of any “anniversary day” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

Where the Resident Holder is required to include an amount on account of interest on the Enbridge Notes that accrued in respect of the period prior to the date on which the Enbridge Notes were acquired by the Resident Holder (in addition to the Resident Holder being required to include in computing its income any interest that has accrued on the Fund Notes to the Effective Date, as described above under “Taxation of Note Exchange Transaction”), the Resident Holder may be entitled to a deduction in computing its income of an equivalent amount. The adjusted cost base to the Resident Holder of the Enbridge Notes will be reduced by the amount of this deduction.

If the Enbridge Notes are issued at a discount from their face value, a Resident Holder who acquires such Enbridge Notes may be required to include an additional amount in respect of the discount in computing its income, either in accordance with the deemed interest accrual rules contained in the Tax Act or in the taxation year in which the discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors as to the particular tax consequences to them of Enbridge Notes issued at a discount taking into account their own particular circumstances.

Any premium paid by Enbridge to a Resident Holder on the redemption of a Enbridge Note, or a purchase for cancellation before maturity, will generally be deemed to be received by such Resident Holder as interest on the Enbridge Note and will be required to be included in computing the Resident Holder’s income, as described above, at the time of the redemption or purchase for cancellation to the extent that such premium is paid as a penalty or bonus and can reasonably be considered to relate to, and does not exceed the value at the time of the redemption or purchase for cancellation of, the interest that, but for the redemption or purchase for cancellation, would have been paid or payable by Enbridge, as interest, on the Enbridge Note for the taxation year ending after the redemption or purchase for cancellation.

Disposition of the Enbridge Notes

On a disposition or deemed disposition of an Enbridge Note by a Resident Holder (including a redemption by Enbridge and a payment on maturity), the Resident Holder will generally be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the interest that has accrued or deemed to accrue on the Enbridge Note to the date of the disposition to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year.

On such disposition or deemed disposition of a Enbridge Note, the Resident Holder will compute its taxable capital gain or allowable capital loss, if any, for the taxation year as described above under “Taxation of the Note Exchange Transaction”. Allowable capital losses may be carried back or carried forward and applied against net taxable capital gains realized by the Resident Holder as described above under Taxation of the Note Exchange Transaction. Capital gains realized by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout its taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), including amounts in respect of taxable capital gains and interest.

Eligibility for Investment

The Enbridge Notes issued on the Note Exchange Transaction will be, if issued on the date hereof, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSPs”), registered retirement income fund (“RRIFs”), registered education savings plan (“RESPs”), deferred profit sharing plan (other than a trust governed by a deferred profit sharing plan for which the employer is Enbridge or an entity which does not deal at arm’s length with Enbridge) (“DPSPs”), registered disability savings plan (“RDSPs”) or tax-free savings account (“TFSAs”), each as defined in the Tax Act (collectively the “Registered Plans”).

Notwithstanding the foregoing, a holder of a TFSA or an RDSP, an annuitant under an RRSP or RRIF, or the subscriber of an RESP (as applicable) will be subject to a penalty tax if the Enbridge Notes are a “prohibited investment”, as defined in the Tax Act, for such Registered Plan. Generally, the Enbridge Shares will not be a “prohibited investment” for a trust governed by a TFSA, RRSP, RRIF, RDSP or

RESP provided that the holder of the TFSA or RDSP, the annuitant under the RRSP or RRIF, or the subscriber of the RESP, as the case may be, deals at arm’s length with Enbridge for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in Enbridge.

Resident Holders who will hold Enbridge Notes in a Registered Plan should consult their own tax advisors.

Holders Not Resident in Canada

The following is a summary of the principal Canadian federal income tax consequences generally applicable under the Tax Act to a Holder who, at all relevant times for purposes of the Tax Act: (a) is not, and is not deemed to be, resident in Canada; (b) does not use or hold, and is not deemed to use or hold, the Fund and Enbridge Notes in a business carried on, or deemed to be carried on, in Canada; (d) deals at arm’s length with a transferee who is resident, or deemed to be resident, in Canada and to whom the Holder assigns or otherwise transfers the Fund and Enbridge Notes; and (e) is not a “specified non-resident shareholder” of Enbridge and deals at arm’s length with “specified shareholders” of Enbridge, each as defined in subsection 18(5) of the Tax Act and for purposes of the provisions referred to in that subsection (a “Non-Resident Holder”). The summary does not apply to Non-Resident Holders that carry on an insurance business in Canada or elsewhere and any such Non-Resident Holders should consult their own tax advisors with respect to participating in the Note Exchange Transaction.

Taxation of the Note Exchange Transaction

Amounts paid to a Non-Resident Holder pursuant to the exchange offers and the consent solicitations will be exempt from withholding tax under the Tax Act. A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of the Fund Notes pursuant to the Note Exchange Transaction.

Taxation of Interest on the Enbridge Notes and Disposition of the Enbridge Notes

The payment of interest on the Enbridge Notes by Enbridge to a Non-Resident Holder, including any amounts paid or credited by Enbridge to a Non-Resident Holder as, on account of, in lieu of or in satisfaction of interest on the Enbridge Notes, will be exempt from withholding tax under the Tax Act. There will be no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the Enbridge Notes or the receipt of interest on the Enbridge Notes by a Non-Resident Holder.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of the Note Exchange Transaction and the ownership of the Enbridge Notes acquired pursuant to the Note Exchange Transaction. It applies to you only if you are a U.S. Holder (as defined below), you acquire your Enbridge Notes in the Note Exchange Transaction and you hold your Fund Notes and Enbridge Notes as capital assets for U.S. federal income tax purposes. This summary does not apply to you if you are a member of a class of holders subject to special rules, such as a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a bank, a life insurance company, a tax-exempt organization, a person that owns Fund Notes or Enbridge Notes that are a hedge or that are hedged against interest rate or currency risks, a person that owns Fund Notes or Enbridge Notes as part of a straddle or conversion transaction for U.S. federal income tax purposes, a person that purchases or sells Fund Notes or Enbridge Notes as part of a wash sale for U.S. federal income tax purposes, a person subject to the alternative minimum tax, or a U.S. Holder (as defined below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. It does not discuss U.S. state and local taxes or U.S. federal estate and gift tax issues.

Please consult your own tax advisors concerning the consequences of the Note Exchange Transaction and the ownership of the Enbridge Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

As used herein, a “U.S. Holder” means a beneficial owner of Fund Notes or Enbridge Notes, as applicable, that is, for U.S. federal income tax purposes: (a) a citizen or resident of the United States, (b) a domestic corporation, (c) an estate whose income is subject to U.S. federal income tax regardless of its source or (d) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

The U.S. federal income tax treatment of a partner in a partnership receiving Enbridge Notes in the Note Exchange Transaction or holding the Enbridge Notes will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding Fund Notes or Enbridge Notes should consult its own tax advisors with regard to the U.S. federal income tax treatment of the Note Exchange Transaction and ownership of the Enbridge Notes.

Taxation of the Note Exchange Transaction

A  U.S. Holder who exchanges a Fund Note for a Enbridge Note should generally recognize gain or loss in an amount equal to the difference between (a) the sum of (i) the fair market value, measured in U.S. dollars, of the Enbridge Note, reduced by the U.S. dollar value on the Effective Date of any accrued but unpaid interest (the “Stub Period Accrued Interest”) on the applicable Fund Note and (ii) the Amendment Review Fee, if treated as part of the proceeds of disposition of the applicable Fund Note and (b) the U.S. Holder’s adjusted tax basis in the Fund Note that was exchanged therefor. A U.S. Holder’s  adjusted tax basis in its Fund Notes will generally be the U.S. dollar cost of such notes, increased by any market discount previously included in income with respect to the Fund Notes and decreased (but not below zero) by the bond premium amortized by the U.S. Holder with respect to the Fund Notes, if any. A U.S. Holder who acquired its Fund Note with more than a de minimis amount of market discount should generally treat any gain recognized as ordinary income to the extent of any accrued market discount on the Fund Note that such U.S. Holder has not previously included in income. In addition, a U.S. Holder must treat any portion of the gain or loss recognized on the exchange of the Fund Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise, gain or loss on exchange of a Fund Note pursuant to the Note Exchange Transaction will generally be capital gain or loss. Capital gain is generally taxable at preferential rates to non-corporate U.S. Holders whose holding period in a Fund Note exchanged for an Enbridge Note, is greater than one year. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder that uses the cash receipts and disbursements method of accounting for U.S. federal income tax purposes who exchanges a Fund Note for a Enbridge Note, you will generally be taxed on the U.S. dollar value, as of the Effective Date, of any Stub Period Accrued Interest on the Fund Note as ordinary income. If you are a U.S. Holder that uses an accrual method of accounting for U.S. federal income tax purposes, you will recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the Canadian dollar-U.S. dollar exchange rate you used to accrue any Stub Period Accrued Interest on the Fund Note and the Canadian dollar-U.S. dollar exchange rate on the Effective Date.

There is no authority directly addressing the treatment under the Code of the receipt of the Amendment Review Fee including whether the Amendment Review Fee should be treated as part of the U.S. Holder’s proceeds of disposition of the Fund Notes or treated as a separate fee which would be included in computing the U.S. Holder’s ordinary income for the taxable year in which the Amendment Review Fee is received. U.S. Holders should consult their own tax advisors with respect to the receipt of the Amendment Review Fee taking into account their own particular circumstances.

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income (including income on the Note Exchange Transaction in respect of the Stub Period Accrued Interest) and its net gains from the disposition of notes (including the Fund Notes), unless such net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the tax on net investment income to your income and gains in respect of the Note Exchange Transaction.

Taxation of the Ownership of the Enbridge Notes

The “issue price” for U.S. federal income tax purposes of an Enbridge Note should be equal to its fair market value, in U.S. dollars, on the Effective Date. Enbridge expects that the issue price of the Enbridge Notes will at least equal their principal amount. Accordingly, the Enbridge Notes other than the 4.10% Medium Term Notes of Enbridge due February 22, 2019 as explained below under “—Short-Term Notes,”  are not expected to be issued with original issue discount (“OID”) for U.S. federal income tax purposes. If, contrary to Enbridge’s expectations, the fair market value of a Enbridge Note on the Effective Date is less than the principal amount by more than a de minimis amount for U.S. federal income tax purposes, the Enbridge Note will be treated as issued with OID, and a U.S. Holder should consult its own tax advisors as to the U.S. federal income treatment of the original issue discount. The remainder of this summary assumes that the Enbridge Notes, other than the 4.10% Medium Term Notes of Enbridge due February 22, 2019, will not be treated as issued with OID.

Short-Term Notes

The 4.10% Medium Term Notes of Enbridge due February 22, 2019 received pursuant to the Note Exchange Transaction will be treated as a short-term note. A short-term note is treated as having OID equal to the excess of all payments due under the note over the issue price of the note.  In general, if you are an individual or other cash basis U.S. holder of a short-term note, you are not required to accrue OID, for United States federal income tax purposes unless you elect to do so.  If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on a short-term note on either a straight-line basis or under the constant-yield method, based on daily compounding.  If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term note would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement.  Moreover, if you are not required and do not elect to accrue OID on your short-term notes, you would be required to defer deductions for interest on borrowings allocable to your short-term notes in an amount not exceeding the deferred income until the deferred income is realized.

Regardless of whether or not you accrued OID on your short term note, the portion of the amount realized upon the sale or retirement of the note that is attributable to Stub Period Accrued Interest will not be includible in income, except that you would recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the U.S. dollar value of the Stub Period Accrued Interest on the Effective Date and the U.S. dollar value of such amount on the date of the sale or retirement.

Payments of Interest

Subject to the discussion below under “Amortizable Bond Premium” and except with respect to the 4.10% Medium Term Notes of Enbridge due February 22, 2019 as described above under “—Short-Term Notes,” you will be taxed on interest on your Enbridge Notes (excluding payments of Stub Period Accrued Interest) as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for U.S. federal income tax purposes. The portion of the first interest payment on the Enbridge Notes attributable to Stub Period Accrued Interest will not be includible in income, except that you would recognize exchange gain or loss, which will be ordinary gain or loss, based on the difference between the U.S. dollar value of the Stub Period Accrued Interest on the Effective Date and the U.S. dollar value of such portion of the interest payment on the date the interest is paid.

If you are a taxpayer that uses the cash receipts and disbursements method of accounting for U.S. federal income tax purposes, upon receipt of an interest payment in Canadian dollars, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

If you are a taxpayer that uses an accrual method of accounting for U.S. federal income tax purposes, you may determine the amount of income that you recognize upon receipt of an interest payment in Canadian dollars by using one of two methods. Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year. If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five Business Days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the U.S. Internal Revenue Service (the “IRS”). When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale, exchange, redemption or retirement of your Enbridge Notes, for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Interest paid by Enbridge on the Enbridge Notes is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to a U.S. Holder and will, depending on your circumstances, generally be passive income for purposes of computing the foreign tax credit.

Amortizable Bond Premium

Enbridge expects that a U.S. Holder’s adjusted tax basis in an Enbridge Note immediately after the Note Exchange Transaction will exceed the principal amount of such Enbridge Note. A U.S. Holder may elect to treat such excess as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each year with respect to interest on your Enbridge Note by the amount of amortizable bond premium allocable to that year, based on your Enbridge Note’s yield to maturity. You would compute your amortizable bond premium in units of Canadian dollars and your amortizable bond premium would reduce your interest income in units of Canadian dollars. Gain or loss recognized on the amortizable bond premium that is attributable to changes in exchange rates between the time such amortizable bond premium offsets interest income and the time of acquisition of your Enbridge Note is generally taxable as ordinary income or loss. If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS.

Sale, Redemption and Retirement of the Enbridge Notes

A U.S. Holder’s adjusted tax basis in a Enbridge Note acquired in the Note Exchange Transaction should generally equal its fair market value on the Effective Date (not including any value attributable to Stub Period Accrued Interest), measured in U.S. dollars, decreased (but not below zero) by any amortizable bond premiums applied to reduce interest on such note (and, in the case of the 4.10% Medium Term Notes of Enbridge due February 22, 2019, increased by any OID previously included in income with respect to such Notes). A U.S. Holder’s holding period for each Enbridge Note should commence as of the day after the Effective Date. You will generally recognize gain or loss on the sale, exchange, redemption or retirement of your Enbridge Note equal to the difference between (a) the amount you realize on the sale, exchange, redemption or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments) and (b) your adjusted tax basis in your Enbridge Note. A U.S. Holder must treat any portion of the gain or loss recognized on the sale, exchange, redemption or retirement of an Enbridge Note as ordinary income or loss to the extent attributable to changes in the U.S. dollar-Canadian dollar exchange rate. However, a U.S. Holder takes such exchange gain or loss into account only to the extent of the total gain or loss realized. Otherwise (and, with respect to the 4.10% Medium Term Notes of Enbridge due February 22, 2019, except as described above under “Short-Term Notes”), gain or loss on the sale, exchange, redemption or retirement of a Enbridge Note will generally be capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Tax on Net Investment Income

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (a) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (b) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its interest income and its net gains from the disposition of notes (including the Enbridge Notes), unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the tax on net investment income to your income and gains in respect of your ownership of the Enbridge Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (a) stocks and securities issued by non-United States persons, (b) financial instruments and contracts that have non-U.S. issuers or counterparties, and (c) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Enbridge Notes.

Backup Withholding and Information Reporting

If you are a non-corporate U.S. Holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on an Enbridge Note within the United States, and the payment of proceeds to you from the sale of an Enbridge Note effected at a U.S. office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of an Enbridge Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (a) the broker has certain connections to the United States, (b) the proceeds or confirmation are sent to the United States or (c) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

OTHER BUSINESS

The board of directors of EMSI, in its role as administrator of the Fund, is not aware of any matters intended to come before the Meeting other than those items of business set forth in the attached Notice of Meeting accompanying this Circular. If any other matters properly come before the Meeting, it is the intention of the persons named in the proxy and consent solicitation form to vote in respect of those matters in accordance with their judgment.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of Enbridge has been incorporated by reference in this Circular from documents filed with the Securities Authorities in Canada. Copies of the documents incorporated herein by reference may be viewed on SEDAR at www.sedar.com and are also available on request without charge from Enbridge’s Corporate Secretary by sending a written request to 200, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8, by faxing a written request to 1-403-231-5929, by calling 1-403-231-3900 or by sending an email to corporatesecretary@enbridge.com. Additional information regarding Enbridge may also be accessed from Enbridge’s filings with the SEC at www.sec.gov.

The following documents of Enbridge, which have been filed with the various securities commissions or similar authorities in each of the provinces of Canada where Enbridge is a reporting issuer, are specifically incorporated by reference into and form an integral part of this Circular:

(a)                                 the Enbridge Annual Report;

(b)                                 the Enbridge Financial Statements;

(c)                                  the Enbridge Annual MD&A;

(d)                                 the Enbridge Interim MD&A;

(e)                                  the material change report of Enbridge dated May 17, 2018 in respect of, inter alia, the announcement of Enbridge’s proposal to purchase the ENF Shares; and

(f)                                   the Enbridge proxy statement with respect to the annual general meeting of the Enbridge Shareholders held on May 9, 2018.

Any documents of the type required by National Instrument 51-102 — Continuous Disclosure Obligations and National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in this Circular, including any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements (together with the auditors’ reports thereon), management’s discussion and analysis, business acquisition reports and information circulars filed by Enbridge with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

RISK FACTORS

Certain risk factors relating to the structure and activities of Enbridge are disclosed under the heading “Risk Factors” in the Enbridge Annual Report which is incorporated by reference in this Circular.

Fund Noteholders should carefully consider the risk factors set forth below regarding the risks of completing the Note Exchange Transaction and consider all other information contained herein and in the Fund’s and Enbridge’s other public filings before determining how to vote on the matters before the Meeting.

Risks Relating to the Note Exchange Transaction and the Enbridge Notes

Benefits of Note Exchange Transaction

The Note Exchange Transaction may not result in any or all of the possible benefits described herein, including, without limitation, those possible benefits described under “Information Regarding the Note Exchange Transaction — Considerations Relevant to the Evaluation of the Note Exchange Transaction”. There can be no certainty, nor can the Fund provide any assurance, that any or all of these possible benefits will be realized or, if realized, that such benefits will have such results or impact in the nature and/or amounts described herein.

Completion of the Note Exchange Transaction

There is no certainty that the Note Exchange Transaction will be completed. The completion of the Note Exchange Transaction is subject to, among other things, obtaining the requisite Fund Noteholder approval described in this Circular and there can be no assurance that such approval will be obtained. The Note Exchange Resolution also authorizes the board of EMSI, in its role as administrator of the Fund, without further notice to or approval of the Fund Noteholders, to revoke the Note Exchange Resolution at any time prior to the Note Exchange Transaction being completed. If for any reason the Note Exchange Transaction is not completed, the value of the Fund Notes may be adversely affected.

In addition, Enbridge is not currently legally required to take such steps as may be necessary to complete the Note Exchange Transaction and will not become obligated to do so until an Effectiveness Notice and Undertaking (as contemplated in the Note Exchange Resolution appended to this Circular) has been executed and delivered. If Enbridge determines that it does not wish to or is unable to proceed with the Note Exchange Transaction, the Note Exchange Transaction will not be effected, in which case the value of the Fund Notes may be adversely affected.

Limited Market

There is currently no market through which Enbridge public debt securities may be sold and holders may not be able to resell the Enbridge Notes issued in connection with the Note Exchange Transaction. This may affect the pricing of the Enbridge Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Enbridge Notes will develop or that any secondary market which does develop will continue.

Credit Ratings

There is no assurance that the credit ratings, if any, assigned to Enbridge medium term notes will remain in effect for any given period of time or that any ratings will not be revised or withdrawn entirely by the relevant Rating Agency in the future if in its judgment circumstances so warrant. A revision or withdrawal of such ratings may have an adverse effect on the market value of the Enbridge Notes. Credit ratings may not reflect all risks associated with an investment in the Enbridge Notes. The credit ratings applied to Enbridge medium term notes are an assessment of Enbridge’s ability to pay its obligations.

Consequently, real or anticipated changes in the credit ratings will generally affect the market price or value of the Enbridge Notes. The credit ratings, however, may not reflect the potential impact of risks related to structure, the market or other factors discussed herein on the market price or value of the Enbridge Notes. There is no assurance that any credit rating applicable to the Enbridge Notes will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant Rating Agency. A lowering or withdrawal of such rating may have an adverse effect on the market price or value of the Enbridge Notes.

Interest Rate Risks

Prevailing interest rates will affect the market price or value of the Enbridge Notes. Generally, the market price or value of the Enbridge Notes is expected to decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline. Fluctuations in interest rates may also impact borrowing costs of Enbridge which may adversely affect its creditworthiness.

Security Interests of Lender; Priority of Subsidiary Indebtedness

Although the Enbridge Notes are not subordinated to any other indebtedness, they are not secured. Further, although Enbridge’s various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. To the extent any such security will not satisfy the secured indebtedness of any holders thereof, such holders will have a senior unsecured claim that ranks equal with the claim of holders of Enbridge Notes.

In addition, Enbridge’s subsidiaries may incur indebtedness, subject to certain limitations. The Enbridge Notes will be effectively subordinated to creditors of such subsidiaries, in that the right of Enbridge to participate as an equity holder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

In the event of the liquidation of any corporate or partnership subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by Enbridge to pay for their indebtedness, including under any Enbridge Notes. Such indebtedness and any other future indebtedness of any Enbridge subsidiaries would be structurally senior to the Enbridge Notes.

Consequences of Holding Structure

Enbridge carries on its business through corporate and partnership subsidiary entities. The majority of Enbridge’s assets are held in one or more corporate or partnership subsidiary entities. Enbridge’s results of operations and ability to service indebtedness, including the Enbridge Notes, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiary entities to Enbridge in the form of loans, dividends or otherwise. Enbridge’s subsidiary entities are separate legal entities and do not have an obligation to pay amounts due pursuant to any Enbridge Notes or to make any funds available for payment of Enbridge Notes, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Enbridge by its subsidiary entities may be subject to statutory or contractual restrictions. The failure to obtain the necessary funds from Enbridge’s subsidiary entities to pay amounts due on the Enbridge Notes would result in Enbridge defaulting on the Enbridge Notes which would have an adverse effect on the market price and value of the Enbridge Notes and could impair the ability of Enbridge to raise capital in the future.

Redemption of Notes

The Enbridge Notes are redeemable at Enbridge’s option in certain circumstances and, accordingly, Enbridge may choose to redeem the Enbridge Notes from time to time, including when prevailing interest rates are lower than the rate borne by the Enbridge Notes. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the Enbridge Notes being redeemed. Enbridge’s redemption right also may adversely impact a purchaser’s ability to sell Enbridge Notes as the optional redemption date or period approaches.

No Guarantors

The Fund’s payment obligations under the Fund MTN Indenture are currently guaranteed by ECT, EIPLP and Enbridge Income Partners Holdings Inc. Following the completion of the Note Exchange Transaction, Fund Noteholders will receive newly issued Enbridge Notes governed under the Enbridge MTN Indenture. Enbridge’s payment obligations under the Enbridge MTN Indenture are not guaranteed by any entities.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, and to the best of Enbridge’s and the Fund’s knowledge, no director, trustee or executive officer of Enbridge or the Fund, no director or executive officer of a person or company that is itself an “informed person” or subsidiary of Enbridge or the Fund, no person or company who beneficially owns, directly or indirectly, voting securities of Enbridge or the Fund or who exercises control or direction over voting securities of Enbridge or the Fund or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of Enbridge or the Fund, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the most recently completed financial year for Enbridge and the Fund or in any proposed transaction which has materially affected or will materially affect Enbridge or the Fund or any of their subsidiaries.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness from current and former officers or directors/trustees of Enbridge or the Fund to Enbridge or the Fund or their subsidiaries, nor does Enbridge or the Fund or their subsidiaries provide any guarantee, support or other similar arrangement to the indebtedness of any such directors or officers to another entity.

AUDITOR, TRANSFER AGENT AND REGISTRAR AND OTHER AGENTS

PricewaterhouseCoopers LLP, Suite 3100, 111 — 5th Avenue S.W., Calgary, Alberta, T2P 5L3, is the current auditor of the Fund and Enbridge. The consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017 and the accompanying management discussion and analysis as of December 31, 2017 incorporated in this Circular by reference to the Annual Report on Form 10-K for the year ended December 31, 2017 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AST Trust Company (Canada) has been retained by the Fund to act as Tabulation Agent in connection with the Note Exchange Transaction. D.F. King Canada has been retained by the Fund to act as Information Agent in connection with the Note Exchange Transaction. BMO Capital Markets has acted as Solicitation Agent in connection with the Note Exchange Transaction.

The Information Agent, the Tabulation Agent and the Solicitation Agent do not assume any responsibility for the accuracy or completeness of the information contained or incorporated by reference in this Circular or any failure by Enbridge or the Fund to disclose events that may have occurred and may affect the significance or accuracy of such information.

LEGAL MATTERS

Certain Canadian legal matters relating to the Note Exchange Transaction are to be passed upon by McCarthy Tétrault LLP on behalf of Enbridge and the Fund. As of the date of this Circular, the partners and associates of McCarthy Tétrault LLP beneficially own, directly or indirectly, less than 1% of the securities of each of Enbridge and the Fund and their respective associates and affiliates. Sullivan and Cromwell LLP has advised Enbridge and the Fund regarding certain matters of United States law.

ADDITIONAL INFORMATION

Additional information regarding the Fund may be found on SEDAR at www.sedar.com. Financial information of the Fund is provided in the Fund’s financial statements for the years ended December 31, 2017 and 2016 and the accompanying the Fund’s management discussion and analysis. Copies of these documents may be obtained by contacting the Fund at 200, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8. Copies of these documents as well as additional information relating to the Fund contained in documents filed by the Fund with the Canadian securities regulatory authorities may also be accessed on SEDAR at www.sedar.com.

Additional information relating to Enbridge may be found on SEDAR at www.sedar.com under Enbridge’s SEDAR profile and on EDGAR at www.sec.gov. Additional information regarding Enbridge may also be accessed from Enbridge’s filings with the SEC at www.sec.gov.

DIRECTORS’ APPROVAL

The board of directors of Enbridge Management Services Inc., as administrator of the Fund, have approved the contents of this Circular and its sending to the Fund Noteholders.

DATED November 9, 2018.

(signed) “John K. Whelen”
John K. Whelen
Director of Enbridge Management Services Inc.,
as administrator of Enbridge Income Fund

APPENDIX A
NOTE EXCHANGE RESOLUTION

BE IT RESOLVED, AS AN EXTRAORDINARY RESOLUTION OF THE FUND NOTEHOLDERS, THAT:

1.                                      Enbridge Income Fund (the “Fund”) and Computershare Trust Company of Canada (the “Fund Note Trustee”) are authorized to, at the Fund’s option, enter into a second supplemental indenture (the “Fund Second MTN Supplemental Indenture”) amending the terms of the trust indenture dated as of November 29, 2004, as amended or supplemented by a first supplemental indenture dated as of December 21, 2011, as further amended or supplemented from time to time (the “Fund MTN Indenture”), between the Fund and the Fund Note Trustee such that, among other things, on the Effective Date (as defined in paragraph 2. below), and in the following sequence:

(a)                                 all issued and outstanding 4.85% medium term notes, series 4, due November 12, 2020, 4.00% medium term notes, 4.10% medium term notes, series 6, due February 22, 2019, 4.85% medium term notes, series 7, due February 22, 2022, 3.94% medium term notes, series 10, due January 13, 2023, 3.95% medium term notes, series 12, due November 19, 2024 and 4.87% medium term notes, series 13, due November 21, 2044 (collectively, the “Fund Notes”), including the entitlement to interest accrued thereon, shall be transferred from the holders thereof to Enbridge Inc. (“Enbridge”) in exchange for an equal principal amount of newly issued medium term notes of Enbridge (the “Enbridge Notes”) that will be issued under the trust indenture dated as of October 20, 1997 (the “Enbridge MTN Indenture”) between Enbridge and Computershare Trust Company of Canada, as trustee, together with an entitlement to an amount equal to the interest accrued on the transferred Fund Notes, having the terms, conditions and other attributes set forth in: (i) the Enbridge MTN Indenture (as such is described in the management information circular and consent solicitation statement of the Fund dated November 9, 2018 (the “Circular”)); and (ii) Appendix B to the Circular (as applicable to each of the respective series); and

(b)                                 the Fund shall be released and discharged from all obligations under or in respect of the Fund MTN Indenture and the Fund Notes.

2.                                      In order to give effect to the above, the holders of the Fund Notes authorize and direct the Fund Note Trustee, if the Fund determines to proceed with the Note Exchange Transaction (as defined below), to enter into and execute and deliver the Fund Second MTN Supplemental Indenture giving effect to this extraordinary resolution and incorporating the following amendments to the Fund MTN Indenture:

(a)                                 to amend section 1.1 of the Fund MTN Indenture to include the following definitions:

“Circular” means the management information circular and consent solicitation statement of the Fund dated November 9, 2018;

“Effective Date” means the date specified in an Effectiveness Notice and Undertaking;

“Effectiveness Notice and Undertaking” means a written notice from the Fund and Enbridge to the Trustee notifying the Trustee that the Note Exchange Transaction shall occur on the date of the Effectiveness Notice and Undertaking, or such other date as may be specified in the Effectiveness Notice and Undertaking, together with an undertaking of Enbridge to issue the Enbridge Notes pursuant to the Enbridge MTN Indenture;

“Fund Notes” means, collectively, the issued and outstanding 4.85% medium term notes, series 4, due November 12, 2020, 4.10% medium term notes, series 6, due February 22,

2019, 4.85% medium term notes, series 7, due February 22, 2022, 3.94% medium term notes, series 10, due January 13, 2023, 3.95% medium term notes, series 12, due November 19, 2024 and 4.87% medium term notes, series 13, due November 21, 2044;

“Enbridge” means Enbridge Inc.;

“Enbridge Notes” has the meaning attributed thereto in Section 14.2;

“Enbridge MTN Indenture” means the trust indenture dated as of October 20, 1997 between Enbridge and Computershare Trust Company of Canada, as trustee, as amended or supplemented from time to time; and

“Note Exchange Transaction” has the meaning attributed thereto in Section 14.2;

(b)                                 to amend Article 14 of the Fund MTN Indenture by adding a new Section 14.2 as follows:

“14.2 Note Exchange Transaction.

(a)                                 Notwithstanding any provision of the Indenture to the contrary, after receipt by the Trustee of the Effectiveness Notice and Undertaking, on the Effective Date the following transactions (collectively, the “Note Exchange Transaction”) shall occur:

(i)                                     all of the issued and outstanding Fund Notes, including the entitlement to interest accrued thereon, shall be transferred from the holders thereof to Enbridge in exchange for an equal principal amount of newly issued medium term notes of Enbridge (the “Enbridge Notes”) issued under the Enbridge MTN Indenture, together with an entitlement to an amount equal to the interest accrued on the transferred Fund Notes, having the terms, conditions and other attributes set forth in: (A) the Enbridge MTN Indenture; and (B) Appendix B to the Circular (as applicable to each of the respective series); and

(ii)                                  the Fund shall be released and discharged from all obligations under or in respect of the Fund Trust Indenture and the Fund Notes.

(b)                                 As of the Effective Date, after giving effect to the Note Exchange Transaction, former Fund Note holders shall cease to have any rights under the Indenture and the Fund Notes, except to receive the Enbridge Notes issued under the Enbridge MTN Indenture and an entitlement to an amount equal to accrued interest on the transferred Fund Notes.”

(c)                                  to provide that the Fund MTN Indenture shall, to the extent necessary, be deemed to be further amended such that all transactions in connection with the Note Exchange Transaction including conforming changes to the Fund MTN Indenture and the Fund Notes and to the form and substance of the Fund Notes are hereinafter permitted by the Fund MTN Indenture and the Fund Notes; and

(d)                                 to authorize the execution and delivery of such other documents and instruments and do such other acts as may be necessary or advisable to give effect to the terms of the Fund Second MTN Supplemental Indenture.

3.                                      Notwithstanding the passing of this resolution or the passing of similar resolutions, without further notice to, or approval of, the holders of the Fund Notes, (a) the Fund Note Trustee is hereby authorized and empowered to amend the Fund MTN Indenture to the extent permitted by the

Fund MTN Indenture, and (b) the Fund is hereby authorized and empowered not to give effect to this extraordinary resolution, nor implement the Note Exchange Transaction, nor enter into the Fund Second MTN Supplemental Indenture at any time, at its sole discretion, prior to the execution and delivery of the Fund Second MTN Supplemental Indenture.

4.                                      Any director or officer of the administrator of the Fund is hereby authorized and directed, for and on behalf of the administrator of the Fund, in its capacity as such, to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, such acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing.

5.                                      The proper officers and authorized signatories of the Fund Note Trustee are hereby authorized and directed to execute and deliver all documents and instruments and to take such other actions as they may deem necessary or desirable to implement these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of such actions.

APPENDIX B
SUMMARY OF TERMS OF ENBRIDGE NOTES
TO BE ISSUED IN EXCHANGE FOR THE FUND NOTES

Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Circular to which this Appendix B is appended.

1.              Description of the 4.85% Medium Term Notes of Enbridge due November 12, 2020 (Issued in Exchange for the Series 4 Notes)

Designation:	4.85% Medium Term Notes (“2020 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$100,000,000	Interest Rate:	4.85% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each May 12 and November 12 in each year

Maturity Date:	November 12, 2020	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2020 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2020 Notes— Redemption”.

2.              Description of the 4.10% Medium Term Notes of Enbridge due February 22, 2019  (Issued in Exchange for the Series 6 Notes)

Designation:	4.10% Medium Term Notes (“2019 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$300,000,000	Interest Rate:	4.10% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 22 and August 22

Maturity Date:	February 22, 2019	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2019 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2019 Notes— Redemption”.

3.              Description of the 4.85% Medium Term Notes of Enbridge due February 22, 2022 (Issued in Exchange for the Series 7 Notes)

Designation:	4.85% Medium Term Notes (“2022 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$200,000,000	Interest Rate:	4.85% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears each February 22 and August 22

Maturity Date:	February 22, 2022	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2022 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2022 Notes— Redemption”.

4.              Description of the 3.94% Medium Term Notes of Enbridge due January 13, 2023 (Issued in Exchange for the Series 10 Notes)

Designation:	3.94% Medium Term Notes (“2023 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$275,000,000	Interest Rate:	3.94% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears on July 13 and January 13

Maturity Date:	January 13, 2023	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2023 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2023 Notes— Redemption”.

5.              Description of the 3.95% Medium Term Notes of Enbridge due November 19, 2024 (Issued in Exchange for the Series 12 Notes)

Designation:	3.95% Medium Term Notes (“2024 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$500,000,000	Interest Rate:	3.95% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears on May 19 and November 19 of each year

Maturity Date:	November 19, 2024	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2024 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2024 Notes— Redemption”.

6.              Description of the 4.87% Medium Term Notes of Enbridge due November 21, 2044 (Issued in Exchange for the Series 13 Notes)

Designation:	4.87% Medium Term Notes (“2044 Notes”)	Form of Certificate:	Global Notes

Principal Amount:	$250,000,000	Interest Rate:	4.87% per annum

Date of Issue:	The Effective Date	Interest Payment Dates:	Semi-annually in arrears on May 21 and November 21 of each year

Maturity Date:	November 21, 2044	Initial Interest Payment Date:	The first Interest Payment Date following the Effective Date

Redemption:	Enbridge may redeem the 2044 Notes on the terms and conditions and in the manner described below under “Description of the Enbridge 2044 Notes— Redemption”.

INTEREST PAYMENTS

For each series of Enbridge Notes an amount equal to any Accrued Interest (as defined below) shall be paid by Enbridge as interest on the Enbridge Notes on the respective Initial Interest Payment Date of the Enbridge Notes in accordance with the terms and conditions of the Enbridge Supplemental Indentures.

“Accrued Interest” with respect to the Enbridge Notes means any accrued and unpaid interest on the Fund Notes exchanged for such Enbridge Notes from and after the last interest payment date for such Fund Notes up to but excluding the date of issue.

Any interest on the Enbridge Notes that accrues from and after the Date of Issue shall be paid on each Interest Payment Date in accordance with the terms and conditions of the Enbridge MTN Indenture and the Enbridge Supplemental Indentures.

DESCRIPTION OF THE ENBRIDGE 2020 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for a 2020 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.49%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(b)                                 any investment dealer selected by Enbridge from among the ten members in good standing of the Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(c)                                  any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2020 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2020 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2020 Notes are redeemable by Enbridge prior to maturity, in whole or in part from time to time, at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption, at a price equal to the greater of: (a) the Canada Yield Price (as defined above) on the business day next preceding the date on which notice of such redemption is given; and (b) par.

DESCRIPTION OF THE ENBRIDGE 2019 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for a 2019 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.585%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)                                 any investment dealer selected by Enbridge from among the ten members in good standing of the Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)                                 any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2019 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2019 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2019 Notes are redeemable by Enbridge prior to maturity, in whole or in part from time to time, at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption, at a price equal to the greater of: (a) the Canada Yield Price (as defined above) on the business day next preceding the date on which notice of such redemption is given; and (b) par.

DESCRIPTION OF THE ENBRIDGE 2022 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for a 2022 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.675%

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)                                 any investment dealer selected by Enbridge from among the ten members in good standing of the Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)                                 any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2022 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2022 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2022 Notes are redeemable by Enbridge prior to maturity, in whole or in part from time to time, at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption, at a price equal to the greater of: (a) the Canada Yield Price (as defined above) on the business day next preceding the date on which notice of such redemption is given; and (b) par.

DESCRIPTION OF THE ENBRIDGE 2023 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for a 2023 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.535%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)                                 any investment dealer selected by Enbridge from among the ten members in good Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)                                 any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2023 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2023 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2023 Notes are redeemable by Enbridge prior to maturity, in whole or in part from time to time, at the option of Enbridge by giving notice to the holders not less than 30 days and not more than 60 days prior to the date fixed for redemption, at a price equal to the greater of: (a) the Canada Yield Price (as defined above) on the business day next preceding the date on which notice of such redemption is given; and (b) par.

DESCRIPTION OF THE ENBRIDGE 2024 NOTES

Definitions

“Canada Yield Price” as at any date, means a price for a 2024 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.46%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)                                 any investment dealer selected by Enbridge from among the ten members in good standing of the Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)                                 any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2024 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2024 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2024 Notes are redeemable at the option of Enbridge: (A) prior to August 19, 2024, in whole at any time or in part from time to time, at a price equal to the greater of (i) the Canada Yield Price on the business day next preceding the date on which notice of such redemption is given and (ii) par; and (B) at any time on or after August 19, 2024, in whole or in part, at a price equal to par, plus, in either case, accrued and unpaid interest, if any, up to but excluding the date fixed for redemption.

DESCRIPTION OF THE ENBRIDGE 2044 NOTES

Definitions

“Canada Yield Price”, as at any date, means a price for a 2044 Note, exclusive of accrued and unpaid interest, calculated to provide a yield to the maturity date specified herein equal to the Government of Canada Yield (as defined below) on that date plus 0.565%.

“Government of Canada Yield”, as at any date, means the arithmetic average (rounded to the nearest 1/100th of 1%) of the respective percentages determined by two Reference Dealers (as defined below) to be the yield to maturity, calculated at that date in accordance with generally accepted financial practice, which, assuming semi-annual compounding, would be carried by a non-callable Government of Canada bond denominated in Canadian currency, having a term to maturity equal to the remaining term to the maturity date specified hereinabove and issued on that date in Canada at 100% of its principal amount.

“Reference Dealer” means:

(a)                                 any investment dealer selected by Enbridge from among the ten members in good standing of the Investment Industry Regulatory Organization of Canada who, at the time of selection, have the largest net free capital according to their most recent audited financial statements; or, failing such a dealer;

(b)                                 any nationally recognized Canadian investment dealer selected by Enbridge and, in the opinion of the Enbridge Note Trustee, qualified to make the determination for which it was so selected;

provided, however, that such dealer shall have undertaken to Enbridge:

(a)                                 to determine, in accordance with the terms of a 2044 Note, the Government of Canada Yield on the date specified by Enbridge;

(b)                                 to participate with the other Reference Dealer selected by Enbridge in calculating the Canada Yield Price on that date of a 2044 Note in the principal amount of $1,000; and

(c)                                  to deliver on the same date to Enbridge and the Enbridge Note Trustee a written report prepared and jointly signed with such other Reference Dealer setting forth the Government of Canada Yield so determined and the Canada Yield Price so calculated.

Redemption

The 2044 Notes are redeemable at the option of Enbridge: (A) prior to May 21, 2044, in whole at any time or in part from time to time, at a price equal to the greater of (i) the Canada Yield Price on the business day next preceding the date on which notice of such redemption is given and (ii) par; and (B) at any time on or after May 21, 2044, in whole or in part, at a price equal to par, plus, in either case, accrued and unpaid interest, if any, up to but excluding the date fixed for redemption.

APPENDIX C
SUMMARY OF MATERIAL DIFFERENCES BETWEEN THE ENBRIDGE MTN INDENTURE AND THE FUND MTN INDENTURE

The following is a summary comparison of the material terms of (a) Fund MTN Indenture pursuant to which the Fund Notes are currently governed; and (b) the Enbridge MTN Indenture pursuant to which the Enbridge Notes, to be issued pursuant to the Note Exchange Transaction, will be governed. This summary does not purport to be complete and is qualified in its entirety by reference to the Fund MTN Indenture with respect to the Fund Notes and the Enbridge MTN Indenture with respect to the Enbridge Notes. Copies of the Fund MTN Indenture and the Enbridge MTN Indenture may be obtained from 200, 425 — 1st Street S.W., Calgary, Alberta, T2P 3L8 and are also available electronically on SEDAR at www.sedar.com.

Capitalized terms not herein defined shall have the same meaning as those in either the Fund MTN Indenture or Enbridge MTN Indenture, as applicable.

The description below of the Fund MTN Indenture reflects the indenture as currently in effect, before any changes that would result from the amendments described under “Information Regarding the Note Exchange Transaction” in the Circular.

Fund MTN Indenture	Enbridge MTN Indenture

Issuer Enbridge Income Fund (the “Fund”)	Issuer Enbridge Inc. (“Enbridge”)

Trustee Computershare Trust Company of Canada	Trustee Computershare Trust Company of Canada

Governing Law Alberta	Governing Law Alberta

Guarantors

Enbridge Commercial Trust, Enbridge Income Partners LP, Enbridge Income Partners Holdings Inc. and any other Subsidiary that holds, directly or indirectly, any partnership interest in Alliance Canada (the Fund and each of the foregoing, an “Issuer Party”).

Guarantors None.

Quorum A quorum at any meeting of the Debenture holders shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the Debentures.	Quorum A quorum at any meeting of the Debenture holders shall consist of Debenture holders present in person or by proxy and representing at least 25% in principal amount of the Debentures.

Negative Pledge

The Fund will not and will not permit its Material Subsidiaries to create, incur, assume or permit to subsist any Security Interest upon any part of their respective property or assets, whether now owned or hereafter acquired, to secure any obligations, unless at the same time, or as soon as reasonably practicable thereafter, the Fund causes all the Debentures then outstanding to be secured equally and rateably therewith, provided that this covenant

Negative Covenant

Unless in the opinion of Counsel the obligations of the Enbridge in respect of all Debentures then outstanding shall be secured equally and rateably therewith, Enbridge will not create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its respective assets (present or future) in respect of any Indebtedness of any person, provided that this covenant shall not hinder or prevent the sale of any

Fund MTN Indenture	Enbridge MTN Indenture

shall not apply to or restrict:

(i)       the giving of security on inventory or accounts receivable to any bank or other lending institution or others to secure indebtedness incurred in the ordinary course of business for working capital purposes;

(ii)     Permitted Encumbrances or the creation, incurrence, assumption or subsistence of Permitted Encumbrances;

(iii)    additional non-material Security Interests disclosed to and accepted by the Trustee on or before the execution of the Fund MTN Indenture; or

(iv)    the Fund or a Material Subsidiary extending, renewing, altering or replacing any security permitted under paragraphs (i), (ii) or (iii) above, provided that the principal amount of the obligations secured thereby is not increased to any amount greater than the sum of the principal amount thereof on the date of such extension, renewal, alternation or replacement, plus any amount necessary to pay any fees and expenses, including premiums related to such extension, renewal, alteration or replacement, the security does not extend to any additional Property, and immediately after such extension, renewal, alteration or replacement, no Event of Default would exist.

property or asset of Enbridge.

“Permitted Encumbrance” means any of the following:

(a) any Security Interest existing as of the date of the first issuance by the Fund of Debentures issued pursuant to the Fund MTN Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b) any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

(c) any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d) any Security Interest in favour of the Fund or

“Permitted Encumbrance” means any of the following:

(a) any Security Interest existing as of the date of the first issuance by Enbridge of Debentures issued pursuant to the Enbridge MTN Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance;

(b) any Security Interest created, incurred or assumed to secure any Purchase Money Obligation;

(c) any Security Interest created, incurred or assumed to secure any Non-Recourse Debt;

(d) any Security Interest in favour of any

Fund MTN Indenture	Enbridge MTN Indenture

any Subsidiary;	Subsidiary;

(e) any Security Interest on property of a person which Security Interest exists at the time such person is merged into or consolidated with, the Fund or any Material Subsidiary or such property is otherwise acquired by or becomes the property of the Fund or any Material Subsidiary;

(f) any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g) any Security Interest created pursuant to the June 30, 2003 Credit Agreement (as such credit agreement may be amended, restated, supplemented, replaced or modified from time to time including by a credit agreement pursuant to which the Fund shall be the borrower);

(h) any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(i) any Security Interest in respect of:

(i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue the Fund or relevant Material Subsidiary shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations,

(ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by the Fund or relevant Material Subsidiary in good faith,

(iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease,

(e) any Security Interest on property of a corporation which Security Interest exists at the time such corporation is merged into, or amalgamated or consolidated with, Enbridge or such property is otherwise acquired by Enbridge;

(f) any Security Interest securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 18 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

(g) any Security Interest on or against cash or marketable debt securities pledged to secure Financial Instrument Obligations;

(h) any Security Interest in respect of:

(i) liens for taxes and assessments not at the time overdue or any liens securing workmen’s compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations,

(ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Enbridge in good faith,

(iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease,

(iv) any obligations or duties, affecting the property of Enbridge to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Enbridge under government permits, leases or other grants, which obligations, duties and

Fund MTN Indenture	Enbridge MTN Indenture

(iv) any obligations or duties, affecting the property of the Fund or any Material Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, licence or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Fund or any Material Subsidiary under government permits, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by the Fund or relevant Material Subsidiary,

(v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens,

(vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof,

(vii) any undetermined or inchoate liens and charges incidental to the current operations of the Fund or any Material Subsidiary that have not at the time been filed against the Fund or any Material Subsidiary; provided, however, that if any such lien or charge shall have been filed, the Fund or relevant Material Subsidiary shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge,

(viii) any Security Interest the validity of which is being contested at the time by the Fund or relevant Material Subsidiary in good faith or payment of which has been provided defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Enbridge,

(v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders’, mechanics’, labourers’, materialmen’s, warehousemen’s, carriers’ and other similar liens,

(vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof,

(vii) any undetermined or inchoate liens and charges incidental to the current operations of Enbridge that have not at the time been filed against Enbridge; provided, however, that if any such lien or charge shall have been filed, Enbridge shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such lien or charge,

(viii) any Security Interest the validity of which is being contested at the time by Enbridge in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full,

(ix) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that in the opinion of Enbridge will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is

Fund MTN Indenture	Enbridge MTN Indenture

for by deposit with the Trustee of an amount in cash sufficient to pay the same in full,

(ix) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for pipelines, railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone and telegraph conduits, poles, wires and cables) that in the opinion of the Fund or relevant Material Subsidiary will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by the Fund or such Material Subsidiary,

(x) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of the Fund or any Material Subsidiary,

(xi) any liens and privileges arising out of judgments or awards with respect to which the Fund or relevant Material Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, and

(xii) any other liens of a nature similar to the foregoing which do not in the opinion of the Fund or relevant Material Subsidiary materially impair the use of the property subject thereto or the operation of the business of the Fund or relevant Material Subsidiary or the value of such property for the purpose of such business;

(j) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (i) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended; renewed, altered or replaced (plus improvements on such property) and the principal amount is not increased to any amount held by Enbridge,

(x) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Enbridge,

(xi) any liens and privileges arising out of judgments or awards with respect to which Enbridge shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review, and

(xii) any other liens of a nature similar to the foregoing which do not in the opinion of Enbridge materially impair the use of the property subject thereto or the operation of the business of Enbridge or the value of such property for the purpose of such business;

(i) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided the extension, renewal, alteration or replacement of such Security Interest is limited to all or any part of the same property that secured the Security Interest extended, renewed, altered or replaced (plus improvements on such property) and the principal amount of the Indebtedness secured thereby is not increased; and

(j) any other Security Interest if the amount of Indebtedness secured pursuant to this clause (j) does not exceed 5% of Consolidated Net Tangible Assets.

Fund MTN Indenture	Enbridge MTN Indenture

greater than the sum of the principal amount of the obligations secured thereby plus any amount necessary to pay any fees and expenses, including premiums, related to such extension, renewal, alteration or replacement; and

(k) any other Security Interest if the aggregate principal amount of obligations secured pursuant to this clause (k) does not exceed 10% of Consolidated Net Tangible Assets.

Restriction on Incurring Funded Obligations There is no comparable limitation on debt incurrence in the Fund MTN Indenture.

Restriction on Incurring Funded Obligations

Enbridge will not issue or become liable for (other than to a Subsidiary) any Funded Obligations, unless the aggregate principal amount of Consolidated Funded Obligations does not exceed 75% of Total Consolidated Capitalization.  For the purpose of this covenant:

(i) the determination of the ratio between Consolidated Funded Obligations and Total Consolidated Capitalization shall be made by the directors as at a date not more than 120 days prior to the issuance of or becoming liable for the Funded Obligations in respect of which such ratio is being determined, and shall give effect to the principal amount of Funded Obligations which will be outstanding one week after the date of any such issue or of Enbridge so becoming liable; provided that Funded Obligations shall be deemed not to be outstanding one week after the date of any such issue, or of Enbridge so becoming liable, if all monies required to retire such Funded Obligations are paid to an agent or depository satisfactory to the Trustee (which depository may be the Trustee) prior to or simultaneously with the time of such issue, or of Enbridge so becoming liable, as the case may be, or if the payment of such monies is provided to the satisfaction of the Trustee prior to or simultaneously with such time; and

(ii) the principal amount of all Funded Obligations or Subordinated Debt which is payable or will be payable in a foreign currency shall be converted to Canadian dollars on the basis of the prevailing selling rate of exchange of such foreign currency quoted by the Bank of Canada at noon on the date on which Total Consolidated Capitalization is being determined.

“Funded Obligations” means all Indebtedness, including Purchase Money Obligations, created,

Fund MTN Indenture	Enbridge MTN Indenture

assumed or guaranteed which matures by its terms on, or is renewable at the option of the obligor to, a date more than 18 months after the date of the original creation, assumption or guarantee thereof, except the Lakehead Liability, Non-Recourse Debt and Subordinated Debt.

Vesting Powers in Successor

Whenever the conditions of Section 9.1 shall have been duly observed and performed, any successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Fund under the Fund MTN Indenture with the same effect as though the successor had been named as the Fund herein and thereafter, except in the case of a lease or other similar disposition of property to the successor whereby the Fund retains a beneficial estate or other beneficial ownership interest therein, the Fund shall be relieved of all obligations and covenants under the Indenture Documents forthwith upon the Fund delivering to the Debenture Trustee an opinion of Counsel to the effect that the conditions of Section 9.1 will have been duly observed and performed on completion of the transaction and that the transaction shall not result in any material adverse tax consequences to the Fund or the successor. The Trustee will, at the expense of the successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

Successor to Possess Powers of the Corporation

Whenever the conditions of Section 9.1 hereof shall have been duly observed and performed the successor corporation shall possess and from time to time may exercise each and every right and power of Enbridge under the Enbridge MTN Indenture in the name of Enbridge or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of Enbridge may be done and performed with like force and effect by the like directors or officers of the successor corporation.

Fund MTN Indenture	Enbridge MTN Indenture

Event of Default

The following events constitute Events of Default:

(a) if the Fund makes default in payment of the principal of or premium, if any, on any Debenture when the same becomes due under any provision hereof or of such Debenture and such default continues for a period of five Business Days;

(b) if the Fund defaults in payment of any interest due on any Debenture or on any sinking fund payment due under the Fund MTN Indenture and any such default continues for a period of 30 days;

(c) if an Issuer Party defaults in observing or performing any covenant or condition contained in an Indenture Document and on its part to be observed or performed and, after notice in writing has been given by the Trustee to the relevant Issuer Party specifying such default and requiring the relevant Issuer Party to put an end to the same, the relevant Issuer Party fails to make good such default within a period of 90 days, unless the Trustee agrees to a longer period, and in such event, within the period agreed to by the Trustee;

Event of Default

The following events constitute Events of Default:

(a) if Enbridge makes default in payment of the principal of or premium, if any, on any Debenture when the same becomes due under any provision hereof or of such Debenture and such default continues for a period of five Business Days;

(b) if Enbridge defaults in payment of any interest due on any Debenture or on any sinking fund payment due under the Enbridge MTN Indenture and any such default continues for a period of 30 days;

(c) if Enbridge defaults in observing or performing any covenant or condition of the Enbridge MTN Indenture and on its part to be observed or performed and, after notice in writing has been given by the Trustee to Enbridge specifying such default and requiring Enbridge to put an end to the same, Enbridge fails to make good such default within a period of 60 days, unless the Trustee agrees to a longer period, and in such event, within the period agreed to by the Trustee;

(d) if an Issuer Party: (i) makes default in payment at maturity, including any applicable grace period, or (ii) makes default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Net Tangible Assets or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Net Tangible Assets and, if such Indebtedness has not already matured in accordance with its terms, such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, provided that if such default is waived by the persons entitled to do so, then the Event of Default hereunder shall be deemed to be waived without further action on the part of the Trustee or the Debenture holders;

(d) if Enbridge: (i) makes default in payment at maturity, including any applicable grace period, or (ii) makes default in the performance or observance of any other covenant, term, agreement or condition, with respect to any single item of Indebtedness in an amount in excess of 5% of Consolidated Shareholders’ Equity or with respect to more than two items of Indebtedness in an aggregate amount in excess of 10% of Consolidated Shareholders’ Equity and, if such Indebtedness has not already matured in accordance with its terms, such Indebtedness shall have been accelerated so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable, provided that if such default is waived by the persons entitled to do so, then the Event of Default hereunder shall be deemed to be waived without further action on the part of the Trustee or the Debenture holders;

(e) if an order is made or an effective resolution passed for the termination, winding up, liquidation or dissolution of an Issuer Party, except in the course of carrying out, or pursuant to, a transaction in respect of which the provisions of Article 9 hereof are applicable and the conditions thereof

(e) if an order is made or an effective resolution passed for the winding up, liquidation or dissolution of Enbridge, except in the course of carrying out, or pursuant to, a transaction in respect of which the provisions of Article 9 hereof are applicable and the conditions thereof are duly observed and

Fund MTN Indenture	Enbridge MTN Indenture

are duly observed and performed, and any such order or resolution continues unstayed and in effect for a period of ten Business Days;	performed, and any such order or resolution continues unstayed and in effect for a period of ten Business Days;

(f) if an Issuer Party makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency or is declared bankrupt or makes an authorized assignment or a proposal to its creditors under any bankruptcy or insolvency or analogous law or if a custodian or a receiver or receiver and manager or any other officer with similar powers is appointed in respect of an Issuer Party or of the property of such Issuer Party or any part thereof which is a substantial part of the property of the Fund on a consolidated basis; or

(g) if an encumbrancer takes possession of the property of an Issuer Party or any part thereof which is a substantial part of the property of the Fund on a consolidated basis, or if any process of execution is levied or enforced upon or against the property of an Issuer Party or any part thereof which is a substantial part of the property of the Fund on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by the relevant Issuer Party, but in that event the relevant Issuer Party or the Fund on its behalf shall, if the Trustee so requires, give security which, in the discretion of the Trustee, is sufficient to pay in full the amount thereby claimed in case the claim is held to be valid.

(f) if Enbridge makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency or is declared bankrupt or makes an authorized assignment or a proposal to its creditors under any bankruptcy or insolvency or analogous law or if a custodian or a receiver or receiver and manager or any other officer with similar powers is appointed in respect of Enbridge or of the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis; or

(g) if an encumbrancer takes possession of the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis, or if any process of execution is levied or enforced upon or against the property of Enbridge or any part thereof which is a substantial part of the property of Enbridge on a consolidated basis and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by Enbridge, but in that event Enbridge shall, if the Trustee so requires, give security which, in the discretion of the Trustee, is sufficient to pay in full the amount thereby claimed in case the claim is held to be valid.

“Consolidated Net Tangible Assets” means the consolidated assets of the Fund as shown on the most recent consolidated balance sheet of the Fund, less the aggregate of the following amounts reflected upon such balance sheet:

(a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in

“Consolidated Net Tangible Assets” means all consolidated assets of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge, less the aggregate of the following amounts reflected upon such balance sheet:

(a) all goodwill, deferred assets, trademarks, copyrights and other similar intangible assets;

(b) to the extent not already deducted in computing such assets and without duplication, depreciation, depletion, amortization, reserves and any other account which reflects a decrease in the value of an asset or a periodic allocation of the cost of an asset; provided that no deduction shall be made under this paragraph (b) to the extent that such account reflects a decrease in value or periodic allocation of the cost of any asset referred to in

Fund MTN Indenture	Enbridge MTN Indenture

paragraph (a) above; and (c) minority interests.

paragraph (a) above;

(c) minority interests;

(d) non-cash current assets; and

(e) Non-Recourse Assets to the extent of the outstanding Non-Recourse Debt financing such assets.

“Consolidated Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including, without limitation, common share capital, contributed surplus and retained earnings but excluding preferred share capital) of Enbridge as shown on the most recent audited consolidated balance sheet of Enbridge adjusted by the amount by which share capital and contributed surplus has been increased or decreased (as the case may be) from the date of such balance sheet to the relevant date of determination, the whole in accordance with Generally Accepted Accounting Principles.

Payment of Interest

The following provisions shall apply to Debentures, except as otherwise specified in a Certified Resolution, Officer’s Certificate or supplemental indenture relating to a particular series of Debentures or in the Written Order providing for the certification and delivery of an issue of Medium Term Notes:

(a) As interest becomes due on each Debenture (except at maturity or on redemption, when interest may at the option of the Fund be paid upon surrender of such Debenture), the Fund, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withhold therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Trustee at the close of business on the tenth Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs in writing to the Trustee and the Fund. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by

Payment of Principal and Interest

Enbridge will duly and punctually pay or cause to be paid to every holder of every Debenture issued hereunder the principal thereof, premium, if any, and interest accrued thereon, if any (including, in the case of default, interest at the rate specified therein on the amount in default), on the dates and at the places, in the currencies and in the manner mentioned herein and in such Debentures and in the coupons, if any, appertaining thereto.

As interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of Enbridge be paid upon surrender of such Debenture) Enbridge, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, transfer of funds or such other means as may be agreed to by the Trustee, a cheque for or other payment of such interest (less any tax required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to the holder at the holder’s last address appearing on the register, unless such holder otherwise directs and except, in the case of Medium Term Notes, as provided below under “Place of Payment”.  If payment is made by cheque such cheque shall be forwarded at least three days prior to each date on which

Fund MTN Indenture	Enbridge MTN Indenture

other means (such as electronic transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for such interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Fund will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Fund is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Fund may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee (acting reasonably) with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding the foregoing, if a series of Debentures is represented by a global Debenture, then all payments of interest on the global Debenture shall be made by electronic funds transfer to the Depository or its nominee for subsequent payment to holders of interests in that global Debenture, unless the Fund and the Depository otherwise agree. None of the Administrator, the Fund, the Trustee or any agent of the Trustee for any Debenture issued as a global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

Payments of Amounts Due on Maturity

Except as may otherwise be provided herein or in any supplemental indenture in respect of any series of Debentures, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Fund will establish and interest becomes due and if payment is made by other means (such as transfer of funds), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due.  The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque be not paid at par on presentation at any one of the places where such interest is by the terms of such Debenture made payable.  In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, Enbridge will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction.  Notwithstanding the foregoing, if Enbridge is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, Enbridge may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above.

Place of Payment

Payments of interest on each interest bearing Medium Term Note shall be made by cheque dated as of the applicable Interest Payment Date made payable to, and mailed to the address of, the holder appearing on the registers maintained by the Trustee at the close of business on the seventh Business Day prior to the applicable Interest Payment Date.  Payment of principal at maturity will be made at any one of the principal offices of the Trustee in the cities of Calgary, Montreal, Toronto or Vancouver against surrender of the Medium Term Note.  If the due date for payment of any amount of principal or interest on any Medium Term Note is not, at the place of payment, a business day (being a day other than Saturday, Sunday, or a day on which financial institutions at the place of payment are authorized or obligated by law or regulation to close) such payment will be made on the next business day at such place and the holder of such Medium Term Note shall not be

Fund MTN Indenture	Enbridge MTN Indenture

maintain with the Trustee an account for each series of Debentures. Each such account shall be maintained by and be subject to the control of the Trustee for the purposes of the Fund MTN Indenture. On or before 11:00 a.m., Calgary time, on the Business Day immediately prior to each maturity date for Debentures outstanding from time to time under the Fund MTN Indenture, the Fund will deposit in the applicable account an amount sufficient to pay the amount payable in respect of such Debentures, including the principal amount together with any accrued and unpaid interest thereon (less any tax required by law to be deducted), provided the Fund may elect to satisfy this requirement by providing the Trustee with such amounts required under this section by electronic transfer of funds. The Trustee, on behalf of the Fund, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at any branch of the Trustee designated for such purpose from time to time by the Fund and the Trustee. The deposit or making available of such amounts to the applicable account will satisfy and discharge the liability of the Trustee for the Debentures to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Debenture will thereafter to that extent not be considered as outstanding under the Fund MTN Indenture and such holder will have no other right in regard thereto other than to receive out of the money so deposited or made available the amount to which it is entitled.

entitled to any further interest or other payment in respect of such delay; provided that payment on a Medium Term Note may be made in any other manner acceptable to Enbridge and the holder of such Medium Term Note.

Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued, and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debenture holder

Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued (such amounts to be agreed upon by the Trustee and Enbridge from time to time), and payment of such charges and reimbursement of the Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.  Notwithstanding

Fund MTN Indenture	Enbridge MTN Indenture

hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Medium Term Notes or other Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Medium Term Note or Debenture; or

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 10; or

(c) for any exchange of a global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

the foregoing provisions, no charge shall be made to a Debenture holder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Medium Term Notes or other Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Medium Term Note or Debenture; or

(b) for any exchange after such period of fully registered Debentures in denominations in excess of $1,000 for Debentures in lesser denominations, in either coupon or fully registered form, provided that the Debentures surrendered for exchange shall not have been issued as a result of any previous exchange other than an exchange pursuant to the foregoing paragraph (a); or

(c) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 10; or

(d) for any exchange of a global Debenture as contemplated in Section 3.2; or

(e) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

Global Debentures

(1) With respect to each series of Debentures issuable in whole or in part as one or more global Debentures, the Fund shall cause to be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as the Fund, with the approval of the Trustee, may appoint at such other place or places, if any, as the Fund may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such global Debenture (being the Depository, or its nominee, for such global Debenture) as holder thereof and particulars of the global Debenture held by it, and of all transfers thereof If any Debentures of such series are at any time not global Debentures, the provisions of Section 3.1 or 3.3, whichever are applicable, shall govern with respect to registrations and transfers of such

Global Debentures

(1) With respect to each series of Debentures issuable in whole or in part as one or more global Debentures, Enbridge shall cause to be kept by and at the principal office of the Trustee in Calgary and by the Trustee or such other registrar as Enbridge, with the approval of the Trustee, may appoint at such other place or places, if any, as Enbridge may designate with the approval of the Trustee, a register in which shall be entered the name and address of the holder of each such global Debenture (being the Depository, or its nominee, for such global Debenture) as holder thereof and particulars of the global Debenture held by it, and of all transfers thereof.  If any Debentures of such series are at any time not global Debentures, the provisions of Section 3.1 or 3.3, whichever are applicable, shall govern with respect to registrations and transfers of such

Fund MTN Indenture	Enbridge MTN Indenture

Debentures.

(2) Notwithstanding any other provision of this Article 3, a global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the supplemental indenture relating to a particular series of Debentures:

(a) a global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) a global Debenture may be transferred at any time after the Depository for such global Debenture (i) has notified the Fund that it is unwilling or unable to continue as Depository for such global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.7(2), provided that at the time of such transfer the Fund has not appointed a successor Depository for such global Debenture;

(c) a global Debenture may be transferred at any time after the Fund has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such global Debenture;

(d) a global Debenture may be transferred to the beneficial owners thereof or their nominees at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 6.3;

(e) a global debenture shall be transferred to the beneficial owners thereof or their nominees if required by applicable law; and

(f) a global debenture shall be transferred to the beneficial owners thereof or their nominees if the applicable book-entry only system ceases to exist.

Debentures.

(2) Notwithstanding any other provision of this Article 3, a global Debenture may not be transferred by the registered holder thereof except in the following circumstances or as otherwise specified in the supplemental indenture relating to a particular series of Debentures:

(a) a global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(b) a global Debenture may be transferred at any time after the Depository for such global Debenture (i) has notified Enbridge that it is unwilling or unable to continue as Depository for such global Debenture or (ii) ceases to be eligible to be a Depository under Section 2.7(2), provided that at the time of such transfer Enbridge has not appointed a successor Depository for such global Debenture;

(c) a global Debenture may be transferred at any time after Enbridge has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such global Debenture; and

(d) a global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Section 6.3.

Fund MTN Indenture	Enbridge MTN Indenture

Powers Exercisable by Extraordinary Resolution

A meeting of the Debenture holders shall have the following powers exercisable from time to time, by Extraordinary Resolution only:

a)             power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Debentures, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

Powers Exercisable by Extraordinary Resolution

A meeting of the Debenture holders shall have the following powers exercisable from time to time, by Extraordinary Resolution only:

a)             power to authorize the Trustee to grant extensions of time for payment of any principal or interest on the Debentures, whether or not the principal or interest, the payment of which is extended, is at the time due or overdue;

b)             power to sanction any scheme for the dissolution, reconstruction, reorganization or recapitalization of the Fund, or for the consolidation, amalgamation or merger of the Fund into or with any other person, or for the transferring, selling or leasing of the undertaking, property and assets or any part thereof of the Fund, when the consent of the holders of Debentures is required thereto;

b)             power to sanction any scheme for the reconstruction, reorganization or recapitalization of Enbridge, or for the consolidation, amalgamation or merger of Enbridge into or with any other corporation, or for the transferring, selling or leasing of the undertaking, property and assets or any part thereof of Enbridge, when the consent of the holders of Debentures may be required thereto;

c)              power to sanction the exchange of the Debentures for, or the conversion of the Debentures into debentures, mortgage debentures, debenture stock, bonds or any other securities of the Fund or any other person formed or to be formed;

c)              power to sanction the exchange of the Debentures for, or the conversion of the Debentures into, shares, debentures, mortgage debentures, debenture stock, bonds or any other securities of Enbridge or any other corporation formed or to be formed;

d)             power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Fund;

d)             power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of Enbridge;

e) power to authorize the distribution in specie of any securities received pursuant to a transaction authorized under the provisions of Section 13.11(c);	e) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(c);

f)               power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders against any Issuer Party, or against its property, whether such rights shall arise under the Indenture or the Documents or otherwise;

f)               power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debenture holders against Enbridge, or against its property, whether such rights shall arise under this Indenture or the Debentures or otherwise;

g) power to instruct the Trustee to waive any default and/or cancel any declaration made	g) power to instruct the Trustee to waive any

Fund MTN Indenture	Enbridge MTN Indenture

pursuant to Section 6.2 hereof;

h)             power to assent to any modification of or change in or omission from or addition to the provisions contained in this Indenture or in any deed or instrument supplemental hereto which shall be agreed to by the Fund, and to authorize the Trustee to concur in and execute any indenture supplemental to this Indenture embodying any such modification, change, omission or addition;

i)                 power to restrain any holder of any Debentures from taking or instituting any action or other proceeding for the payment of principal or interest, or for the execution of any trust or power hereunder, or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Fund terminated or wound up or for any other remedy hereunder and to require such holder of any Debenture to waive any default or defaults by the Fund hereunder on which any action or proceeding is founded; and, in case any action or other proceedings shall have been brought by any holder or holders of any Debentures after failure of the Trustee to act, power to direct such holder or holders and the Trustee to waive the default in respect of which such action or other proceeding shall have been brought, upon payment of the costs, charges and expenses incurred in connection therewith, and to stay or discontinue or otherwise deal with any such action or other proceeding;

default and/or cancel any declaration made pursuant to Section 6.2 hereof;

h)             power to assent to any modification of or change in or omission from or addition to the provisions contained in this Indenture or in any deed or instrument supplemental hereto which shall be agreed to by Enbridge, and to authorize the Trustee to concur in and execute any indenture supplemental to this Indenture embodying any such modification, change, omission or addition;

i)                 power to restrain any holder of any Debentures from taking or instituting any action or other proceeding for the payment of principal or interest, or for the execution of any trust or power hereunder, or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have Enbridge wound up or for any other remedy hereunder and to require such holder of any Debenture to waive any default or defaults by Enbridge hereunder on which any action or proceeding is founded; and, in case any action or other proceedings shall have been brought by any holder or holders of any Debentures after failure of the Trustee to act, power to direct such holder or holders and the Trustee to waive the default in respect of which such action or other proceeding shall have been brought, upon payment of the costs, charges and expenses incurred in connection therewith, and to stay or discontinue or otherwise deal with any such action or other proceeding;

j)                power from time to time to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise on behalf of the Debenture holders such of the powers of the Debenture holders exercisable by Extraordinary Resolution or other resolution as shall be included in such appointment.  The resolution making such appointment may provide for payment of the expenses and disbursements of and remuneration to such committee.  Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it, and the members

j)                power from time to time to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise on behalf of the Debenture holders such of the powers of the Debenture holders exercisable by Extraordinary Resolution or other resolution as shall be included in such appointment.  The resolution making such appointment may provide for payment of the expenses and disbursements of and remuneration to such committee.  Such committee shall consist of such number of persons as shall be prescribed in the

Fund MTN Indenture	Enbridge MTN Indenture

need not be themselves holders of Debentures.  Every such committee may elect its chairman, and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, and its procedure generally.  Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum.  All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders.  Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

resolution appointing it, and the members need not be themselves holders of Debentures.  Every such committee may elect its chairman, and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, and its procedure generally.  Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum.  All acts of any such committee within the authority delegated to it shall be binding upon all Debenture holders.  Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

k)             power to require the Trustee to exercise or refrain from exercising any of the powers conferred upon the Trustee under this Indenture or to waive any default on the part of any Issuer Party upon such terms as may be provided; and

k)             power to require the Trustee to exercise or refrain from exercising any of the powers conferred upon the Trustee under this Indenture or to waive any default on the part of Enbridge upon such terms as may be provided; and

l) power to remove the Trustee and to appoint a new Trustee to take the place of the Trustee so removed.	l) power to remove the Trustee and to appoint a new Trustee to take the place of the Trustee so removed.

Modifications	Modification

The rights of holders of Notes under the Indenture may be modified. For that purpose, among others, the Indenture contains provisions making binding upon all holders of Debentures, resolutions passed at meetings by the affirmative votes of holders of not less than 66 2/3% of the principal amount of outstanding Debentures present or represented by proxy at such meeting or instruments in writing signed by holders of not less than 66 2/3% of the principal amount of outstanding Debentures. In certain cases, modification will require separate assent by the holders of the required percentages of Debentures of each series or tranche outstanding under the Indenture. Reference is made to the Indenture for detailed provisions relating to voting and meetings of holders of Debentures.

The rights of the holders of Notes under the Indenture may be modified.  For that purpose, among others, the Indenture contains provisions making binding upon all holders of Notes, resolutions passed at meetings of such noteholders by the affirmative votes of not less than 66 2/3% of the principal amount of such Notes present or represented by proxy at such meeting or instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of all such outstanding Notes.  In certain cases, modification will require separate assent by the holders of the required percentages of Notes of each series or tranche outstanding under the Indenture or otherwise.  Reference is made to the Indenture for detailed provisions relating to voting and meetings of noteholders.

Fund MTN Indenture	Enbridge MTN Indenture

Satisfaction and Discharge	Satisfaction and Discharge

Discharge	Discharge

The Trustee shall at the written request of the Fund release and discharge this Indenture and the security, if any, created pursuant hereto and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release each Issuer Party from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Debentures and all other money payable hereunder have been paid or satisfied or that, all the outstanding Debentures having matured or having been duly called for redemption, payment thereof and of all other money payable hereunder has been duly and effectually provided for.

The Trustee shall at the request of Enbridge release and discharge this Indenture and the security, if any, created pursuant hereto and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release Enbridge from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Debentures and all other money payable hereunder have been paid or satisfied or that, all the outstanding Debentures having matured or having been duly called for redemption, payment thereof and of all other money payable hereunder has been duly and effectually provided for.

Satisfaction	Satisfaction

The Fund shall be deemed to have fully paid, satisfied and discharged the outstanding Debentures either:	Enbridge shall be deemed to have fully paid, satisfied and discharged the outstanding Debentures either:

a)             the Fund has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making payment on the Debentures, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or redemption dates, as the case may be, of the outstanding Debentures; or

a)             Enbridge has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making payment on the Debentures, an amount sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or redemption dates, as the case may be, of the outstanding Debentures; or

b) the Fund has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on the Debentures:	b) Enbridge has deposited or caused to be deposited with the Trustee as trust property in trust for the purpose of making payment on the Debentures:

i.                  if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

i.                  if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada; or

ii. if the Debentures are issued in a	ii. if the Debentures are issued in a

Fund MTN Indenture	Enbridge MTN Indenture

currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of the outstanding Debentures.

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of the outstanding Debentures.

Any questions and requests for assistance may be directed to

Enbridge Income Fund’s Information Agent, Solicitation Agent or directly to Enbridge Income Fund at the contacts below:

Information Agent

North American Toll Free Phone: 1-800-294-5107

Outside North America, Banks, Brokers and Collect Calls:
1-212-771-1133

Email: inquiries@dfking.com

Contact: Sheldon Bueckert
Phone: 1-403-231-5904
Email: sheldon.bueckert@enbridge.com

Solicitation Agent
BMO Capital Markets

For Banks, Brokers and Institutions:

1-416-359-6528 or 1-416-359-6359

Appendix B

ENBRIDGE INCOME FUND

PROXY AND CONSENT SOLICITATION FORM
FOR HOLDERS OF THE FOLLOWING MEDIUM TERM NOTES OF ENBRIDGE INCOME FUND:

4.85% MEDIUM TERM NOTES, SERIES 4, DUE NOVEMBER 12, 2020 (CUSIP: 29254ZAD6)
4.10% MEDIUM TERM NOTES, SERIES 6, DUE FEBRUARY 22, 2019 (CUSIP: 29254ZAF1)
4.85% MEDIUM TERM NOTES, SERIES 7, DUE FEBRUARY 22, 2022 (CUSIP: 29254ZAG9)
3.94% MEDIUM TERM NOTES, SERIES 10, DUE JANUARY 13, 2023 (CUSIP: 29254ZAK0)
3.95% MEDIUM TERM NOTES, SERIES 12, DUE NOVEMBER 19, 2024 (CUSIP: 29254ZAM6)
4.87% MEDIUM TERM NOTES, SERIES 13, DUE NOVEMBER 21, 2044 (CUSIP: 29254ZAN4)

(the “Fund Notes”)

Pursuant to the Management Information Circular and Consent Solicitation Statement dated November 9, 2018

Proxies for the Special Meeting to be held on December 10, 2018

Please return this Proxy and Consent Solicitation Form to the Tabulation Agent:

AST TRUST COMPANY (CANADA)

By Mail:	By Fax or Email

Attention: Proxy Department	Attention: Proxy Department
P.O. Box 721	Fax: 1-866-781-3111 (Toll Free)
Agincourt, ON	(416) 368-2502 (within the 416 area code)
M1S 0A1	email: proxyvote@astfinancial.com

This Proxy and Consent Solicitation Form is delivered with the accompanying management information circular and consent solicitation statement of Enbridge Income Fund (the “Fund”) dated November 9, 2018 (the “Circular”). This Proxy and Consent Solicitation Form and the instructions and important notes hereto, together with the Circular, constitute the Fund’s solicitation (the “Solicitation”) of proxies and the consent of holders of the Fund Notes, which are issued under the trust indenture made as of November 29, 2004 between the Fund and Computershare Trust Company of Canada (the “Fund Note Trustee”), including all supplemental indentures thereto (the “Fund MTN Indenture”) to the Note Exchange Resolution and the Note Exchange Transaction defined and detailed in the Circular.

The undersigned holder of Fund Notes hereby:

(CLEARLY MARK ONLY ONE OF THE FOLLOWING TWO BOXES)

☐	CONSENTS TO AND VOTES FOR

or

☐	WITHHOLDS CONSENT TO AND VOTES AGAINST

the extraordinary resolution (the “Note Exchange Resolution”), the full text of which is set forth in Appendix A to the Circular, authorizing the Fund Note Trustee and the Fund, at the Fund’s option, to enter into a second supplemental indenture amending the terms of the Fund MTN Indenture (the “Fund Second MTN Supplemental Indenture”), such that, in accordance with the steps described in the Circular, all issued and outstanding Fund Notes would be exchanged for an equal principal amount of newly issued medium term notes of Enbridge Inc. (“Enbridge Notes”) governed under the trust indenture dated as of October 20, 1997 between Enbridge Inc. and the Fund Note Trustee, as supplemented and amended, having financial terms that are the same as those attached to the Fund Notes.

If the Meeting proceeds as outlined in the Circular, the undersigned hereby appoints Andrew M. Swales, Assistant Treasurer of Enbridge Management Services Inc. (“EMSI”), in its capacity as administrator of the Fund, or, failing him, David Taniguchi, Corporate Secretary, Enbridge Income Fund of EMSI, in its capacity as administrator of the Fund, both of the City of Calgary, in the Province of Alberta, or, instead of either of the foregoing,                                 , as proxyholder, with power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the special meeting (the “Meeting”) of the holders of Fund Notes to be held on December 10, 2018 and at any adjournment or postponement thereof and at every poll that may take place in consequence thereof. Without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the Fund Notes to which this Proxy and Consent Solicitation Form relates as indicated above.

If duly completed with an affirmative indication in the box above, this Proxy and Consent Solicitation Form constitutes a binding and irrevocable written consent for the Note Exchange Transaction and the related Note Exchange Resolution in respect of the Fund Notes as detailed below. In such respect, the undersigned agrees and acknowledges that, by the execution and delivery hereof, the undersigned hereby: (a) consents to the Note Exchange Transaction as described in the Circular; (b) makes and delivers an instrument in writing for the purposes of Section 13.15 of the Fund MTN Indenture (which allows for the passing of an “Extraordinary Resolution” by an instrument in writing signed in one or more counterparts) in respect of the principal amount of the Fund Notes for which this Proxy and Consent Solicitation Form is delivered; (c) authorizes the Fund Note Trustee and the Fund to execute any further documents and instruments in writing that may be required to give effect to the Note Exchange Transaction pursuant to the Fund MTN Indenture; and (d) authorizes the Fund Note Trustee and the Fund to execute any indenture supplemental to the Fund MTN Indenture to embody or give effect to the Note Exchange Transaction and to do all other things reasonably required to give effect to this Proxy and Consent Solicitation Form and the Note Exchange Transaction.

If the Meeting proceeds, the Fund Notes will be voted as directed in the spaces provided above or, if no direction is given, will be voted FOR the Note Exchange Resolution at the Meeting as detailed below. The undersigned has the right to appoint a person, who need not be a holder of Fund Notes, to attend and to act on their behalf at the Meeting, and at any adjournment or postponement thereof, other than the persons designated above. To exercise such right, the names of the persons designated by management should be crossed out and the name of your appointee should be legibly printed in the blank space provided. The undersigned hereby confers upon the person(s) named herein discretionary authority with respect to amendments or variations to matters outlined above (as identified in the accompanying Notice of Meeting) and with respect to other matters that may properly come before the Meeting.

By completing and delivering this Proxy and Consent Solicitation Form, the undersigned hereby revokes any proxies previously given for the purposes of the Meeting in respect of the Fund Notes. This Proxy and Consent Solicitation Form does not revoke any consents previously given for the purpose of the Solicitation, as any delivery of a consent is irrevocable and may not be withdrawn.

By executing this Proxy and Consent Solicitation Form, the undersigned acknowledges receipt of the Circular. The terms of the Solicitation set forth in the Circular are incorporated herein by reference and form part of the terms and conditions of this Proxy and Consent Solicitation Form. The Note Exchange

2

Transaction will become effective with respect to the Fund Notes only upon the execution of the Fund Second MTN Supplemental Indenture and satisfaction or waiver of certain conditions, as described under “Conditions to Completion of the Note Exchange Transaction” in the Circular. If such conditions are satisfied or waived, the Fund Second MTN Supplemental Indenture will be executed by the Fund Note Trustee and the Fund, and the Note Exchange Transaction will become binding upon all current holders of Fund Notes as of the date of such execution, including non-consenting holders, and all subsequent holders will be bound by the Note Exchange Transaction. Failure to complete and return a Proxy and Consent Solicitation Form will have the effect of not consenting to the Note Exchange Transaction and withholding votes in respect of the Note Exchange Resolution.

If the Note Exchange Resolution is approved by Fund Noteholders and the Note Exchange Transaction is completed, holders of the Fund Notes who: (a) execute and deliver a valid Proxy and Consent Solicitation Form to AST Trust Company (Canada) by 10:00 a.m. (Calgary time) on December 5, 2018 (or by the deadline for the deposit of proxies for any postponed or adjourned Meeting) voting on the Note Exchange Resolution, with such proxy being accepted by AST Trust Company (Canada) by the proxy cut-off time; or (b) vote on the Note Exchange Resolution in person at the Meeting, if the Meeting is held, will receive $0.25 for each $1,000 principal amount of Fund Notes represented by such proxy or voted in person at the Meeting.

This solicitation is made on behalf of management of EMSI, in its capacity as administrator of the Fund.

CDS Clearing and Depository Services Inc. (“CDS”) (or its nominee) is the sole registered holder of the Fund Notes with the right to execute and deliver this Proxy and Consent Solicitation Form. The Fund anticipates that CDS (or its nominee) will execute an omnibus proxy to authorize its participants (the “CDS Participants”) to execute Proxy and Consent Solicitation Forms on behalf of CDS with respect to the Fund Notes held by such CDS Participants specified on the CDS position listing as of the Record Date (as such term is defined in the Circular). Accordingly, this Proxy and Consent Solicitation Form has been set up to be executed in such a manner and, if applicable, for purposes of this Proxy and Consent Solicitation Form, the term “holder of Fund Notes” shall be deemed to include such CDS Participants. CDS Participants should complete, execute and deliver this Proxy and Consent Solicitation Form on behalf of holders of Fund Notes.

[remainder of the page intentionally left blank]

3

Please read and refer to “Instructions and Important Notes” attached to this Proxy and Consent Solicitation Form.

The undersigned must specify in the table below the aggregate principal amount of the Fund Notes to which this Proxy and Consent Solicitation Form relates.

DATED this            day of                        , 2018.

Signature of Authorized Signatory of holder of Fund Notes (or CDS Participant):

Name of Authorized Signatory:

Dated:

Name of CDS Participant and CUID:
(Please Print)

Address:
(including Postal Code)

Area Code and Telephone No. ( )

Outstanding Principal Amount:

AUTHORIZED OFFICER
* Please return with a copy of the applicable signing authority document(s) if this section is used.

OR

Medallion Signature Guarantee:

** If your Fund Notes are held in your brokerage account, you may contact your broker with Instructions to complete this proxy and consent on your behalf for delivery to the tabulating agent by December 4 2018.

4

FUND NOTES AND PAYMENT DETAILS
Description of Fund Notes
(if more space is required, please attach a separate sheet hereto)

DESCRIPTION OF FUND NOTES TO WHICH PROXY AND CONSENT IS GIVEN

Name(s) and Address(es) of CDS Participant	CDS Participant Number (CUID)	Series # of Fund Notes and Aggregate Principal Amount Held	Principal Amount With Respect to Which Proxy and Consent is Delivered (if less than all)

Upon the terms and subject to the conditions set forth in this Proxy and Consent Solicitation Form and in the Circular, the Fund agrees to pay to each Noteholder the applicable Amendment Review Fees, as defined and specified in the Circular. The Amendment Review Fees will be paid by the Fund to AST Trust Company (Canada), as tabulation agent for holders of Fund Notes entitled to Amendment Review Fees, on the business day following the date specified in the Effectiveness Notice and Undertaking (the “Effective Date”) and AST Trust Company (Canada) will pay such Amendment Review Fees to the CDS Participants for distribution to the beneficial holders of Fund Notes no later than the fourth business day following the Effective Date. No Amendment Review Fees will be paid to any holder of Fund Notes if the Note Exchange Resolution is not passed at the Meeting or pursuant to the Fund’s solicitation of written consent from the holders of the Fund Notes (the “Consent Solicitation”), or if the Fund Second MTN Supplemental Indenture does not become effective. Interest will not accrue on or be payable with respect to the Amendment Review Fees.

PAYMENT INSTRUCTIONS FOR AMENDMENT REVIEW FEE

The holder of Fund Notes (or CDS Participant) agrees to promptly distribute the Amendment Review Fee described herein and in the Circular to the Beneficial Holders of the Fund Notes, as applicable.

In case further information is required, please contact the CDS Participant Payee at:

(Name)	(Phone Number)	(Email Address)

INSTRUCTIONS FOR PAYMENT OF APPROVAL FEE BY CHEQUE:

Name and Address and Attention name of CDS Participant Payee:

5

INSTRUCTIONS AND IMPORTANT NOTES

This Proxy and Consent Solicitation Form should be read in conjunction with the Circular and any accompanying documentation provided by the Fund.

Deposit and Delivery

To be valid, this Proxy and Consent Solicitation Form must be executed and received by AST Trust Company (Canada) by mail at P.O. Box 721,  Agincourt, ON, M1S 0A1, Attn: Proxy Department or by fax to 1-866-781-3111, Attn: Proxy Department or by email of a scanned Proxy and Consent Solicitation Form to proxyvote@astfinancial.com no later than 10:00 a.m. (Calgary time) on December 5, 2018 (in respect of the Solicitation of proxies and consents, the “Proxy Cut-Off Time”. As outlined in the Circular, the Fund reserves the right to extend the Proxy Cut-Off Time in its sole discretion and, if the Meeting is adjourned or postponed, the Proxy Cut-Off Time shall be 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding such adjourned or postponed meeting.

The Fund reserves the right to waive the Proxy Cut-Off Time and accept and treat as valid those Proxy and Consent Solicitation Forms received after the Proxy Cut-Off Time for the purpose of the Solicitation.

Appointment of Proxyholder

Every registered holder of Fund Notes has the right to appoint some other person or company of their choice, who need not be a holder of Fund Notes, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. To exercise such right, the names of the persons designated by management should be crossed out and the name of the appointee should be legibly printed in the blank space provided.

Representations and Warranties

The signatory hereof hereby represents and warrants that such signatory has full power and authority to deliver this Proxy and Consent Solicitation Form in his or her own capacity or for and on behalf of the holder of Fund Notes for which this Proxy and Consent Solicitation Form pertains, as applicable, and understands that the consent contained in this Proxy and Consent Solicitation Form will constitute a binding agreement between such person and the Fund.

Date and Signing

If the Fund Notes are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy and Consent Solicitation Form. If you are voting and consenting on behalf of a corporation or another individual you must sign this Proxy and Consent Solicitation Form with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this Proxy and Consent Solicitation Form. If this Proxy and Consent Solicitation Form is not dated, it will be deemed to bear the date on which it is mailed by the Fund to the holders of Fund Notes. If this Proxy and Consent Solicitation Form is executed by an authorized CDS Participant (as such term is defined below), such CDS Participant should execute this Proxy and Consent Solicitation Form exactly as its name appears on the CDS position listing.

Beneficial Holders of Fund Notes and CDS Participants

CDS (or its nominee) is the sole registered holder of the Fund Notes with the right to execute and deliver this Proxy and Consent Solicitation Form. The Fund anticipates that CDS (or its nominee) will execute an omnibus proxy to authorize its participants (the “CDS Participants”) to execute Proxy and Consent Solicitation Forms on behalf of CDS with respect to the Fund Notes held by such CDS Participants specified on the CDS position listing as of the Record Date. Accordingly, for purposes of this Proxy and Consent Solicitation Form, the term “holder of Fund Notes” shall be deemed to include such CDS

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Participants. CDS Participants should complete, execute and deliver this Proxy and Consent Solicitation Form on behalf of holders of Fund Notes.

Any beneficial holder of the Fund Notes (a “Beneficial Holder of Fund Notes”) who is not a CDS Participant must promptly contact their broker, dealer, or other nominee for assistance concerning this Proxy and Consent Solicitation Form, who can provide instructions on how to validly provide a proxy and consent. BENEFICIAL HOLDERS OF FUND NOTES SHOULD BE AWARE THAT THEIR BROKER, DEALER OR OTHER NOMINEE MAY ESTABLISH ITS OWN EARLIER DEADLINES FOR PARTICIPATION IN THE MEETING OR CONSENT SOLICITATION.

You may be a Beneficial Holder of Fund Notes if your Fund Notes are registered either:

(1)                                 in the name of an intermediary with whom you deal in respect of the Fund Notes, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(2)                                 in the name of a clearing agency (such as CDS) of which the intermediary is a participant.

Transfers of Fund Notes

If a person purchases Fund Notes after the Record Date and the holder of Fund Notes as of the Record Date previously delivered a valid Proxy and Consent Solicitation Form (or thereafter delivers a valid Proxy and Consent Solicitation Form), such Proxy and Consent Solicitation Form of the holder of Fund Notes as of the Record Date, and not the subsequent holder, will be eligible for acceptance by the tabulation agent if it was (or is) validly submitted. However, if a person purchases Fund Notes after the Record Date and the holder of such Fund Notes as of the Record Date has not previously consented to the Note Exchange Transaction, the purchaser may obtain an appropriate consent and agreement from the holder as of the Record Date and submit a Proxy and Consent Solicitation Form on or prior to the applicable cut-off date. However, in this case, any Amendment Review Fees payable would be payable to the holder as of the Record Date unless otherwise agreed to between such holder and the subsequent purchaser. Any subsequent purchaser is advised to contact their Intermediary and legal advisors in this situation.

Additional Information

If you have any questions or need assistance, please contact the Information Agent, D.F. King Canada, by telephone at North American Toll Free Phone: 1-800-294-5107 or Outside North America, Banks, Brokers and Collect Calls at 1-212-771-1133 or by email at inquiries@dfking.com.

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Questions concerning the terms of the Solicitation should be directed to the Tabulation Agent or the Solicitation Agent. Completed Proxy and Consent Solicitation Forms must be returned to the Tabulation Agent.

Tabulation Agent:

AST TRUST COMPANY (CANADA)

By Mail:

Attention: Proxy Department
P.O. Box 721
Agincourt, ON

By Fax or Email:

Attention: Proxy Department

Fax: 1-866-781-3111 (Toll Free)

Email: proxyvote@astfinancial.com

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